Notice of Annual Meeting
of Shareholders and
Proxy Statement **2026**

ABBOTT

Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400 U.S.A.

On the Cover:

STRAN SMITH
Childress, Texas, USA

Amplatzer PFO Occluder

When Stran, a rancher and rodeo world champion, had a stroke at 32 caused by a patent foramen ovale (PFO) — an opening between the right and left sides of the upper chambers of the heart — he received an Amplatzer PFO occluder. Today, he's back in the saddle and working his ranch with his family.

Table of contents

Notice of 2026 Annual Meeting of Shareholders



Date and time
Friday, April 24, 2026 at
8:00 a.m. Central Time



Virtual meeting site
meetnow.global/ABT2026



Who can vote
Shareholders of record at
the close of business on
February 25, 2026

Items of business		Board voting recommendation
Item 1	Election of the 12 director nominees named in this proxy statement to hold office until the next Annual Meeting or until the next meeting of shareholders at which directors are elected	**FOR** Each Director Nominee
Item 2	Ratification of the appointment of Ernst & Young LLP as auditors of Abbott for 2026	**FOR**
Item 3	Approval, on an advisory basis, of executive compensation	**FOR**
Item 4	Approval of the Abbott Laboratories 2026 Incentive Stock Program	**FOR**
Item 5	Approval of the Abbott Laboratories 2026 Employee Stock Purchase Plan for Non-U.S. Employees	**FOR**

Shareholders will also transact such other business as may properly come before the meeting, including any adjournment or postponement thereof.

To attend the Annual Meeting, shareholders will be required to enter a control number. Please see page 98 for further instructions on how to attend the Annual Meeting.

Your vote is important

Please sign and promptly return your proxy or voting instruction form in the enclosed envelope, or vote your shares by telephone or using the Internet.

If you are a registered shareholder (you received your proxy materials from Abbott through Abbott's transfer agent, Computershare), you may vote your shares by telephone (1-800-652-VOTE (8683)) or on the Internet at **www.investorvote.com/abt**.

If you are a beneficial shareholder (you received your proxy materials from a broker, bank, or other agent), please refer to the voting instructions provided to you by your broker, bank, or other agent.

This proxy statement and the accompanying proxy card, and the Notice of Internet Availability of Proxy Materials, are being provided to shareholders on or about March 13, 2026.

By order of the Board of Directors.

Elizabeth C. Cushman
Secretary
March 13, 2026

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on April 24, 2026
Abbott's 2026 Proxy Statement and 2025 Annual Report to Shareholders are available at **www.abbott.com/proxy**.

Proxy summary

This summary contains highlights about Abbott and the upcoming 2026 Annual Meeting of Shareholders. This summary does not contain all of the information that you should consider in advance of the meeting, and we encourage you to read the entire proxy statement carefully before voting.

Abbott's diversified business model delivers leading shareholder returns

Abbott's strong, sustainable performance has resulted in total shareholder return (TSR) significantly exceeding the peer group median on a one-year, three-year and five-year basis.

In 2025, Abbott's one-year total shareholder return (TSR) was 13%, delivering shareholder returns exceeding the 7% peer group median.

On a three-year and five-year basis, our TSR performance was 21% and 25%, respectively, performing above the peer group medians of 6% and 17%.

Relative to our peers, on a one-year basis our TSR performance placed us at the 63rd percentile. On a three-year and five-year basis our TSR performance placed us at the 68th and 58th percentile, respectively. These consistent top-tier returns are driven by strong execution, an effective governance structure, and the strength of our diversified business model with leadership positions in some of the largest and fastest-growing markets in healthcare and innovative product portfolios across our businesses.



1-Year Total Shareholder Return
13%
7%
Abbott
Peer Median
3-Year Total Shareholder Return
21%
6%
Abbott
Peer Median
5-Year Total Shareholder Return
25%
17%
Abbott
Peer Median

In addition to delivering significant shareholder returns, Abbott continued to take important steps to position the Company for long-term, sustainable growth.



Robust innovation pipeline

- Steady cadence of important product approvals across our businesses that will be significant contributors to growth in the coming years.



Investing for future growth

- Increased manufacturing scale and capabilities across several important products, including a larger footprint in the U.S.



Shareholder returns

- Returned $5 billion to shareholders in 2025 and announced a 6.8% increase to our dividend for 2026, marking our 54th consecutive year of dividend increases.

Executive compensation

Shareholder engagement and feedback

In 2025, we contacted shareholders representing over 60% of our outstanding shares to discuss our compensation program and various other topics, including:

- **Strong Compensation Program Design:** Annual incentives are based on financial, strategic, talent, and succession results, and long-term incentives are based on sustained company and individual performance.
- **Rigorous Goal Setting:** Goals are linked to Abbott's business strategy and are designed to drive continuous growth, create shareholder value, and promote quality and compliance.
- **Peer Group Review Process:** Grounded in good governance principles, our Compensation Committee conducts annual reviews of the peer group to ensure that Abbott remains well-positioned in terms of size, growth, return profiles, geographic breadth, and management structure.
- **Strong Board Composition and Succession Planning:** In the last 5 years, we have added 5 new independent directors with varied backgrounds, enhancing our Board's diversity of skills and perspectives.

Key features of our executive compensation program

The following practices and policies ensure alignment of interests between shareholders and management, and effective ongoing compensation governance.

Compensation practice	Abbott policy	More information on page
✓ Compensation is Market-Based	Benchmark to peers with investment profiles, operating characteristics, and employment and business markets similar to Abbott. Annual incentive plan goals are set to exceed market growth in relevant markets/business segments	28 - 31
✓ Compensation is Performance-Based	Short-term and long-term incentive awards are 100% performance-based. Annual incentive plan goals are set to exceed market growth in relevant markets and business segments	29 - 31
✓ Double-Trigger Change in Control	Provide change in control benefits under double-trigger circumstances only	67-69
✓ Recoupment Policies	Compensation Committee can seek recoupment of incentive compensation, forfeit existing awards or reduce future awards	52
✓ Robust Share Ownership Guidelines	Require significant share ownership for officers and directors and retention requirements until guidelines are met	25 and 51
✓ Capped Incentive Awards	Incentive award payments are capped	30 and 54
✓ Independent Compensation Committee Consultant	Committee consultant performs no other work for Abbott	20
✗ Tax Gross Ups	No tax gross ups under our executive officer pay program	50 - 51
✗ Guaranteed Bonuses	No guaranteed bonuses	29 - 30
✗ Employment Contracts	No employment contracts	67
✗ Excessive Risk Taking	No highly leveraged incentive plans that encourage excessive risk taking	53-54
✗ Hedging and Pledging of Company Shares	No hedging or pledging of Abbott shares is allowed	52 and 54
✗ Discounted Stock Options	No discounted stock options are allowed or granted	53

Details of the compensation decisions made for our named executive officers are outlined on pages 38 to 49.

The strength of our compensation program is evident in our 'say on pay' voting results. Over the past six years, Abbott averaged 91% support from shareholders.

Director nominees

The Board of Directors recommends a vote **FOR** the election of each of the following nominees for director. All nominees are currently serving as directors. Additional information about each director nominee's background and experience can be found beginning on page 9.

Name	Principal occupation	Age	Director since	Committee memberships
Nita Ahuja, M.D. Independent	Dean, University of Wisconsin School of Medicine and Public Health and Vice Chancellor of Medical Affairs	59	2025	To be determined during annual Board review
Claire Babineaux-Fontenot Independent	CEO, Feeding America	61	2022	• Audit • Public Policy
Sally E. Blount, Ph.D. Independent	CEO, Catholic Charities of the Archdiocese of Chicago, and Professor and Former Dean, J.L. Kellogg Graduate School of Management	64	2011	• Nominations and Governance • Public Policy
Robert B. Ford	Chairman of the Board and CEO, Abbott Laboratories	52	2019	• Executive (Chair)
Paola Gonzalez Independent	Vice President, Global Financial Planning & Analysis, The Clorox Company	54	2021	• Audit • Nominations and Governance
Michelle A. Kumbier Independent	President, Turf & Consumer Products, Briggs & Stratton, LLC	58	2018	• Audit • Compensation
Darren W. McDew Independent	Retired General, U.S. Air Force, and Former Commander of U.S. Transportation Command	65	2019	• Nominations and Governance • Public Policy
Nancy McKinstry **Lead Independent Director**	Retired CEO and Chairman of the Executive Board, Wolters Kluwer N.V.	67	2011	• Audit (Chair) • Compensation • Executive
Michael G. O'Grady Independent	Chairman and CEO, Northern Trust Corporation	60	2023	• Compensation • Nominations and Governance
Michael F. Roman Independent	Retired Chairman, President and CEO, 3M Company	66	2021	• Compensation • Public Policy (Chair) • Executive
Daniel J. Starks Independent	Retired Chairman, President and CEO, St. Jude Medical, Inc.	71	2017	• Compensation (Chair) • Public Policy • Executive
John G. Stratton Independent	Retired Executive Chairman, Frontier Communications Parent, Inc.	65	2017	• Audit • Nominations and Governance (Chair) • Executive

Corporate governance

Abbott is committed to strong corporate governance that is aligned with shareholder interests. Our Board spends significant time with Abbott's senior management to understand the dynamics, issues, and opportunities for Abbott. Our Board also regularly monitors leading practices in governance and adopts measures that it determines are in the best interest of Abbott and its shareholders.

Board governance highlights

- All directors elected annually by majority vote
- Eleven of twelve director nominees are independent
- Fully independent Board Committees – Audit Committee, Compensation Committee, Nominations and Governance Committee, and Public Policy Committee
- Lead Independent Director who is appointed by the independent directors for oversight role
- Executive sessions of the independent directors, led by the Lead Independent Director, at each regularly scheduled Board meeting
- Annual evaluations of the Board, each Committee, and each director, that are led by the Lead Independent Director and conducted anonymously to facilitate candid feedback
- Review of Chairman of the Board and Chief Executive Officer performance and approval of compensation by independent directors and fully independent Committee
- Strong risk oversight, with areas of focus including cybersecurity and data protection, product quality and regulatory compliance, and sustainability
- Full Board oversight of corporate strategy and senior management succession planning
- Private Committee sessions with members of senior management

Robust Board assessment and refreshment process

Evaluation

Board regularly reviews Abbott's governance practices, leadership structure, and Board and Committee composition

All directors also conduct annual self-evaluations to assess Board, Committee, and peer performance

→

Assessment

Board identifies how it can further its effectiveness through a combination of new perspectives and internal improvements

→

Refreshment

Five new independent directors have been elected in the last five years to supplement the Board's skills and provide fresh perspective, including in the areas of finance, supply chain and infrastructure management, technology, medical science, and healthcare delivery

The 12 director nominees form a well-balanced, highly qualified Board with broad expertise and perspectives to provide strong oversight over Abbott's diversified operating model and long-term strategy

 Healthcare industry

 Risk management, including data protection and cybersecurity

 Government, regulatory and compliance

 Finance and accounting

 Global strategy and operations

 Consumer marketing and brand management

 Science, innovation, and technology

 Senior leadership of large, complex organizations

 Sustainability and corporate responsibility

Well-balanced tenure



- **5** 0-4 Years
- **5** 5-10 Years
- **2** 11 + Years

Board diversity



- **58%** Overall
- **50%** Women
- **33%** Racial/ Ethnic Diversity

Lead independent director with distinct responsibilities

- Elected annually by independent directors
- Regularly presides over executive sessions of independent directors at Board meetings and provides feedback to management
- Facilitates communication with the Board and liaises between Chairman and independent directors
- Authority to call meetings of independent directors
- Reviews and communicates with the Chairman regarding appropriate agenda topics, and schedule sufficiency

- Leads the Board's annual evaluation of the Chairman of the Board and Chief Executive Officer
- Leads the annual performance review process
- Consults with management on corporate governance issues and developments
- Confers with the Nominations and Governance Committee and the Chairman of the Board and Chief Executive Officer regarding senior management succession planning
- Engages directly with major shareholders as appropriate

Our commitment to sustainability

The Board of Directors and its Committees have oversight over Abbott's environmental, social and governance practices. The Board has regular discussions with management on the sustainability matters noted below, as well as workplace matters, emerging governance practices and trends, global compliance matters, and sustainability reporting. Executive compensation is linked to Sustainability commitments, as discussed in more detail on pages 34 through 36.

2030 Sustainability plan

At Abbott, sustainability means managing our company to deliver long-term impact for the people we serve — shaping the future of healthcare and helping the greatest number of people live better and healthier lives. Our products and services touched the lives of approximately 2 billion people in 2024 and our goal is to reach 3 billion people a year by 2030.

To impact the most lives, we must get our innovative healthcare solutions to people who need them and ensure our business is resilient and prepared for the future, working to protect the environment, ensure a responsible supply chain, build the workforce of tomorrow and responsibly connect technology and care.

Innovate for access and affordability

 **Make access and affordability core to new product innovation**
Integrate access, affordability and data insights as design principles into our R&D work and portfolio.

 **Transform care for chronic disease, malnutrition and infectious diseases**
Transform the standard of care for diabetes, cardiovascular and other chronic diseases, and deliver break-through science and technologies to improve health outcomes.

Reduce preventable deaths and infectious diseases through diagnostics, treatment, and education programs.

 **Advance health access through partnership**
Expand affordable access to healthcare for underserved and at-risk communities by delivering innovative, decentralized models of care.

Partner with stakeholders to improve health outcomes by advancing standards and building access to affordable, integrated solutions.

Build a foundation for the future

 ### Climate
Protect a healthy environment

Protect our climate and water, including supporting the Science Based Targets initiative (SBTi) objective of reducing Scope 1, 2, and 3 carbon emissions.

Reduce product packaging and waste, including addressing 50 million pounds of packaging and using a circular economy approach to achieve at least 90% waste diversion rate.

 ### Our people
Build the diverse, innovative workforce of tomorrow

Attract, retain, and develop the best talent from the more than 160 countries in which we do business.

Create opportunities in Abbott's science, technology, engineering, and math (STEM) programs and internships for more than 200,000 young people.

 ### Supply chain
Ensure a resilient, diverse and responsible supply chain

Certify that newly contracted direct material spends incorporate responsibility requirements.

Ensure ethical sourcing from suppliers with high-risk sustainability factors through 100% auditing.

Continue to help safeguard our supply chain to mitigate single-source and supply shocks.

 ### Data and data privacy
Responsibly connect data, technology, and care

Be a trusted healthcare leader in secure and responsible data collection, use, management and privacy, in order to protect our patients and customers, empower them to make better, more complete decisions about their health, and drive innovation through insights and analytics.

Voting matters and Board recommendations

Item 1	The Board recommends a vote **FOR** each nominee. 

Election of 12 director nominees

- Highly qualified Board with diversity in backgrounds, skills and experiences.
- Relevant expertise to provide oversight and guidance for Abbott's diversified operating model.
- See pages 9 to 14 for more information.

Item 2	The Board recommends a vote **FOR** this item. 

Ratification of Ernst & Young LLP as auditors

- Independent firm with significant industry and financial reporting expertise.
- See pages 75 to 76 for more information.

Item 3	The Board recommends a vote **FOR** the approval of the named officers' compensation. 

Say on pay: Advisory vote on the approval of executive compensation

- Market-based structure producing differentiated awards based on both company and individual performance, managed with independent oversight by the Compensation Committee.
- Aligned to drive Abbott's strategic priorities, reflects strong sustainable performance resulting in total shareholder return (TSR) above the peer median on a one-year, three-year, and five-year basis.
- See pages 77 and 78 for more information.

Item 4	The Board recommends a vote **FOR** this item 

Approval of the Abbott Laboratories 2026 Incentive Stock Program

- Market-competitive program that is designed to incentivize approximately 15,000 employees across 70+ countries.
- Designed to attract and retain high-level talent while driving long-term performance.
- See pages 79 to 86 for more information.

Item 5	The Board recommends a vote **FOR** this item 

Approval of the Abbott Laboratories 2026 Employee Stock Purchase Plan for Non-U.S. Employees

- Market-competitive program that is offered to approximately 60,000 employees across 60+ countries.
- Designed to align employee interests with shareholder value creation.
- See pages 87 to 91 for more information.

Item 1

Election of Directors



Nita Ahuja, M.D.

Director Since **2025** | Age **59**

Dean of the University of Wisconsin School of Medicine and Public Health,
Vice Chancellor of Medical Affairs, and Professor in the Department of Surgery

Professional background

- Dean of the University of Wisconsin School of Medicine and Public Health, Vice Chancellor of Medical Affairs, Professor in the Department of Surgery, and alternating Chair or Vice Chair of the Board of the University of Wisconsin Hospitals and Clinics Authority since May 2025.
- Chair of the Department of Surgery at Yale School of Medicine from 2018 to 2025, Surgeon-in-Chief for Yale New Haven Health System and Board member of Yale New Haven Hospital from 2020 to 2025, Chair of the Yale Medicine Faculty Practice Plan from 2020 to 2024, and Interim Chief of the Yale Cancer Center from 2021 to 2022.
- Vice Chair of Academic Affairs, Department of Surgery at the Johns Hopkins University School of Medicine from 2014 to 2018, and Chief, Division of Surgical Oncology at The Johns Hopkins Hospital from 2016 to 2018.
- Serves as an elected member of the National Academy of Medicine and on the Board of Directors of the Association of American Medical Colleges, and has served as an elected national representative to the Commission on Cancer for the American College of Surgeons.

Key qualifications and expertise

Through her extensive leadership experience at leading medical institutions and her expertise as a practicing surgeon, Dr. Ahuja provides the Board with deep understanding of medical science and healthcare delivery, including valuable perspectives on research and development initiatives and strategic priorities, medical technologies, and the evolving healthcare environment.



Claire Babineaux-Fontenot

Director Since **2022** | Age **61**

Chief Executive Officer, Feeding America

Professional background

- Chief Executive Officer of Feeding America, a U.S. hunger-relief charitable organization, since October 2018. Ms. Babineaux-Fontenot has announced her retirement after a period of transition in 2026.
- Founder of CBF Consulting Group, LLC, a business consulting firm, since 2017.
- Executive Vice President and Global Treasurer of Walmart Inc., a multinational retail corporation operating supercenters, discount department stores, and eCommerce websites, from 2014 to 2017.
- Senior Vice President and Chief Tax Officer of Walmart, from 2007 to 2014.
- Vice President of Audits and Tax Policy of Walmart, from 2004 to 2007.
- Serves on the Board of Directors of New York Life Insurance Company.

Key qualifications and expertise

As the Chief Executive Officer of Feeding America, Ms. Babineaux-Fontenot provides Abbott's Board with substantial experience in organizational governance, strategic planning, and supply chain and infrastructure management, and through her prior financial leadership roles at Walmart, Ms. Babineaux-Fontenot contributes extensive expertise and knowledge of global risk management and corporate finance and accounting matters for a multinational public company.



Sally E. Blount, Ph.D.

Director Since **2011** | Age **64**

Chief Executive Officer, Catholic Charities of the Archdiocese of Chicago, and Michael L. Nemmers Professor of Strategy and Former Dean of the J.L. Kellogg Graduate School of Management at Northwestern University

Professional background

- Chief Executive Officer of Catholic Charities of the Archdiocese of Chicago since 2020.
- Michael L. Nemmers Professor of Strategy at the J.L. Kellogg Graduate School of Management at Northwestern University since 2010.
- Dean of the J.L. Kellogg Graduate School of Management at Northwestern University from 2010 to 2018.
- Dean of the New York University Undergraduate College and Vice Dean of its Leonard N. Stern School of Business from 2004 to 2010.
- Professor at the New York University Leonard School of Business from 2001 to 2010, and became the Abraham L. Gitlow Professor of Management in 2004.
- Held academic posts at the University of Chicago's Graduate School of Business from 1992 to 2001.
- Served on the Board of Directors of Ulta Beauty, Inc. from 2017 to 2022, the Board of Directors of the Economic Club of Chicago from 2017 to 2023, and the Board of Directors of the Joyce Foundation from 2017 through 2025.

Key qualifications and expertise

As a professor of management and strategy, having served as Dean of the J.L. Kellogg Graduate School of Management at Northwestern University and as Vice Dean and Dean of the Undergraduate College of New York University's Leonard N. Stern School of Business, Dr. Blount provides Abbott's Board with expertise on business organization, strategy, governance and management matters.



Robert B. Ford

Director Since **2019** | Age **52**

Chairman of the Board and Chief Executive Officer, Abbott Laboratories

Professional background

- Chairman of the Board and Chief Executive Officer of Abbott since December 2021.
- President and Chief Executive Officer of Abbott from 2020 to 2021.
- President and Chief Operating Officer of Abbott from 2018 to 2020.
- Executive Vice President, Medical Devices of Abbott from 2015 to 2018.
- Senior Vice President, Diabetes Care of Abbott from 2014 to 2015.
- Held various leadership roles across Abbott's Diagnostics, Nutrition, and Diabetes Care businesses in the U.S. and Latin America since joining Abbott in 1996.

Key qualifications and expertise

As Abbott's Chairman of the Board and Chief Executive Officer, and having previously held various leadership positions at Abbott, including Chief Operating Officer, where he was responsible for all of Abbott's operating businesses, Mr. Ford contributes an extensive knowledge of the Company's global operations, a wide breadth of experience in strategy and execution, and valuable insights into global healthcare markets.



Paola Gonzalez

Director Since **2021** | Age **54**

Vice President, Global Financial Planning & Analysis, The Clorox Company

Professional background

- Vice President, Global Financial Planning & Analysis of The Clorox Company, a manufacturer and marketer of consumer and professional products, since June 2023.
- Vice President and Treasurer of Clorox, responsible for treasury, investor relations, and real estate, from 2018 to 2023.
- Vice President of Finance, Household and Lifestyle Segments of Clorox from 2010 to 2017.
- Vice President of Finance, Global Strategic Initiatives of Clorox from 2008 to 2010.
- Held various leadership roles in finance across Clorox since joining Clorox in 1997.
- Prior to Clorox, worked in finance for American Airlines in Latin America.

Key qualifications and expertise

As Vice President, Global Financial Planning & Analysis of The Clorox Company, pursuant to which she provides financial leadership across all Clorox businesses and business development efforts, and through her prior roles in treasury, investor relations, and several of Clorox's businesses, Ms. Gonzalez has considerable experience providing financial leadership to a multinational public company with multiple businesses, contributing significant financial expertise and knowledge of financial statements, corporate finance and accounting matters.



Michelle A. Kumbier

Director Since **2018** | Age **58**

President, Turf & Consumer Products, Briggs & Stratton, LLC

Professional background

- Senior Vice President and President, Turf & Consumer Products of Briggs & Stratton, LLC, a manufacturer and marketer of engines, batteries, and outdoor power equipment, since March 2022.
- Senior Vice President and Chief Operating Officer of Harley-Davidson Motor Company, a motorcycle and related products manufacturer, from 2017 to 2020.
- Senior Vice President of Motor Company Product and Operations of Harley-Davidson from 2015 to 2017.
- Held various other executive roles across Harley-Davidson, from 1997 to 2015.
- Held various positions at Kohler Company, maker of premium plumbing products, from 1986 to 1997.
- Served on the Board of Directors of Tenneco Inc. from 2021 to 2022.

Other public company boards

Teledyne Technologies Incorporated, Ryerson Holding Corporation

Key qualifications and expertise

Having served in several executive roles at Harley-Davidson, Ms. Kumbier contributes extensive experience in the management of a multinational public company, including significant manufacturing, product development, commercial, business development and strategic planning experience.



Darren W. McDew

Director Since **2019** | Age **65**

Retired General, United States Air Force, and Former Commander of
U.S. Transportation Command

Professional background

- Four-star general who served for 36 years in the United States military before retiring in October 2018.
- Commander, U.S. Transportation Command, the single manager for global air, land and sea transportation for the U.S. Department of Defense from 2015 to 2018.
- Held various leadership roles across the U.S. Military, including Vice Director for Strategic Plans and Policy for the Joint Chiefs of Staff, Military Aide to the President, Director of Air Force Public Affairs, and Chief of Air Force Senate Liaison Division.
- Serves on the Board of Directors of United Services Automobile Association, Boys & Girls Club of America, and Manns Home Youth Foundation.

Other public company boards

Parsons Corporation, GE Aerospace

Key qualifications and expertise

Through his extensive leadership in the U.S. Air Force, General McDew contributes significant experience managing large, complex global operations, including strategic planning, security and risk management, cybersecurity, supply chain and infrastructure management, succession planning, and leadership development.



Nancy McKinstry

Lead Independent Director

Director Since **2011** | Age **67**

Retired Chief Executive Officer and Chairman of the Executive Board, Wolters Kluwer N.V.

Professional background

- Chief Executive Officer and Chairman of the Executive Board of Wolters Kluwer N.V., a global information, software, and services provider, from September 2003 to February 2026, and a member of its Executive Board from June 2001 to February 2026.
- Member of the J.P. Morgan International Council.
- Serves on the Board of Directors of Russell Reynolds Associates and the Board of Overseers of Columbia Business School.

Other public company boards

Accenture plc, Mondelēz International, Inc.

Key qualifications and expertise

Having served as the Chief Executive Officer and Chairman of the Executive Board of Wolters Kluwer N.V., Ms. McKinstry contributes global perspectives and management experience in a broad range of key issues impacting a large multinational business such as Abbott's, including global strategy and operations, risk management, corporate finance and financial reporting, and regulatory and compliance matters.



Michael G. O'Grady

Director Since **2023** | Age **60**

Chairman and Chief Executive Officer, Northern Trust Corporation

Professional background

- Chairman of Northern Trust Corporation, a financial services company, since 2019, Chief Executive Officer since 2018, and President since 2017.
- President, Corporate & Institutional Services of Northern Trust from 2014 to 2016.
- Chief Financial Officer of Northern Trust from 2011 to 2014.
- Managing Director, Investment Banking Group of Bank of America Merrill Lynch from 2000 to 2011.

Other public company boards

Northern Trust Corporation

Key qualifications and expertise

As the Chairman and Chief Executive Officer of Northern Trust Corporation, Mr. O'Grady has significant experience leading a global public company in a highly regulated industry, including oversight of operations and risk management, strategy and business development, and corporate governance. Mr. O'Grady also contributes broad financial expertise, including extensive experience in financial advisory and investment banking matters.



Michael F. Roman

Director Since **2021** | Age **66**

Retired Chairman of the Board, President and Chief Executive Officer, 3M Company

Professional background

- Executive Chairman of the Board of 3M Company, a global manufacturing and technology company, from May 2024 to March 2025.
- Chairman of the Board, President and Chief Executive Officer of 3M from 2019 to 2024.
- Chief Executive Officer of 3M from 2018 to 2019.
- Chief Operating Officer and Executive Vice President of 3M from 2017 to 2018 with direct responsibilities for 3M's five business groups and its international operations.
- Executive Vice President, Industrial Business Group of 3M from 2014 to 2017.
- Senior Vice President, Business Development of 3M from 2013 to 2014.
- Vice President and General Manager of Industrial Adhesives and Tapes Division of 3M from 2011 to 2013.

Other public company boards

Waystar Holding Corp.

Key qualifications and expertise

Having served as 3M Company's Executive Chairman and its Chairman of the Board, President and Chief Executive Officer, Mr. Roman has extensive experience leading a multinational public company with multiple businesses, contributing significant manufacturing, supply chain, technology, and finance experience, as well as valuable insights into corporate strategy and risk management.



Daniel J. Starks

Director Since **2017** | Age **71**

Retired Chairman, President and Chief Executive Officer, St. Jude Medical, Inc.

Professional background

- Executive Chairman of the Board of St. Jude Medical, Inc., a medical device manufacturer, from January 2016 to January 2017, when Abbott completed its acquisition of St. Jude Medical.
- Chairman, President and Chief Executive Officer of St. Jude Medical from 2004 until his retirement in January 2016.
- President and Chief Operating Officer of St. Jude Medical from 2001 to 2004.
- President and CEO, Cardiac Rhythm Management Business of St. Jude Medical from 1997 to 2001.

Key qualifications and expertise

Having served as St. Jude Medical's Executive Chairman and its Chairman, President and Chief Executive Officer, and having joined St. Jude Medical in 1996, Mr. Starks contributes not only comprehensive and critical knowledge of the medical device industry, but also extensive business and management experience operating a global public company in a highly regulated industry.



John G. Stratton

Director Since **2017** | Age **65**

Retired Executive Chairman, Frontier Communications Parent, Inc.

Professional background

- Executive Chairman of Frontier Communications Parent, Inc., a telecommunications company, from April 2021 to January 2026.
- Executive Vice President and President of Global Operations of Verizon Communications Inc. from 2015 to 2018.
- Executive Vice President and President of Global Enterprise and Consumer Wireline of Verizon from 2014 to 2015.
- President of Verizon Enterprise Solutions from 2012 to 2014.
- Chief Operating Officer and Executive Vice President of Verizon Wireless from 2010 to 2012.
- Member of The President's National Security Telecommunications Advisory Committee from 2012 to 2018.
- Director of the Cellular Telecommunications Industry Association from 2015 to 2018.

Other public company boards

General Dynamics Corporation

Key qualifications and expertise

Through his executive leadership experience, Mr. Stratton contributes extensive business and management expertise operating a global public company such as Abbott, including valuable insights on corporate strategy and risk management. His service on the National Security Telecommunications Advisory Committee enables him to provide government perspective and experience in a highly regulated industry.

The Board of Directors and its Committees

Director independence

The Board has determined that each of following director nominees is independent in accordance with the New York Stock Exchange listing standards: Nita Ahuja, M.D., Claire Babineaux-Fontenot, Sally E. Blount, Ph.D., Paola Gonzalez, Michelle A. Kumbier, Darren W. McDew, Nancy McKinstry, Michael G. O'Grady, Michael F. Roman, Daniel J. Starks, and John G. Stratton, as well as Robert J. Alpern, M.D., who will continue to serve as a director until the 2026 Annual Meeting.

To make this determination, the Board applied the independence standards under the New York Stock Exchange listing standards. The Board also considered whether a director or director nominee has any other material relationships with Abbott or its subsidiaries and concluded that none of them had a relationship that impaired his or her independence. This included consideration of the fact that some of the directors or director nominees or their family members are officers or serve on boards of companies or entities to which Abbott sold products or made contributions or from which Abbott purchased products and services during the year. In making its determination, the Board relied on both information provided by the directors and director nominees and information developed internally by Abbott.

Director selection

The Nominations and Governance Committee assists the Board of Directors in identifying individuals qualified to become Board members and recommends to the Board the nominees for election as directors at the next annual meeting of shareholders. The process used by the Nominations and Governance Committee to identify a nominee to serve as a Board member depends on the qualities being sought. From time to time, Abbott engages an executive search firm to assist the Committee in identifying individuals qualified to be Board members.

Board candidates are considered on the basis of a range of criteria and should have demonstrated experience and abilities that are relevant to the Board's oversight role with respect to Abbott's business and affairs. When combined, the backgrounds and qualifications of the director nominees should provide a portfolio of experience and knowledge that will serve Abbott's governance and strategic needs. When selecting and evaluating nominees for the Board, the Nominations and Governance Committee and the Board may consider certain qualifications, such as strong backgrounds in management, medical and scientific research and development, finance, international business, and government. Abbott's outline of directorship qualifications is included in Abbott's Governance Guidelines. In addition, all Abbott directors must exhibit:

- Global business perspective
- Successful track record
- Innovative thinking

- Knowledge of corporate governance requirements and practices
- High integrity
- Commitment to good corporate citizenship

A description of the procedure for the recommendation and nomination of directors by shareholders is on pages 96 and 97.

Board composition and diversity

In the process of identifying nominees to serve as members of the Board of Directors, the Nominations and Governance Committee considers the Board's diversity of relevant experience, areas of expertise, ethnicity, gender, and geography.

The process used to identify and select nominees has resulted in a well-balanced, diverse, and highly qualified Board of Directors with the backgrounds, skills, and perspectives necessary to provide strong oversight and guidance. Each director nominee's biography includes the particular experience and qualifications that led the Board to conclude that the nominee should serve on the Board. The director nominees' biographies are on pages 9 through 14.

The 12 director nominees form a well-balanced, highly qualified Board with broad expertise and perspectives to provide strong oversight over Abbott's diversified operating model and long-term strategy

- Healthcare industry
- Risk management, including data protection and cybersecurity
- Government, regulatory and compliance
- Finance and accounting
- Global strategy and operations
- Consumer marketing and brand management
- Science, innovation, and technology
- Senior leadership of large, complex organizations
- Sustainability and corporate responsibility

Well-balanced tenure


5 0-4 Years
5 5-10 Years
2 11 + Years

Board diversity


58% Overall
50% Women
33% Racial/ Ethnic Diversity

Leadership structure

Abbott's current Board leadership is comprised of the Chairman of the Board and CEO, a Lead Independent Director, and independent Committee Chairs. The Board reviews its leadership structure at least annually and has determined that this structure is in the best interests of Abbott and its shareholders at this time. This structure balances strong, independent oversight with extensive business knowledge and experience. The Board also retains the flexibility necessary to adopt the leadership structure in the best interests of Abbott and its shareholders based on the specific circumstances and needs of the business over time.

Robert B. Ford currently serves as Chairman of the Board and CEO. The Board has determined that this is in the best interests of Abbott and its shareholders, as it provides cohesive leadership and direction for the Board and executive management, as well as clear accountability and unified leadership in the oversight and execution of strategic initiatives and business plans. Mr. Ford has extensive industry expertise and familiarity with Abbott's diverse, global businesses, such that his strategic and operational insights provide the Board with a comprehensive vision, from long-term strategic direction to day-to-day execution.

Abbott's Board also maintains a strong Lead Independent Director with significant roles and responsibilities, who is appointed by and from the independent directors. In selecting a Lead Independent Director, the independent directors consider several factors, including corporate governance expertise, board service and tenure, ability to meet the required time commitment, and operational and leadership experience.

Key functions and responsibilities of the Lead Independent Director include:

- Preside at regularly conducted executive sessions of the independent directors and provide feedback to the Chairman and CEO and other senior management, as appropriate

- Preside at all meetings of the Board at which the Chairman is not present

- Facilitate communication with the Board and serve as liaison between the Chairman and the independent directors

- Authority to call meetings of independent directors

- Review and communicate with the Chairman regarding appropriate agenda topics and schedule sufficiency

- Lead the Board's annual evaluation of the Chairman of the Board and Chief Executive Officer

- Lead the annual performance review process

- Consult with management on corporate governance issues and developments

- Confer with the Nominations and Governance Committee and the Chairman of the Board and Chief Executive Officer regarding senior management succession planning

- Engage directly with major shareholders as appropriate

Throughout the year, the Board and its Committees conduct a thorough review of Abbott's corporate governance structures, taking into account the results of the annual shareholders meeting and shareholder feedback; the results of annual Board, Committee, and director assessments; regulatory developments; and advancements in the areas of corporate governance, compensation, and sustainability.

In addition, as part of its regular succession planning, the Board monitors the composition of backgrounds, skills, and experiences contributed by each of the directors, as well as director tenures and upcoming retirements. Based on these ongoing evaluations, the Board takes actions to continue shaping the Board's leadership structure and composition to best serve the interests of Abbott and its shareholders. Such actions include evaluating director candidates to supplement the Board's portfolio of skills, appointing new directors well in advance of anticipated retirement to provide sufficient time for onboarding and transfer of institutional knowledge, and adjusting Board Committee leadership and composition to refresh perspectives and further director development.

Abbott's Board leadership is further strengthened by:

- Eleven of twelve director nominees are independent

- Demonstrated commitment to Board refreshment – five new independent directors elected in the last five years to supplement the Board's skills and provide fresh perspective, including in the areas of finance, supply chain and infrastructure management, technology, medical science, and healthcare delivery

- Fully independent Board Committees – Audit Committee, Compensation Committee, Nominations and Governance Committee, and Public Policy Committee

- Committee Chairs who are recommended to the Board by the Nominations and Governance Committee and approved by the full Board

- Executive sessions of the independent directors, led by the Lead Independent Director, at each regularly scheduled Board meeting

- Annual election of directors by majority vote

- Annual evaluations of the Board, each Committee, and each director, including the Chairman of the Board and Chief Executive Officer, that are led by the Lead Independent Director and conducted anonymously to facilitate candid feedback

- Review of Chairman of the Board and Chief Executive Officer performance and approval of compensation by independent directors and fully independent Committees

- Private Committee sessions with members of senior management

Board oversight

Abbott is committed to strong governance that is aligned with shareholder interests. Our Board spends significant time with Abbott's senior management to understand global dynamics, challenges, and opportunities for Abbott. During these interactions, directors provide insights and ask probing questions, which guide management decision making. This collaborative approach to risk oversight and emphasis on long-term sustainability begins with our leaders and is ingrained in Abbott's culture.

Oversight of risk

The Board has risk oversight responsibility for Abbott, which it administers directly and with assistance from its Committees. Throughout the year, the Board and its Committees engage with management to discuss a wide range of enterprise risks, such as risks related to Abbott's businesses, enterprise and product cybersecurity, product quality and regulatory compliance, litigation, and human capital management. The Audit Committee conducts an annual review of the enterprise risk management process, including the program structure, risk assessment, and risk mitigation. The Board and its Committees also consult with advisors, including legal counsel, internal and external auditors, and consultants. Such engagement and consultations are done by the full Board, independent directors in executive sessions, or fully independent Committees, as appropriate.

Specific risk areas of focus for the Board, its Committees, and management include:

Board of Directors
- Business strategy and operations
- Management development and succession planning
- Human capital management
- Litigation

↓↑

Audit Committee
- Accounting, internal controls, and financial reporting
- Enterprise cybersecurity
- Information security
- Major financial and business risk exposures

Compensation Committee
- Executive officer compensation, including incentive compensation plans
- Equity-based plans
- Director compensation

Nominations and Governance Committee
- Board composition, refreshment, and succession planning
- Board governance structure
- Governance guidelines and practices

Public Policy Committee
- Sustainability, environment, and social responsibility
- Regulatory compliance, product quality, and global ethics and compliance programs
- Product cybersecurity and data privacy

↓↑

Management
- Design and execution of Abbott's enterprise risk management process
- Identification, evaluation, and prioritization of risks
- Development and implementation of mitigating actions
- Regular communication with the Board and its Committees on how risks are being managed

  **ABBOTT**

Oversight of strategy

One of the Board's key responsibilities is overseeing and monitoring business strategy. The Board conducts an annual in-depth review of the long-term strategy and areas of focus for Abbott and its businesses. The Board also regularly engages with management throughout the year to review and discuss the strategic planning for Abbott's businesses, including operating and financial plans, strategic business priorities and initiatives, and key risks and opportunities. These reviews include discussions of matters such as global talent management and succession planning, global market dynamics and changes in regulatory and competitive landscapes, supply chain initiatives and sustainability programs, and significant corporate actions such as acquisitions and capital expenditures.

The Board monitors management's strategy execution, receiving regular updates to confirm that activities align with such strategies and that progress is made toward strategic objectives. Most years, the Board also visits Abbott facilities and locations around the world to observe business dynamics and strategy execution by the businesses.

Committees of the Board of Directors

The Board of Directors has five Committees established in Abbott's By-Laws: Audit Committee, Compensation Committee, Nominations and Governance Committee, Public Policy Committee, and Executive Committee.

All members of the Audit Committee, Compensation Committee, Nominations and Governance Committee, and Public Policy Committee are independent. These Committees are governed by written charters setting forth their respective responsibilities, and each Committee reviews its charter at least annually, with any changes being recommended to the full Board for approval. Copies of the Committee charters are all available in the governance section of Abbott's investor relations website (**www.abbottinvestor.com**).

Current members	Committee memberships				
	Audit Committee[3]	Compensation Committee	Nominations and Governance Committee	Public Policy Committee	Executive Committee
Nita Ahuja, M.D.[1]					
Robert J. Alpern, M.D.[2]			■	■	
Claire Babineaux-Fontenot	■			■	
Sally E. Blount, Ph.D.			■	■	
Robert B. Ford					□
Paola Gonzalez	■		■		
Michelle A. Kumbier	■	■			
Darren W. McDew			■	■	
Nancy McKinstry	□	■			■
Michael G. O'Grady		■	■		
Michael F. Roman		■		□	■
Daniel J. Starks		□		■	■
John G. Stratton	■		□		■
Total Meetings Held in 2025	7	3	4	4	0

□ Chair　■ Member

[1] Dr. Ahuja joined the Board of Directors in December 2025. Her Committee membership will be determined during the Board of Directors' annual review of leadership structure and Committee membership.

[2] Dr. Alpern is not standing for re-election at the Annual Meeting.

[3] Each of the Committee members is financially literate, as is required of audit committee members by the New York Stock Exchange. The Board of Directors has determined that Nancy McKinstry is an "audit committee financial expert."

Audit Committee

The Audit Committee assists the Board of Directors in fulfilling its oversight responsibility with respect to:

- Abbott's accounting and financial reporting practices and the audit process,
- The quality and integrity of Abbott's financial statements,
- The independent auditors' qualifications, independence, and performance,
- The performance of Abbott's internal audit function and internal auditors,
- Legal and regulatory compliance relating to financial matters, including accounting, auditing, financial reporting, and securities law issues, and
- Enterprise risk management, including major financial, information security, and enterprise cybersecurity risk exposures.

In performing these functions, the Audit Committee meets regularly with the independent auditor, Abbott's management, and Abbott's internal auditors to review the adequacy, effectiveness and quality of Abbott's accounting and financial reporting principles, policies, procedures and controls, as well as Abbott's enterprise risk management, including Abbott's risk assessment and risk management policies. The Audit Committee also receives regular reports from management on Abbott's information security and enterprise cybersecurity risk programs.

A copy of the report of the Audit Committee is on page 76.

Compensation Committee

The Compensation Committee assists the Board of Directors in carrying out the Board's responsibilities relating to the compensation of Abbott's executive officers and directors. Its primary responsibilities include:

- Review, approve, and administer the incentive compensation plans in which any executive officer participates and all of Abbott's equity-based plans. The Compensation Committee may delegate the responsibility to administer and make grants under these plans to management, except to the extent that such delegation would be inconsistent with applicable law or regulation or with the listing rules of the New York Stock Exchange.
- Review director compensation annually and recommend to the full Board both the amount and the allocation between equity-based awards and cash. In recommending director compensation, the Compensation Committee takes comparable director fees into account and reviews any arrangement that could be viewed as indirect director compensation.
- Engage compensation consultants to provide counsel and advice on executive and non-employee director compensation matters. The consultant and its principal report directly to the Chair of the Committee. The principal meets regularly and as needed with the Committee in executive sessions, has direct access to the Chair during and between meetings, and performs no other services for Abbott or its senior executives.

  The Committee determines what variables it will instruct the consultant to consider, including peer groups against which performance and pay should be examined, financial metrics to be used to assess Abbott's relative performance, competitive incentive practices in the marketplace, and compensation levels relative to market practice. The Committee negotiates and approves any fees paid to the consultant for these services.

The Compensation Committee engaged Meridian Compensation Partners, LLC as its compensation consultant for 2025. Meridian performs no other work for Abbott. Based on its evaluation of Meridian's independence in accordance with the New York Stock Exchange listing standards and information provided by Meridian, the Committee determined that the work performed by Meridian does not present any conflicts of interest.

A copy of the report of the Compensation Committee is on page 52.

Nominations and Governance Committee

The Nominations and Governance Committee assists the Board in fulfilling its oversight responsibility with respect to governance matters. Its primary responsibilities include:

- Assist the Board in identifying individuals qualified to become Board members, and recommend to the Board the nominees for election as directors at the next annual meeting of shareholders,

- Recommend to the Board the people to be elected as executive officers of Abbott,

- Develop and recommend to the Board the corporate governance guidelines applicable to Abbott, and

- Serve in an advisory capacity to the Board and the Chairman of the Board on matters of organization, management succession plans, major changes in the organizational structure of Abbott, and the conduct of Board activities.

The process used by this Committee to identify a nominee to serve as a member of the Board of Directors depends on the qualities being sought. From time to time, Abbott engages an executive search firm to assist the Committee in identifying individuals qualified to be Board members. The process used by the Committee to identify nominees is described on page 15 in the section captioned, "Director selection."

Public Policy Committee

The Public Policy Committee assists the Board of Directors in fulfilling its oversight responsibility with respect to:

- Legal, regulatory, and healthcare compliance matters, including evaluating Abbott's compliance policies and practices and reviewing Abbott's compliance program,

- Product quality, regulatory compliance, product cybersecurity, and data privacy matters,

- Governmental affairs and political participation, including advocacy priorities, political contributions, lobbying activities, and trade association memberships,

- Sustainability and social responsibility policies, practices, and goals and targets, and

- Social, political, economic, and environmental trends and public policy issues that affect or could affect Abbott's business activities, performance, and public image.

Executive Committee

The Executive Committee may exercise all the authority of the Board in the management of Abbott, except for matters expressly reserved by law for Board action.

Board evaluation process

Each year, under the leadership of the Lead Independent Director and together with the Chair of the Nominations and Governance Committee, Abbott's directors evaluate the effectiveness of the Board and its Committees in performing its governance and risk oversight responsibilities. Directors assess the performance of their peers, as well as the full Board of Directors and each of the Committees on which they serve, as follows:

Peer, Board, and Committee evaluations

Written evaluations solicit feedback on the performance of:

Each individual director, including:

- Independent thinking and action
- Adequate preparation for meetings
- Contributions to discussions and decisions
- Ethical standards and values
- Professional competence in matters of oversight and governance
- Knowledge of matters impacting Abbott and its industry

The full Board and Committees, including:

- Structure and composition
- Effectiveness of oversight and other responsibilities
- Encouragement of open communication and differing viewpoints



Collection and review of results

To ensure candid feedback, directors submit their evaluation responses to an independent third party, who anonymizes all responses and compiles them into reports for the Board and Committees.

The Lead Independent Director and the Nominations and Governance Committee review the peer and full Board reports, and each Committee reviews its respective report. All evaluation responses are shared with the full Board.



Incorporation of feedback

Feedback requiring additional consideration is addressed at subsequent Board and Committee meetings, and opportunities for additional enhancements are identified, considered and implemented as appropriate.

The Lead Independent Director or the Chair of the Nominations and Governance Committee discusses peer evaluation results with individual directors as needed.



Board meetings and director commitments

The Board of Directors held 9 meetings in 2025. The average attendance of all directors at Board and Committee meetings in 2025 was 98%, and each director attended at least 75% of the total number of Board meetings and meetings of the Committees on which he or she served. Abbott encourages its Board members to attend the annual shareholders meeting. Last year, all of Abbott's directors attended the annual shareholders meeting.

Directors must devote sufficient time to fulfill their responsibilities as directors in accordance with the criteria set forth in Abbott's Governance Guidelines, which are available in the corporate governance section of Abbott's investor relations website (**www.abbottinvestor.com**). Accordingly, service on the board of directors of other public companies must be limited so as not to conflict with the responsibilities of Abbott directors. Directors are expected to inform the Chairman of the Board and the Chair of the Nominations and Governance Committee of any public company directorships that they have been offered before accepting any such directorship, so as to allow for evaluation of whether the new directorship creates any concerns or potential conflicts of interest. In addition, no director may serve on the board of directors of an Abbott competitor.

As set forth in Abbott's Governance Guidelines, in order to be renominated, incumbent directors must demonstrate certain key characteristics, including:

- Adequate preparation for Board and Committee meetings,
- Participation in and contributions to Board and Committee discussions,
- Providing on-going advice and counsel to management on the director's own initiative and when requested by management,
- Regular attendance at Board and Committee meetings, and
- Maintaining an independent familiarity with the external environments in which Abbott operates and especially in the director's own particular fields of expertise.

Each incumbent director is evaluated on the above criteria by each of his or her peers as part of the annual Board evaluation process, which occurs prior to renomination of any incumbent director for the next annual shareholders meeting. The Board's evaluation process is discussed on page 22.

Shareholder engagement and feedback

In 2025, we contacted shareholders representing over 60% of our outstanding shares to discuss our compensation program and various other topics, including:

- **Strong Compensation Program Design:** Annual incentives are based on financial, strategic, talent, and succession results, and long-term incentives are based on sustained company and individual performance.
- **Rigorous Goal Setting:** Goals are linked to Abbott's business strategy and are designed to drive continuous growth, create shareholder value, and promote quality and compliance.
- **Peer Group Review Process:** Grounded in good governance principles, our Compensation Committee conducts annual reviews of the peer group to ensure that Abbott remains well-positioned in terms of size, growth, return profiles, geographic breadth, and management structure.
- **Strong Board Composition and Succession Planning:** In the last 5 years, we have added 5 new independent directors with varied backgrounds, enhancing our Board's diversity of skills and perspectives.

Communicating with the Board of Directors

Interested parties may communicate with the Board of Directors by writing a letter to the Chairman of the Board, to the Lead Independent Director, or to the independent directors c/o Abbott Laboratories, 100 Abbott Park Road, D-364, AP6D, Abbott Park, Illinois 60064, Attention: Corporate Secretary. The General Counsel and Corporate Secretary regularly forwards to the addressee all letters other than mass mailings, advertisements, and other materials not relevant to Abbott's business. In addition, directors regularly receive a log of all correspondence received by Abbott that is addressed to a member of the Board and may request any correspondence on that log.

Corporate governance matters

Abbott's corporate governance guidelines, outline of directorship qualifications, director independence standards, code of business conduct, and the charters of Abbott's Audit Committee, Compensation Committee, Nominations and Governance Committee, and Public Policy Committee are all available in the corporate governance section of Abbott's investor relations website (**www.abbottinvestor.com**). Abbott has an insider trading policy governing the purchase, sale, and other dispositions of Abbott securities by its directors, officers and employees, as well as Abbott itself, that Abbott believes is reasonably designed to promote compliance with insider trading laws, rules and regulations, and New York Stock Exchange listing standards. The policy was filed as Exhibit 19 to Abbott's Form 10-K for the year ended December 31, 2025.

Director compensation

Mr. Ford is not compensated for serving on the Board or Board Committees. Abbott's remaining directors, who are all non-employee directors, are compensated for their service under the Abbott Laboratories Non-Employee Directors' Fee Plan and the Abbott Laboratories 2017 Incentive Stock Program.

The following table sets forth a summary of the non-employee directors' 2025 compensation.

Name	Fees Earned or Paid in Cash ($)[2]	Stock Awards ($)[3]	Option Awards ($)[4]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[5]	All Other Compensation ($)[6]	Total ($)
N. Ahuja[1]	$ —	$ —	$ —	$ —	$ —	$ —
R. J. Alpern	126,000	209,906	—	112,585	25,000	473,491
C. Babineaux-Fontenot	132,000	209,906	—	—	25,000	366,906
S. E. Blount	126,000	209,906	—	13,429	25,000	374,335
P. Gonzalez	132,000	209,906	—	—	—	341,906
M. A. Kumbier	132,000	209,906	—	—	—	341,906
D. W. McDew	126,000	209,906	—	—	—	335,906
N. McKinstry	147,000	209,906	49,000	759	—	406,665
M. G. O'Grady	—	209,906	126,000	—	—	335,906
M. F. Roman	147,667	209,906	—	—	—	357,573
D. J. Starks	—	209,906	151,000	—	—	360,906
J. G. Stratton	153,667	209,906	—	—	25,000	388,573

[1] Dr. Ahuja joined the Board on December 12, 2025.

[2] Under the Abbott Laboratories Non-Employee Directors' Fee Plan, non-employee directors earn $10,500 for each month of service as a director. Audit Committee members, other than the Audit Committee chair, receive $500 for each month of service on the Audit Committee. Board Committee chairs receive monthly fees of: $2,500 for the Audit Committee chair, $2,083.33 for the Compensation Committee chair, $2,083.33 for the Nominations and Governance Committee chair ($1,250 prior to May 1, 2025), $2,083.33 for the Public Policy Committee chair ($1,250 prior to May 1, 2025), and $3,333.33 for the lead independent director. Fees earned under the Abbott Laboratories Non-Employee Directors' Fee Plan are paid in cash to the director, paid in the form of vested non-qualified stock options, deferred (as a non-funded obligation of Abbott), or paid currently into an individual grantor trust established by the director. The distribution of deferred fees and amounts held in a director's grantor trust generally commences when the director reaches age 65, or upon retirement from the Board of Directors, if later. The director may elect to have deferred fees and fees deposited in trust credited to either a guaranteed interest account or to a stock equivalent account that earns the same return as if the fees were invested in Abbott shares. If necessary, Abbott contributes funds to a director's trust so that as of year-end the stock equivalent account balance (net of taxes) is not less than seventy-five percent of the market value of the related common shares at year-end.

[3] The amounts reported in this column represent the grant date fair value of the awards calculated in accordance with Financial Accounting Standards Board ASC Topic 718. Abbott determines the grant date fair value of stock unit awards by multiplying the number of restricted stock units granted by the average of the high and low market prices of an Abbott common share on the date of grant. In addition to the fees described in footnote 2, each non-employee director elected to the Board of Directors at the annual shareholders meeting receives vested restricted stock units having a value of $210,000 (rounded down) under the Abbott Laboratories 2017 Incentive Stock Program. In 2025, this was 1,635 units. The non-employee directors receive cash payments equal to the dividends paid on the shares covered by the units at the same rate as other shareholders. Upon termination, retirement from the Board, death, or a change in control of Abbott, a non-employee director will receive one common share for each restricted stock unit outstanding under the Incentive Stock Program. Each director is

required to own, within five years of becoming a director, the number of Abbott shares having a fair market value equal to five times the annual director fees earned or paid in cash. All directors with five years tenure or more meet or exceed the guidelines. The following Abbott restricted stock units were outstanding as of December 31, 2025: R. J. Alpern, 40,798; C. Babineaux-Fontenot, 5,317; S. E. Blount, 34,058; P. Gonzalez, 6,919; M. A. Kumbier, 12,633; D. W. McDew, 10,392; N. McKinstry, 34,058; M. G. O'Grady, 5,317; M. F. Roman, 8,418; D. J. Starks, 19,015; and J. G. Stratton, 15,578.

[4] The amounts in this column represent the grant date fair value of non-qualified stock options granted in lieu of cash fees pursuant to the director's election under the Non-Employee Directors' Fee Plan, plus a cash payment in lieu of any fractional shares. Such options were vested in full on the grant date. These amounts were calculated in accordance with Financial Accounting Standards Board ASC Topic 718 as of the option's grant date using a Black-Scholes stock option valuation model. These amounts are being reported solely for the purpose of comparative disclosure in accordance with the Securities and Exchange Commission's rules. There is no certainty that the amount determined using a Black-Scholes stock option valuation model would be the value at which employee stock options would be traded for cash. The following options were outstanding as of December 31, 2025: N. McKinstry, 83,133; M. G. O'Grady, 12,749; and D. J. Starks, 17,929.

[5] The totals in this column include reportable interest credited under Abbott Laboratories Non-Employee Directors' Fee Plan during the year.

[6] The amounts reported in this column represent charitable matching grant contributions. Charitable contributions made by Abbott's non-employee directors are eligible for a matching contribution (up to $25,000 annually).

Executive Compensation

Compensation discussion and analysis

Introduction

This Compensation Discussion and Analysis (CD&A) describes Abbott's executive compensation program in 2025. In particular, this CD&A explains how the Compensation Committee (the Committee) and Board of Directors made compensation decisions for the Company's executives, including the six named officers: Robert B. Ford, Chairman of the Board and Chief Executive Officer; Philip P. Boudreau, Executive Vice President, Finance and Chief Financial Officer; Lisa D. Earnhardt, Executive Vice President and Group President, Medical Devices; Daniel G. Salvadori, Executive Vice President and Group President, Established Pharmaceuticals and Nutritional Products; Christopher J. Scoggins, Executive Vice President, Diabetes Care, and Hubert L. Allen, Former Executive Vice President, General Counsel and Secretary.

The CD&A also describes the process the Committee utilizes to examine performance in the context of executive pay decisions, the performance goals and results for each named officer, and recent updates to our compensation program. This year's CD&A reflects the feedback from our shareholders gathered during our 2025 shareholder outreach described on page 27.

Value creation for shareholders

Abbott's strong, sustainable performance has resulted in total shareholder return (TSR) significantly exceeding the peer group median on a one-year, three-year and five-year basis.

In 2025, Abbott's one-year total shareholder return (TSR) was 13%, delivering shareholder returns exceeding the 7% peer group median.

On a three-year and five-year basis, our TSR performance was 21% and 25%, respectively, performing above the peer group medians of 6% and 17%.

Relative to our peers, on a one-year basis our TSR performance placed us at the 63rd percentile. On a three-year and five-year basis our TSR performance placed us at the 68th and 58th percentile, respectively. These consistent top-tier returns are driven by strong execution, an effective governance structure, and the strength of our diversified business model with leadership positions in some of the largest and fastest-growing markets in healthcare and innovative product portfolios across our businesses.



1-Year Total Shareholder Return



3-Year Total Shareholder Return



5-Year Total Shareholder Return

In addition to delivering significant shareholder returns, Abbott continued to take important steps to position the Company for long-term, sustainable growth.



Robust innovation pipeline
- Steady cadence of important product approvals across our businesses that will be significant contributors to growth in the coming years.



Investing for future growth
- Increased manufacturing scale and capabilities across several important products, including a larger footprint in the U.S.



Shareholder returns
- Returned $5 billion to shareholders in 2025 and announced a 6.8% increase to our dividend for 2026, marking our 54th consecutive year of dividend increases.

Shareholder engagement and feedback

In 2025, we contacted shareholders representing over 60% of our outstanding shares to discuss our compensation program and various topics, including:

- **Strong Compensation Program Design:** Annual incentives are based on financial, strategic, talent, and succession results, and long-term incentives are based on sustained company and individual performance.
- **Rigorous Goal Setting:** Goals are linked to Abbott's business strategy and are designed to drive continuous growth, create shareholder value, and promote quality and compliance.
- **Peer Group Review Process:** Grounded in good governance principles, our Compensation Committee conducts annual reviews of the peer group to ensure that Abbott remains well-positioned in terms of size, growth, return profiles, geographic breadth, and management structure.
- **Board Composition and Succession Planning:** In the last 5 years, we have added 5 new independent directors with varied backgrounds, enhancing our Board's diversity of skills and perspectives.

The strength of our compensation program is evident in our Say-on-Pay voting results. Over the past six years, Abbott has averaged 91% support from shareholders.

Throughout the year, we actively engage with our shareholders and the broader corporate governance community. By proactively listening to and understanding their opinions, we ensure their voices are considered. This robust stakeholder engagement process has led to significant enhancements in our program and proxy statement.

Fall engagement

Engage with consultants on executive compensation trends and market practices, risk assessment, evaluation of pay versus performance and regulatory updates.



Proxy statement

Board reviews shareholder feedback received throughout the year and uses that feedback to enhance disclosures, governance practices, executive compensation programs and other policies, as appropriate.

Annual meeting

Meet with shareholders to discuss prior year results and any areas of focus they may have for the upcoming year. Publish voting results for all shareholder proposals.

Spring engagement

Engage with key shareholders to discuss topics of interest with them and to share recent enhancements made to address any previous feedback.

Abbott's peer group for pay and company performance benchmarking

To determine the competitiveness of our compensation and benefit programs, the Committee, in consultation with its independent consultant, annually compares the level of compensation, pay practices, and our relative performance to those of peer companies. Our Compensation Committee reviewed our peer group in 2025 and determined that the existing peer group is positioned appropriately between size (revenue and market capitalization between approximately one-third and three-times Abbott's), growth and return profiles, geographic breadth, and management and operating structure. This approach has been overwhelmingly supported by our investors during shareholder outreach.

The peer group is summarized below, showing the primary characteristics for each company selected, including the Abbott business segment(s) represented by the peer company.

Company Name	Sales/ Rev.[1] (billions)	Market Cap[1] (billions)	% Rev. Outside U.S.	Similar # Employees	Mfg. Driven/ Consumer-Facing	Abbott Business Segment(s)/ Characteristics Represented
3M Company	$24.9	$ 85.0	✓	✓	✓	Consumer
Becton Dickinson	$ 21.8	$ 55.4	✓	✓	✓	Diagnostics, Medical Devices
Boeing	$89.5	$ 170.0	✓	✓	✓	Diagnostics, Medical Devices
Boston Scientific	$ 20.1	$ 141.4		✓	✓	Medical Devices
Bristol-Myers Squibb	$48.0	$ 109.8			✓	Established Pharmaceuticals
Cisco	$ 57.7	$304.4	✓	✓	✓	Diagnostics, Medical Devices
The Coca-Cola Company	$47.0	$300.7	✓	✓	✓	Consumer
Danaher Corporation	$24.6	$ 161.7	✓	✓	✓	Diagnostics
Honeywell International	$37.4	$ 123.9	✓	✓	✓	Diagnostics, Medical Devices
Johnson & Johnson	$94.2	$498.6	✓	✓	✓	Diagnostics, Established Pharmaceuticals, Medical
Medtronic	$34.8	$ 123.2	✓	✓	✓	Medical Devices
Merck	$64.8	$ 261.3	✓	✓	✓	Established Pharmaceuticals
Nike	$46.5	$ 94.3	✓	✓	✓	Consumer
PepsiCo	$93.4	$ 196.2	✓		✓	Consumer
Pfizer	$ 61.9	$ 141.6		✓	✓	Established Pharmaceuticals
Procter & Gamble	$ 85.3	$334.9	✓	✓	✓	Consumer
Reckitt Benckiser[2]	$ 18.9	$ 40.4	✓		✓	Nutrition
Stryker Corporation	$ 25.1	$ 134.4		✓	✓	Medical Devices
Thermo Fisher Scientific	$44.6	$ 217.7	✓	✓	✓	Diagnostics
Peer Group Median	**$46.5**	**$ 151.7**				
Abbott	**$44.3**	**$ 217.9**	✓	✓	✓	
Abbott Percentile Rank	**42nd**	**71st**				

[1] Data source: Nasdaq IR Insight database reflects most recently disclosed (as of January 31, 2026) trailing 12-month sales/revenue. The market cap reflects values on December 31, 2025.

[2] Revenue/Market Cap converted to USD for companies outside the U.S.

Basis for compensation decisions

Abbott and its Compensation Committee have designed a compensation program that balances short- and long-term objectives to focus our executives on actions that create value today, while building for sustainable future success. Approximately 86% of our pay is performance-based, directly tying a significant portion of executive compensation to Company performance and shareholder returns.

Our compensation program is market-based (to ensure our ability to attract and retain talented executives) and produces compensation outcomes that are performance-based (to incent the achievement of profitable growth that increases shareholder value).

Compensation program is market-based

All components of total direct compensation are market-based. Each year, the Compensation Committee reviews market data with the independent compensation consultant to ensure our programs are aligned and our officers are positioned appropriately relative to the market.

Base Salary

Base salary targets are initially set using the median of the peer group as a benchmark. Base salaries then vary based on market competitiveness and the officer's experience, expertise, and performance. The average base salary of our executive officers is approximately at the market median.

Annual Incentive Plan

Annual incentive targets are initially set using the median of the peer group as a benchmark. The targets may vary based on other factors, including internal pay comparisons. Further linkage to the market is achieved by setting targets that require our officers to exceed the anticipated growth of the market in which they compete in order to achieve a target payout of their annual incentives. The 2025 full year Earnings Per Share growth target was set 10.3% higher than 2024, and the actual growth was 10.3% higher than 2024. For individual calculations for each named officer, see pages 38 to 49.

Long-Term Incentive Plan (LTI)

To set annual LTI award guidelines, the Committee first reviews LTI grants made by peer companies to identify the competitive market range. Each year the guidelines are set at the appropriate level within the competitive market range based on Abbott's relative performance, as described on pages 30 and 32. To recognize the continued growth focus of Abbott and to directly align the interests of executive officers with the interests of our shareholders, the Compensation Committee grants long-term incentive awards in the form of 50% stock options and 50% performance restricted shares. This mix of incentive awards is consistent with our peers.

Compensation outcomes are performance-based

Other than base salary, which is the smallest component of our executives' compensation, all remaining components of Total Direct Compensation (i.e., annual incentive, performance-based restricted stock awards, and stock options) are aligned with individual, business segment and Company performance.

Annual incentive plan

Payouts are determined based upon performance relative to annual goals and are capped at 200% of each participant's target incentive amount. The following formula summarizes the annual incentive payout process for officers.

For example:



| Base salary $525,000 | × | Bonus target % 90% | × | Total goal score 95% | = | Award payout $448,875 |

The annual incentive plan is formula driven based on financial, strategic, talent and succession results. Officer financial goals are based on adjusted financial measures that reflect the true results of our ongoing operations and are set based on the expected market growth of the businesses in the markets in which we compete.

Long-term incentive plan

Abbott's process to determine long-term incentive awards is based on both Company and individual performance. Guidelines are set based on the relative performance of the Company compared to peers. These guidelines are adjusted, either up or down, based on individual officer performance over the prior three years. Performance restricted shares vest only if performance achieves expectations over the following three years, and stock options provide value only through share price appreciation. In contrast, most other companies reflect performance solely at the Company level through future relative TSR. Abbott's process is much more rigorous, reflecting both Company and individual performance over a longer period.

The Committee positions LTI award guidelines relative to the market by comparing Abbott's 1-, 3- and 5-year TSR performance against our peers. This review is part of our robust governance process, which continues to directly align our executive pay with company performance in the best interest of Abbott's stakeholders.

For example, guidelines for grants made in February 2025 were set at the 50th percentile of our peer group, reflecting Abbott's strong, sustained performance which resulted in total shareholder return (TSR) above the peer median on both a 5- and 1-year basis. This process has ensured close alignment of LTI grant guidelines and relative Company performance across multiple performance years, as summarized in the graphic below.

STEP 1: Link to Company Performance **Compare Abbott's TSR performance against our peer group, consider 1-, 3- and 5-year TSR to evaluate sustained performance across multiple performance periods ›**				STEP 2: Link to Market **Position LTI guideline value relative to peer group ›**		STEP 3: Link to Individual Performance **Adjust for individual performance**
Performance Period End	1-year relative TSR Percentile	3-year relative TSR Percentile	5-Year Relative TSR Percentile	Award Year	LTI Guideline Percentile	LTI Award guideline adjusted up or down based on individual officer's sustained 3-year contributions to:
2024	58th	26th	68th	2025	50th	
2023	74th	42nd	63rd	2024	50th	
2022	24th	82nd	82nd	2023	60th	• Sales and market share growth
2021	82nd	82nd	88th	2022	75th	
2020	82nd	82nd	82nd	2021	75th	• Margin
2019	25th	100th	75th	2020	60th	• Strategic metrics

The recommendation for each officer starts with the Company LTI award guideline (based on relative TSR performance and market data as described above) for the officer's position and is adjusted based upon assessment of their sustained contributions over the last three years. Contribution scores are determined based upon performance relative to annual goals that are set at the beginning of each year and scored at the end of the year as reflected on pages 38 to 43 and are totalled and used to adjust each officer's award guideline. Final awards may be increased or decreased based on the long-term impact each individual officer had on the organization. For example:

Sample individual LTI performance assessment				
Metric	2022	2023	2024	Overall
Sales and Market Share Growth Contribution	Met (0)	Did Not Meet (-1)	Exceeded (+1)	0
Margin Contribution	Met (0)	Met (0)	Exceeded (+1)	+1
Strategic Metrics	Met (0)	Met (0)	Met (0)	0
			Total	+1
			LTI Adjustment	110%

LTI adjustment legend	
Preliminary adjustment	
Total	Result
+4 or More	125%
+1 to +3	110%
0	100%
-1 or -2	90%
-3 or Less	75%

Awards granted in 2025 continue to produce strong differentiation, resulting in award adjustments that ranged from 75% to 125% of award guidelines based on individual performance measured over the three-year period ending in 2024. For individual calculations for each named officer, see pages 38 to 49.

Since stock options realize value only through share price appreciation, the value realized upon the exercise of vested stock options directly aligns the compensation earned with the value shareholders received over the same period. Options are also aligned with shareholder value through the impact of relative TSR in determining the LTI award guidelines.

Performance restricted shares are granted based both on company and individual performance and are re-earned and vest one-third each year only if the Adjusted Return on Equity (ROE) performance target is achieved. Vesting is absolute—either 100% or 0%. **There is no partial vesting if the target is missed and no additional vesting upside if the Company over-performs.** Our approach is fully transparent regarding the number of performance awards our executive officers stand to receive. Additionally, the Committee believes Adjusted ROE is the appropriate performance measure for vesting because ROE measures how much profit the Company generates over the long-term with the capital that shareholders have invested and is a measure reflecting deployment of capital or capital allocation.

The Adjusted ROE vesting target to determine future vesting is 15%, reflecting a 50% increase since the separation of Abbott and AbbVie in 2013.

Prior to the separation of Abbott and AbbVie, the AbbVie business accounted for the majority (65%) of Abbott's adjusted net income. **However, at the separation of AbbVie, Abbott retained the majority (90%) of the equity**. While Abbott's ROE was disproportionally lower following the AbbVie separation, shareholders that retained both their Abbott and AbbVie shares over the past thirteen years since the AbbVie separation would have seen a 440% appreciation in their holdings.



Impact of Abbott/
AbbVie Separation

Split of Shareholders' Equity at Separation

Split of 2012 Adjusted Net Income

ABBV
ABT

It is important to note that the amounts shown in the Summary Compensation Table reflect the annual bonus for 2025 performance, but the LTI awards shown are for performance through 2024. More information on the grants made for performance through 2025 will be available in the 2027 proxy.

Compensation program is directly linked to business strategy

Our compensation program is also linked directly to our business strategy, to ensure that officers are focused on those activities that drive our business strategy and create value for shareholders while maintaining the infrastructure necessary to appropriately drive quality and compliance within the organization. These principles are core to our leadership covenant, which is considered the minimum requirement of being an officer at Abbott. Any officer who does not fulfil the covenant can receive a reduction of up to 100% of their annual incentive and/or long-term incentive awards.

The Board conducts an annual in-depth review of the long-term strategy and areas of focus for Abbott and its businesses. The Board also works with management throughout the year to review and discuss that strategy, including operating and financial plans, strategic business priorities and initiatives, and key risks and opportunities. These reviews include discussions on matters such as global talent management and succession planning, global market dynamics, changes in regulatory and competitive landscapes, supply chain initiatives and sustainability programs, as well as significant corporate actions such as acquisitions and capital expenditures.

The Board monitors management's strategy execution, receiving regular updates to confirm that activities align with such strategies and that progress is made toward strategic objectives.

The table below explains the strategic link of the key metrics used in our annual and long-term incentive plans.

Evaluation of performance	
Metric	**Strategic link**
Our annual incentive plan is aligned to the following drivers of shareholder value:	
Sales	Measures Abbott's ability to compete effectively in the markets in which we participate and focuses management on achieving strong top-line growth, consistent with our business strategy.
Diluted EPS	Measures Abbott's ability to deliver profitable growth, contributing to strong shareholder returns.
Return on Assets	Measures profitability and how effectively Company assets are used to generate profit.
Free Cash Flow	Recognizes the importance of generating cash to fund ongoing investments in our business and to pay down debt, pay dividends, and fund investments outside of capital expenditures.
Gross Margin	Measures Abbott's profit after subtracting the cost of manufacturing and distributing our products.
Our long-term incentive plan relies on the following Company metrics, and 3-year sustained individual performance metrics, to determine award value:	
Total Shareholder Return	Measures Abbott's stock and dividend performance against our peer group. Used to position LTI award guidelines relative to the market.
3-year LTI Contribution Metrics	Measures how each officer has performed relative to their sales, margin, and strategic metrics over the past three years and LTI award guidelines are adjusted to reflect individual performance.
Return on Equity	Measures how much profit Abbott generates over the long-term with the capital that shareholders have invested. Used to determine if performance-based restricted stock awards vest over the three year period following the grant.

Officer financial goals are set and assessed based on adjusted measures that the Committee believes more accurately reflect the results of our ongoing operations. We make certain adjustments for specified items, whether favorable or unfavorable, that are unusual or unpredictable, such as cost reduction initiatives, restructuring programs, integration activities and other business acquisition-related costs, and the impact of significant tax changes. We also exclude intangible amortization expense to provide greater visibility on the results of operations excluding these costs, similar to how Abbott's management internally assesses performance.

The Committee believes these adjusted measures provide a more stable assessment of Abbott's core business and encourage decision-making that considers long-term value. They also align compensation goals with the financial guidance we communicate to investors, which is also based on adjusted measures.

Compensation link to sustainability

Our leadership covenant specifically states that senior leaders are accountable for the achievement of Abbott's 2030 Sustainability Plan.

The sustainability plan is integrated into our business plans, financial planning processes and existing governance structures. Each senior manager is responsible for taking actions in their organization that help achieve our targeted priorities regarding:

Making access and affordability core to new product innovation

We continued to incorporate our Innovate for Access and Affordability Design Principles into our R&D process across all businesses. These principles include 1) Design for broader reach and equity with an innovation portfolio that reaches more people, including new geographies and communities with limited access to care, 2) Design for access to identify and overcome barriers to access and adoption, prioritizing inclusive design as well as manufacturing, distribution and technology strategies to reduce costs across the value chain, and 3) Design to optimize reach and value across four factors: people reached, consumer benefit, business and societal value.

Recent innovations demonstrating these principles include the FDA approval of the Esprit BTK dissolving stent for chronic limb-threatening ischemia below the knee, which offers improved outcomes and limb preservation; the launch of Liberta RC, the world's smallest rechargeable deep brain stimulation system with remote programming capabilities for movement disorders; the introduction of AssertIQ, an insertable cardiac monitor in Europe that expands access to long-term cardiac monitoring; and the U.S. launch of TriClip, a minimally invasive treatment for damaged tricuspid valves, providing new options for patients ineligible for surgery.

Transforming care for chronic disease, malnutrition, and infectious diseases

In 2024, Abbott advanced its Food Is Medicine initiatives by expanding Healthy Food Rx trials, including a randomized controlled study, and reached approximately 45,000 people through community-centric programs with partners such as Erie Family Health Centers, Rush University Medical Center, Alive Faith Network, and the University of Minnesota Community-University Health Care Center. The Abbott Pandemic Defense Coalition grew with three new sites, identified six new viruses, developed 12 prototype assays, and published 25 scientific studies, while training laboratory staff in next-generation sequencing techniques. Additionally, through the Abbott Center for Malnutrition Solutions, we distributed 12,000 Mid-Upper Arm Circumference (MUAC) z-score tapes, trained nearly 300 health workers, and screened more than 23,000 children for malnutrition, strengthening referral networks to primary care.

Advancing health access through partnership

Through social investing and Abbott Fund programs, we've partnered to provide decentralized community-centric health services and programming to underserved communities, helping more than 4.3 million people globally access healthcare close to where they live.

For nearly 25 years, Abbott has been partnering with the Tanzanian government to improve health and healthcare systems in Tanzania. Since 2010, we have provided emergency care services to nearly 1.3 million patients there. Over the last decade, we have supported the training of more than 200 emergency medicine doctors and nurses, who are now leading care in Tanzania. In 2024, we also supported the ongoing training of more than 2,000 health workers, including doctors, surgeons, nurses, and social workers.

Protecting a healthy environment

Every year, Abbott establishes and advances projects to sustainably reduce carbon emissions, expand the use of renewable energy, manage water use, reduce the impact of our packaging, and minimize waste. Our Scopes 1, 2, and 3 targets were approved by the Science Based Targets initiative (SBTi) in September 2022. Additionally, we completed an assessment to understand our key suppliers' existing carbon management efforts and their impact on Scope 3 emissions. By the end of 2024, Abbott achieved a 9% absolute reduction in Scope 1 and 2 emissions compared to the 2018 baseline. Our Scope 3 goal calls for suppliers representing two of our largest categories — purchased goods and services, and upstream transportation and distribution — to have science-based targets by 2026. Approximately 40% of our suppliers by emissions covering purchased goods and services and upstream transportation and distribution have science-based targets.

We continue to make progress on water, waste, and packaging reduction initiatives. Seven of our high-water-impact manufacturing sites that operate in areas of water stress have achieved Alliance for Water Stewardship (AWS) certification. In 2024, three additional manufacturing facilities received Zero Waste-to-Landfill certification, bringing our total to 41 manufacturing sites certified since our internal program began in 2012. Lastly, more than 31 million pounds of packaging were impacted through sustainable design programs from 2020 to 2024, including the transition of approximately 2.2 million pounds of packaging annually to more circular options and the elimination or reduction of more than 29 million pounds of material.

Building the diverse, innovative workforce of tomorrow

We provide differentiated benefits, extraordinary development opportunities and a powerful common purpose to attract and retain the workforce we need for today and to continue to innovate for the future.

We start early, with highly rated internships that allow us to attract talent that otherwise might not consider a career in STEM. We remain focused on developing future leaders through our mentoring and sponsorship programs that support internal development and succession planning. In 2024 we created more than 520,000 development and job opportunities for current and future employees. This brings our total to more than 1.3 million since the launch of our 2030 Plan, exceeding our original goal of 1 million, which we have since increased to 2 million. Additionally, we created more than 28,000 STEM opportunities globally for young people in 2024, bringing our total to more than 131,000 since the launch of our 2030 Plan, exceeding our original goal of 100,000, which we have since increased to 200,000.

Our market-leading benefits focus on areas that have a meaningful impact on our employees' lives. We were the first company to help U.S. employees save for retirement while repaying student loans through our Freedom 2 Save program, which was codified by the federal government through the Secure 2.0 Act. Since the program's inception in 2019, we have contributed more than $10.3 million in employer contributions to participant retirement accounts, surpassing our original goal of $10 million six years early. In 2024, we created more than 520,000 development and job opportunities for current and future employees, bringing our total to over 1.3 million since launching our 2030 Plan, exceeding our initial goal of 1 million. Additionally, we provided more than 28,000 STEM opportunities globally for young people in 2024, bringing our total to more than 131,000 since the launch of the 2030 Plan, surpassing our original goal of 100,000, which we have since increased to 200,000. We also expanded our mental health offerings to enhance awareness, increase benefits, and support diverse cultural perspectives, reinforcing our commitment to holistic employee well-being.

Responsibly connecting data, technology, and care

In 2024, we further strengthened our executive-level, cross-functional Data Use and Ethics Board, which establishes data and artificial intelligence (AI) guiding principles, directs strategic focus for data capabilities, and sponsors the creation and enhancement of policies and standards around responsible data use. Abbott's five key principles for ethical AI use—Responsible, Safe, Transparent, Fair, and Impactful—continue to guide our commitment to maintaining trust with customers, employees, and business partners. Additionally, we enhanced our customer cybersecurity portal with increased automation, improved access, advanced search, and notification capabilities, providing healthcare delivery organizations with direct and timely access to critical cybersecurity information on Abbott products.

Creating a resilient, diverse, and responsible supply chain

We are committed to maintaining a high-quality, sustainable, and resilient supply chain to deliver products that millions of people depend on worldwide. In 2024, we engaged with more than 3,800 suppliers on sustainability risks and opportunities, influencing over 45% of our supply chain spend. Our due diligence program screened more than 90% of direct material suppliers by spend and evaluated over 500 potentially high-sustainability-risk suppliers through targeted assessments and on-site audits. We also continued our collaboration with the Local Initiatives Support Corporation (LISC), committing significant growth capital, small business loans, and technical assistance to support diverse small businesses.

Pay decisions for named executive officers

The following pages detail the goals and metrics used to determine each named officer's payout under our annual and long-term incentive plans. **For some goals, the target is not disclosed for competitive reasons**. It is important to note that the amounts shown in the Summary Compensation Table reflect the annual bonus for 2025 performance, but the LTI awards shown are for performance through 2024. More information on the grants made for performance through 2025 will be available in the 2027 proxy.

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Named executive officer compensation decisions



Robert B. Ford
Chairman of the Board and Chief Executive Officer

Base salary

Mr. Ford's annual base salary of $1,500,000 did not change in 2025.

Annual incentive plan

Mr. Ford's target bonus of 175% was not changed in 2025. Based on performance in 2025, Mr. Ford received a bonus in February 2026 which was calculated as follows:

Goal	2024 Results achieved	Goal weight	2025 Goal measurement			2025 Results achieved	Goal score %
			Threshold	Target	Maximum		
Financial metrics[1]							
Adjusted Sales[2]	$42.294B	25%	$43.840B	$44.161B	$44.380B	$43.141	0.0%
Adjusted Diluted EPS	$4.67	25%	$5.10	$5.15	$5.20	$5.15	25.0%
Adjusted ROA	14.3%	10%	13.5%	13.6%	13.8%	13.6%	10.0%
Free Cash Flow	$6.4B	10%	$6.2B	$6.5B	$6.8B	$7.4B	15.0%
Strategic metrics							
Structural Heart Growth		10%	11.5%	13.6%	15.5%	11.5%	5.0%
Goal (10% weight)[3]: Meet key product submission and launch milestones.						Achieved	10.0%
Human capital metrics							
Goal (10% weight): Meet talent and succession planning targets.						Achieved	10.0%
						Total	75.0%

(1) Adjusted Sales exclude the impact of foreign exchange on actual sales relative to the goal target. Adjusted Diluted EPS is diluted earnings per common share from continuing operations excluding specified items, such as intangible amortization expense and various other costs including expenses related to restructuring actions or business acquisitions. Adjusted Return on Assets (ROA) reflects earnings from continuing operations, excluding interest expense and specified items. Adjusted ROA also reflects total operational assets less current liabilities excluding short-term borrowings. Free Cash Flow equals Operating Cash Flow less acquisitions of property and equipment.

(2) Set based on expected market growth of the businesses and markets in which we compete. To achieve target payout, market share must increase.

(3) Target not disclosed for competitive reasons.

Base salary		Bonus target %		Total goal score		Award payout
$1,500,000	×	175%	×	75.0%	=	$1,968,750

Long-term incentives

Based on the Committee's review of Abbott and individual performance **through 2024**, Mr. Ford received an LTI award in **February 2025** with a value of $17,576,900, which was 110% of the market value equity award for a CEO in Abbott's peer group. This award was granted 50% in stock options[1] and 50% in performance restricted shares[2].



LTI award guideline		LTI adjustment		Award allocation		Award value
$15,979,000	×	110%	×	50% Stock Options[1]		$8,788,450
				50% Performance Restricted Shares[2]		$8,788,450

$17,576,900

Individual LTI performance assessment				
Metric	**2022**	**2023**	**2024**	**Overall**
Sales and Market Share Growth Contribution	Met (0)	Exceeded (+1)	Exceeded (+1)	+2
Margin Contribution	Met (0)	Exceeded (+1)	Exceeded (+1)	+2
Strategic Metrics	Did Not Meet (-1)	Met (0)	Did Not Meet (-1)	-2
			Total	+2
			LTI Adjustment	**110%**

LTI adjustment legend	
Total	**Result**
+4 or More	125%
+1 to +3	110%
0	100%
-1 or -2	90%
-3 or Less	75%

[1]   Stock options realize value only through share price appreciation.

[2]   Performance restricted shares vest only if the 15% Adjusted Return on Equity (ROE) performance target is achieved.



Philip P. Boudreau
Executive Vice President, Finance and Chief Financial Officer

Base salary

Mr. Boudreau's annual base salary was increased to $980,000 in March 2025.

Annual incentive plan

Mr. Boudreau's target bonus of 115% was not changed in 2025. Based on performance in 2025, Mr. Boudreau received a bonus in February 2026 which was calculated as follows:

Goal	2024 Results achieved	Goal weight	2025 Goal measurement			2025 Results achieved	Goal score %
			Threshold	Target	Maximum		
Financial metrics[1]							
Adjusted Sales[2]	$42.294B	10%	$43.840B	$44.161B	$44.380B	$43.141	0.0%
Adjusted Diluted EPS	$4.67	20%	$5.10	$5.15	$5.20	$5.15	20.0%
Free Cash Flow	$6.4B	10%	$6.2B	$6.5B	$6.8B	$7.4B	15.0%
Gross Margin Profile	56.2%	15%	56.5%	57.1%	57.7%	57.0%	13.65%
Strategic metrics[3]							
Goal (10% weight): Develop and execute plans to optimize capital allocations.						Achieved	10.0%
Goal (5% weight): Develop and execute plans to manage tariff impacts.						Achieved	5.0%
Goal (10% weight): Implement key financial systems in select countries.						Achieved	10.0%
Goal (10% weight): Achieve key financial return metrics.						Achieved	10.0%
Human capital metrics							
Goal (10% weight): Meet talent and succession planning targets.						Achieved	10.0%
						Total	93.65%

[1] Adjusted Sales exclude the impact of foreign exchange on actual sales relative to the goal target. Adjusted Diluted EPS is diluted earnings per common share from continuing operations excluding specified items. Free Cash Flow equals Operating Cash Flow less acquisitions of property and equipment. Gross Margin Profile excludes specified items, such as intangible amortization, restructuring and cost reduction initiatives.

[2] Set based on expected market growth of the businesses and markets in which we compete. To achieve target payout, market share must increase.

[3] Target not disclosed for competitive reasons.

Base salary		Bonus target %		Total goal score		Award payout
$980,000	×	115%	×	93.65%	=	$1,055,400

Long-term incentives

Based on the Committee's review of Abbott and individual performance **through 2024**, Mr. Boudreau received an LTI award in **February 2025** with a value of $6,092,700, which was equal to 115% of the market value equity award for a CFO in Abbott's peer group. Additional calculation details are as follows:



LTI award guideline		LTI adjustment		Award allocation	Award value
$5,298,000	×	115%	×	50% Stock Options[1]	$3,046,350
				50% Performance Restricted Shares[2]	$3,046,350

$6,092,700

Individual LTI performance assessment				
Metric	**2022**	**2023**	**2024**	**Overall**
Sales and Market Share Growth Contribution	Met (0)	Exceeded (+1)	Exceeded (+1)	+2
Margin Contribution	Met (0)	Exceeded (+1)	Exceeded (+1)	+2
Strategic Metrics	Did Not Meet (-1)	Met (0)	Met (0)	-1
			Total	+3
			Preliminary Adjustment	**110%**
			Impact	**+**
			LTI Adjustment	**115%**

LTI adjustment legend				
PRELIMINARY ADJUSTMENT		**Impact**		
Total	**Result**	**Impact On Business Priorities**	**Score**	**Result**
+4 or More	125%	High Impact	++	+25% or More
+1 to +3	110%	Medium/High Impact	+	Up to +25%
0	100%	Medium Impact	=	0%
-1 or -2	90%	Medium/Low Impact	-	Up to -25%
-3 or Less	75%	Low Impact	--	-25% or More

[1] Stock options realize value only through share price appreciation.

[2] Performance restricted shares vest only if the 15% Adjusted Return on Equity (ROE) performance target is achieved.



Lisa D. Earnhardt
Executive Vice President and Group President, Medical Devices

Base salary

Ms. Earnhardt's annual base salary was increased to $930,000 in March 2025.

Annual incentive plan

Ms. Earnhardt's target bonus of 115% was not changed in 2025. Based on performance in 2025, Ms. Earnhardt received a bonus in February 2026 which was calculated as follows:

Goal	2024 Results achieved	Goal weight	2025 Goal measurement			2025 Results achieved	Goal score %
			Threshold	Target	Maximum		
Financial metrics[1]							
Adjusted Division Net Sales[2]	$19.29B	20%	$20.80B	$21.17B	$21.53B	$21.28B	23.0%
Adjusted Division Margin[3]	101.4% of Target	20%	Target	Target	103.3% of Target	102.2% of Target	26.6%
Adjusted Division Gross Margin[3]	99.8% of Target	15%	99.4% of Target	Target	103.0% of Target	100.7% of Target	16.8%
Market Share[3]	Achieved	10%	Target	Target	Target	Mostly Achieved	9.05%
Adjusted Division Operating Cash Flow[3]	100.7% of Target	5%	Target	Target	102.4% of Target	102.4% of Target	7.5%
Cash Conversion Cycle[3]	Achieved	5%	5 days over Target	Target	Target	Achieved	5.0%
Strategic metrics[3]							
Goal (15% weight): Execute strategic financial contribution related to product approvals and production expansion.						Partially Achieved	10.05%
Human capital metrics							
Goal (10% weight): Meet talent and succession planning targets.						Achieved	10.0%
						Total	108.0%

[1] Adjusted Division Net Sales exclude the impact of foreign exchange on actual sales relative to the goal target. Adjusted Division Margin and Adjusted Division Gross Margin exclude the impact of foreign exchange and other non-recurring items on actual division margin and gross margin relative to the respective goal target. Adjusted Division Operating Cash Flow reflects pre-tax operating cash flow and excludes the impact of foreign exchange.

[2] Set based on expected market growth of the businesses and markets in which we compete. To achieve target payout, market share must increase.

[3] Target not disclosed for competitive reasons.

Base salary		Bonus target %		Total goal score		Preliminary award payout
$930,000	×	115%	×	108.0%	=	$1,155,100

Ms. Earnhardt's contributions for the year resulted in a total goal score of 108.0% and a preliminary award payout of $1,155,100. The Compensation Committee increased Ms. Earnhardt's goal score by 12% as the goal score did not fully reflect her significant contributions during the year, resulting in an adjusted goal score of 120.0% and award payout of $1,283,400.



Base salary		Bonus target %		Total goal score		Final award payout
$930,000	×	115%	×	120.0%	=	$1,283,400

Long-term incentives

Based on the Committee's review of Abbott and individual performance **through 2024**, Ms. Earnhardt received an LTI award in **February 2025** with a value of $5,088,750, which was equal to 125% of her LTI award guideline. Additional calculation details are as follows:



LTI award guideline		LTI adjustment		Award allocation	Award value
$4,071,000	×	125%	×	50% Stock Options[1]	$2,544,375
				50% Performance Restricted Shares[2]	$2,544,375

$5,088,750

Individual LTI performance assessment				
Metric	**2022**	**2023**	**2024**	**Overall**
Sales and Market Share Growth Contribution	Met (0)	Exceeded (+1)	Exceeded (+1)	+2
Margin Contribution	Met (0)	Exceeded (+1)	Exceeded (+1)	+2
Strategic Metrics	Met (0)	Met (0)	Exceeded (+1)	+1
			Total	+5
			LTI Adjustment	**125%**

LTI adjustment legend	
Total	**Result**
+4 or More	125%
+1 to +3	110%
0	100%
-1 or -2	90%
-3 or Less	75%

[1] Stock options realize value only through share price appreciation.

[2] Performance restricted shares vest only if the 15% Adjusted Return on Equity (ROE) performance target is achieved.



Daniel G. Salvadori

Executive Vice President and Group President, Established Pharmaceuticals and Nutritional Products

Base salary

Mr. Salvadori's annual base salary was increased to $930,000 in March 2025.

Annual incentive plan

Mr. Salvadori's target bonus of 115% was not changed in 2025. Based on performance in 2025, Mr. Salvadori received a bonus in February 2026 which was calculated as follows:

Goal	2024 Results achieved	Goal weight	2025 Goal measurement			2025 Results achieved	Goal score %
			Threshold	Target	Maximum		
Financial metrics[1]							
Adjusted Division Net Sales[2]	$13.65	20%	$14.02B	$14.30B	$14.61B	$13.87B	0.0%
Adjusted Division Margin[3]	101.5% of Target	20%	Target	Target	106.3% of Target	92.1% of Target	0.0%
Adjusted Division Gross Margin[3]	100.4% of Target	15%	99.4% of Target	Target	104.0% of Target	97.9% of Target	0.0%
Market Share[3]	Achieved	10%	Target	Target	Target	Achieved	10.8%
Adjusted Division Operating Cash Flow[3]	Not Achieved	5%	Target	Target	102.1% of Target	89.6% of Target	0.0%
Cash Conversion Cycle[3]	Achieved	5%	5 days over Target	Target	Target	Not Achieved	0.0%
Strategic metrics[3]							
Goal (15% weight): Complete the necessary pricing and capacity expansion metrics per approved plans						Achieved	17.5%
Human capital metrics							
Goal (10% weight): Meet talent and succession planning targets.						Mostly Achieved	8.0%
						Total	36.3%

[1] Adjusted Division Net Sales exclude the impact of foreign exchange on actual sales relative to the goal target. Adjusted Division Margin and Adjusted Division Gross Margin excludes the impact of foreign exchange and other non-recurring items on actual division margin and gross margin relative to the respective goal target. Adjusted Division Operating Cash Flow reflects pre-tax operating cash flow and excludes the impact of foreign exchange.

[2] Set based on expected market growth of the businesses and markets in which we compete. To achieve target payout, market share must increase.

[3] Target not disclosed for competitive reasons.

Base salary		Bonus target %		Total goal score		Award payout
$930,000	✕	115%	✕	36.3%	=	$388,200

Long-term incentives

Based on the Committee's review of Abbott and individual performance **through 2024**, Mr. Salvadori received an LTI award in **February 2025** with a value of $4,478,100, which was equal to 110% of his LTI award guideline. Additional calculation details are as follows:



LTI award guideline		LTI adjustment		Award allocation	Award value
$4,071,000	×	110%	×	50% Stock Options[1]	$2,239,050
				50% Performance Restricted Shares[2]	$2,239,050
					$4,478,100

Individual LTI performance assessment				
Metric	**2022**	**2023**	**2024**	**Overall**
Sales and Market Share Growth Contribution	Did Not Meet (-1)	Did Not Meet (-1)	Did Not Meet (-1)	-3
Margin Contribution	Did Not Meet (-1)	Exceeded (+1)	Exceeded (+1)	+1
Strategic Metrics	Did Not Meet (-1)	Exceeded (+1)	Exceeded (+1)	+1
			Total	-1
			Preliminary Adjustment	90%
			Impact	+
			LTI Adjustment	**110%**

LTI adjustment legend				
PRELIMINARY ADJUSTMENT		**Impact**		
Total	**Result**	**Impact On Business Priorities**	**Score**	**Result**
+4 or More	125%	High Impact	++	+25% or More
+1 to +3	110%	Medium/High Impact	+	Up to +25%
0	100%	Medium Impact	=	0%
-1 or -2	90%	Medium/Low Impact	-	Up to -25%
-3 or Less	75%	Low Impact	--	-25% or More

[1] Stock options realize value only through share price appreciation.

[2] Performance restricted shares vest only if the 15% Adjusted Return on Equity (ROE) performance target is achieved.



Christopher J. Scoggins
Executive Vice President, Diabetes Care

Mr. Scoggins previously served as Senior Vice President, Commercial Operations and Marketing, Diabetes Care. Mr. Scoggins was appointed to the role of Executive Vice President, Diabetes Care effective January 1, 2025.

Base salary

Mr. Scoggins' annual base salary was increased to $840,000 effective with his promotion. His base salary was further increased to $870,000 in March 2025.

Annual incentive plan

Mr. Scoggins' target bonus was increased to 115% at the time of his promotion. Based on performance in 2025, Mr. Scoggins received a bonus in February 2026 which was calculated as follows:

Goal	2024 Results achieved	Goal weight	2025 Goal measurement			2025 Results achieved	Goal score %
			Threshold	Target	Maximum		
Financial metrics[1]							
Adjusted Division Net Sales[2]	$6.89B	20%	$7.73B	$7.84B	$8.00B	$7.89B	22.8%
Adjusted Division Margin[3]	—	20%	Target	Target	103.1% of Target	102.5% of Target	28.2%
Adjusted Division Gross Margin[3]	—	15%	99.6% of Target	Target	102.9% of Target	101.6% of Target	19.05%
Market Share[3]	—	10%	Target	Target	Target	Mostly Achieved	7.65%
Adjusted Division Operating Cash Flow[3]	—	5%	Target	Target	102.3% of Target	103.0% of Target	7.5%
Cash Conversion Cycle[3]	—	5%	5 days over Target	Target	Target	Mostly Achieved	3.0%
Strategic metrics[3]							
Goal (15% weight): Launch key products to achieve commercial targets per approved plan.						Mostly Achieved	13.28%
Human capital metrics							
Goal (10% weight): Meet talent and succession planning targets.						Mostly Achieved	8.0%
						Total	109.48%

[1] Adjusted Division Net Sales exclude the impact of foreign exchange on actual sales relative to the goal target. Adjusted Division Margin and Adjusted Division Gross Margin excludes the impact of foreign exchange and other non-recurring items on actual division margin and gross margin relative to the respective goal target. Adjusted Division Operating Cash Flow reflects pre-tax operating cash flow and excludes the impact of foreign exchange.

[2] Set based on expected market growth of the businesses and markets in which we compete. To achieve target payout, market share must increase.

[3] Target not disclosed for competitive reasons.

Base salary		Bonus target %		Total goal score		Award payout
$870,000	×	115%	×	109.48%	=	$1,095,300

Long-term incentives

Based on the Committee's review of Abbott and individual performance **through 2024**, Scoggins received an LTI award in **February 2025** with a value of $3,325,500, which was equal to 90% of his LTI award guideline. Additional calculation details are as follows:



LTI award guideline		LTI adjustment		Award allocation	Award value
$3,695,000	×	90%	×	50% Stock Options[1]	$1,662,750
				50% Performance Restricted Shares[2]	$1,662,750

$3,325,500

Individual LTI performance assessment				
Metric	2022	2023	2024	Overall
Sales and Market Share Growth Contribution	Did Not Meet (-1)	Exceeded (+1)	Exceeded (+1)	+1
Margin Contribution	Did Not Meet (-1)	Exceeded (+1)	Exceeded (+1)	+1
Strategic Metrics	Did Not Meet (-1)	Did Not Meet (-1)	Did Not Meet (-1)	-3
			Total	-1
			LTI Adjustment	**90%**

LTI adjustment legend	
Total	Result
+4 or More	125%
+1 to +3	110%
0	100%
-1 or -2	90%
-3 or Less	75%

[1] Stock options realize value only through share price appreciation.

[2] Performance restricted shares vest only if the 15% Adjusted Return on Equity (ROE) performance target is achieved.



Hubert L. Allen
Former Executive Vice President, General Counsel and Secretary

Mr. Allen retired on June 27, 2025.

Base salary

Mr. Allen had an annual base salary of $930,000.

Annual incentive plan

Mr. Allen had an annual target bonus of 105%. Based on performance through June 2025, Mr. Allen received a prorated bonus in February 2026 which was calculated as follows:

Goal	2024 Results achieved	Goal weight	2025 Goal measurement			2025 Results achieved	Goal score %
			Threshold	Target	Maximum		
Financial metrics[1]							
Adjusted Sales[2]	$42.294B	10%	$43.840B	$44.161B	$44.380B	$43.141	0.0%
Adjusted Diluted EPS	$4.67	20%	$5.10	$5.15	$5.20	$5.15	20.0%
Free Cash Flow	$6.4B	10%	$6.2B	$6.5B	$6.8B	$7.4B	15.0%
Gross Margin Profile	56.2%	15%	56.5	57.1	57.7	57.0%	13.65%
Other Financial Returns[3]	Achieved	10%	Target	Target	Target	Achieved	10.0%
Strategic metrics[3]							
Goal (25% weight): Resolve certain key litigation matters and investigations.						Achieved	25.0%
Human capital metrics							
Goal (10% weight): Meet talent and succession planning targets.						Mostly Achieved	8.0%
						Total	91.65%

[1] Adjusted Sales and exclude the impact of foreign exchange on actual sales relative to the goal target. Adjusted Diluted EPS is diluted earnings per common share from continuing operations excluding specified items. Free Cash Flow equals Operating Cash Flow less acquisitions of property and equipment. Gross Margin Profile excludes specified items, such as intangible amortization, restructuring and cost reduction initiatives.

[2] Set based on expected market growth of the businesses and markets in which we compete. To achieve target payout, market share must increase.

[3] Target not disclosed for competitive reasons.

Base salary		Bonus target %		Total goal score		Proration factor		Award payout
$930,000	×	105%	×	91.65%	×	50%	=	$447,500

Long-term incentives

Based on the Committee's review of Abbott and individual performance **through 2024**, Mr. Allen received an LTI award in **February 2025** with a value of $4,191,250, which was equal to 125% of his LTI award guideline. Additional calculation details are as follows:



LTI award guideline		LTI adjustment		Award allocation	Award value
$3,353,000	×	125%	×	50% Stock Options[1]	$2,095,625
				50% Performance Restricted Shares[2]	$2,095,625
					$4,191,250

Individual LTI performance assessment				
Metric	**2022**	**2023**	**2024**	**Overall**
Sales and Market Share Growth Contribution	Met (0)	Exceeded (+1)	Exceeded (+1)	+2
Margin Contribution	Met (0)	Exceeded (+1)	Exceeded (+1)	+2
Strategic Metrics	Met (0)	Met (0)	Met (0)	0
			Total	+4
			LTI Adjustment	**125%**

LTI adjustment legend	
Total	**Result**
+4 or More	125%
+1 to +3	110%
0	100%
-1 or -2	90%
-3 or Less	75%

[1] Stock options realize value only through share price appreciation.

[2] Performance restricted shares vest only if the 15% Adjusted Return on Equity (ROE) performance target is achieved.

Benefits and perquisites

Each of the benefits described below was designed to support the Company's objective of providing a competitive total pay program. Individual benefits do not directly affect decisions regarding other benefits or pay components, except to the extent that benefits and pay components must, in aggregate, be competitive.

Benefits and Perquisites	Description
Retirement Benefits	The named officers participate in Abbott-sponsored defined benefit plans: the Abbott Laboratories Annuity Retirement Plan and the Abbott Laboratories Supplemental Pension Plan. These plans are described in greater detail in the "Pension Benefits" section of the proxy. Since officers' Supplemental Pension Plan benefits cannot be secured in a manner similar to qualified plans, which are held in trust, officers receive an annual cash payment equal to the increase in present value of their Supplemental Pension Plan benefit. Officers have the option of depositing these annual payments to an individually established grantor trust, net of tax withholdings. Deposited amounts may be credited with the difference between the officers' actual annual trust earnings and the rate used to calculate trust funding (currently 8%) while they are employed. Amounts deposited in the individual trusts are not tax deferred. Officers do not receive tax gross ups on their grantor trusts. The manner in which the grantor trust will be distributed to an officer upon retirement from the Company generally follows the manner elected by the officer under the Annuity Retirement Plan. Should an officer (or the officer's spouse, depending upon the pension distribution method elected by the officer under the Annuity Retirement Plan) live beyond the actuarial life expectancy age used to determine the Supplemental Pension Plan benefit and, therefore, exhaust the trust balance, the Supplemental Pension Plan benefit will be paid by the Company.
Deferred Compensation	Officers of the Company, like all U.S. employees, are eligible to defer a portion of annual base salary and bonus (in certain cases), on a pre-tax basis, to the Company's qualified 401(k) plan, up to the IRS contribution limits. Officers are also eligible to defer up to 18% of their base salary, less contributions to the 401(k) plan, to a non-qualified plan. Unlike other U.S. managers, officers are not eligible to elect to defer compensation into the Deferred Compensation and Restoration Plan. However, up to one hundred percent (100%) of annual incentive awards earned under the Company's Performance Incentive Plan is eligible for deferral to a non-qualified plan. Officers may defer these amounts to unfunded book accounts or choose to have the amounts paid in cash on a current basis and deposited into individually established grantor trusts, net of tax withholdings. These amounts are credited annually with earnings. Officers do not receive tax gross ups on their grantor trusts. Officers elect the manner in which the assets held in their grantor trusts will be distributed to them upon retirement or other separation from the Company.
Change in Control Arrangements	All named officers have change in control agreements, the purpose of which is to aid in retention and recruitment, encourage continued attention and dedication to assigned duties during periods involving a possible change in control of the Company, and protect the earned benefits of the officer against adverse changes resulting from a change in control. The level of payments provided under the agreements is established to be consistent with market practices as confirmed by data provided to the Committee by its independent compensation consultant. These arrangements are described in greater detail in the "Potential Payments Upon Termination or Change in Control" section of this proxy.

Benefits and Perquisites	Description
Physical and Financial Wellness	To encourage the proactive management of executive health, named officers are eligible to participate in an executive health program that includes an annual physical exam and health consultation. Similarly, to promote financial wellness, named officers are eligible to receive up to $15,000 of fees annually associated with estate planning advice, tax preparation, and general financial planning. If an officer chooses to utilize these benefits, fees for services received are paid by the Company and are treated as imputed income to the officer, who then is responsible for payment of all taxes due on the fees paid by the Company.
Company Automobile	Named officers are eligible for use of a Company-leased vehicle, with a lease term of 50 months. Seventy-five percent (75%) of the cost of the vehicle is imputed to the officer as income for federal income tax purposes.
Company Aircraft	Non-business-related flights on corporate aircraft by Mr. Ford are covered by a time-sharing lease agreement, pursuant to which incremental costs associated with those flights are reimbursed by the executive to the Company in accordance with Federal Aviation Administration regulations.
Disability Benefit	In addition to Abbott's standard disability benefits, the U.S. named officers are eligible for a monthly long-term disability benefit, which is described in greater detail in the "Potential Payments Upon Termination or Change in Control" section of this proxy.

Share ownership and retention guidelines

To further promote sustained shareholder returns and to ensure the Company's executives remain focused on both short- and long-term objectives, the Company has established share ownership guidelines. Each officer has five years from the date appointed/elected to his/her position to achieve the ownership level associated with the position.

Role	Guideline
Chief Executive Officer	6 times base salary
Executive Vice Presidents	3 times base salary
Senior Vice Presidents	3 times base salary
All other officers	2 times base salary

Any officer who has not achieved at least 50% of the share ownership guideline after three years in their current position will be required to hold 50% of future equity awards until they meet the ownership guideline. All named officers with 5 years tenure in their current position meet or exceed the guidelines.

Hedging

Directors and officers are prohibited from entering into or engaging in any financial transaction that is designed to reduce the financial risk associated with owning Abbott shares. These financial transactions include, but are not limited to, engaging in short sales, derivative transactions (such as equity swaps, straddles, puts, or calls), and hedging or monetizing transactions (such as collars, exchange funds, or prepaid forward variable contracts) that are linked directly to Abbott stock.

Pledging

Directors and officers are prohibited from holding Abbott stock in a margin account, pledging Abbott stock, or otherwise securing any of their obligations by assigning Abbott stock as collateral.

Recoupment policies

In 2023, Abbott adopted a Dodd-Frank compliant clawback policy.

Additionally, our recoupment provisions go beyond the requirements of clawback rules under Dodd-Frank. The Compensation Committee maintains broad discretion to administer and implement the Company's preexisting recoupment policy and seek recoupment of both performance-based and time-based equity, or cash incentive awards if it determines that a senior executive engaged in misconduct or failed in a supervisory capacity, resulting in a material violation of law or Abbott policy that causes significant financial harm to Abbott. The Compensation Committee may recover incentive compensation awarded to a senior executive in the prior three years or reduce future awards.

Timing of option grants

Abbott's practice is for the Committee to approve annual option awards for officers at its regularly scheduled February meeting, with a grant date that is two business days later. This timing enables the Committee to grant option awards based on full year performance for each officer as well as Abbott's performance relative to its peers. Abbott's Board and Committee meetings are scheduled more than one year in advance and follow the same general cadence year-over-year. The Committee also may grant option awards to officers at other times for new hires, promotions, retention, or other purposes. The Committee does not take material non-public information into account when determining the timing or terms of any option award, and Abbott does not time the disclosure of material non-public information for the purpose of affecting the value of executive compensation.

Compliance

The Committee considers the deductibility of executive compensation in making its compensation decisions, but believes that shareholder interests are best served by not restricting the Committee's discretion and flexibility in crafting compensation programs, even if such programs may result in certain non-deductible compensation expenses. Accordingly, Abbott may provide compensation that is not deductible.

Compensation Committee report

The Compensation Committee of the Board is primarily responsible for reviewing, approving, and overseeing Abbott's compensation plans and practices, and works with management and the Committee's independent consultant to establish Abbott's executive compensation philosophy and programs. The Committee has reviewed and discussed the Compensation Discussion and Analysis with management and has recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

Compensation Committee

D. J. Starks, Chair
M. A. Kumbier
N. McKinstry
M. G. O'Grady
M. F. Roman

Compensation risk assessment

During 2025, Abbott conducted its annual risk assessment of its compensation policies and plan design practices for employees and executives. Abbott's risk assessment is reinforced by Abbott's adherence to a number of industry-leading best practices, including:

- Compensation Committee chaired by independent, non-employee director
- Representation from the Audit Committee on the Compensation Committee
- Review of executive compensation programs by the Compensation Committee's independent consultant
- Robust review of compensation program design elements, key performance drivers and pay for performance alignment
- Detailed measurement of short- and long-term compensation elements, and related performance metrics and requirements, to ensure balance
- Review of Abbott's historical performance, peer performance and Board-approved strategic plan and related financial goals to determine appropriate incentive plan goals
- Incorporation of multiple program requirements that mitigate excessive risk-taking (e.g., updated Dodd Frank compliant recoupment policy, stock ownership and share retention guidelines, maximum payouts on short and long-term incentives)

Based on this assessment, Abbott determined its compensation and benefit programs appropriately align employees' compensation and performance without incentivizing risky behaviors. We concluded that risks arising from compensation policies and practices are not reasonably likely to have a material adverse effect on Abbott or its shareholders.

The following factors were among those considered:

- Regular training on code of business conduct and policies and procedures is mandatory for all employees.
- Compensation structure encourages employees to regard Abbott as a career employer, to consider the long-term impact of their decisions, and to align their interests with those of Abbott's shareholders (e.g., equity awards that vest over multi-year periods, ten-year term on stock options, and service-based retirement plans).
- Annual competitive benchmarking ensures performance achievement and incentive payout opportunities that are aligned with a peer group that reflects the size, investment profile, operating characteristics, and employment and business markets of Abbott. Appropriateness of this group is assessed annually by the Compensation Committee's independent consultant and reviewed and approved by the Compensation Committee. Our selection criteria and peer companies are reported each year to our shareholders and have received favorable reviews.
- Abbott's annual incentive plan places an appropriate weighting on earnings achievement by balancing it with other factors, including key operational and strategic measures, disclosed to shareholders. Since earnings are a key component of stock price performance, this aspect of Abbott's compensation plan promotes alignment with shareholder interests without creating duplication across incentive plans. In 2023, we adopted a maximum payout of 200% of target.
- Abbott's long-term incentive plan focuses on longer-term operating performance and shareholder returns and awards 50% stock options and 50% performance based restricted stock to senior executives. In 2025, approximately 70% of named executive officer total compensation was in the form of long-term equity incentives that can be earned or vest over multiple years.
- Equity awards are made, and grant values are determined, at the same time each year (i.e., at the Compensation Committee's regularly scheduled meeting). In addition, Abbott does not reprice or backdate stock options, award discounted stock options, or immediately vest stock options or restricted stock. Equity awards are based on multiple performance factors and are set at competitive market levels, adjusted by Abbott's long-term performance vs. our Committee-approved peer group. Both executive and Director share ownership guidelines and share retention requirements promote alignment with shareholders.

- Abbott's compensation program does not include features that could encourage excessive risk taking (e.g., over-weighting toward annual incentives, highly leveraged payout curves, uncapped incentive award payments, unreasonable thresholds, or steep payout cliffs at certain levels that may encourage short-term business decisions to meet payout criteria).

- In 2023, Abbott adopted a Dodd-Frank compliant clawback policy. Additionally, the Compensation Committee maintains broad discretion to administer and implement the Company's preexisting recoupment policy and seek recoupment of equity or cash incentive awards if it determines that a senior executive engaged in misconduct or failed in a supervisory capacity, resulting in a material violation of law or Abbott policy that causes significant financial harm to Abbott. The Compensation Committee may recover incentive compensation awarded to a senior executive in the prior three years or reduce future awards.

- Abbott's hedging policy prohibits directors and officers from entering into financial transactions designed to reduce the financial risk associated with owning Abbott shares.

- Abbott's pledging policy prohibits directors and officers from holding Abbott shares in a margin account, pledging Abbott shares, or securing obligations by assigning Abbott shares as collateral.

This assessment was discussed with the Compensation Committee and its independent compensation consultant. The Committee and the consultant both agreed with the assessment.

Summary compensation table

The following table summarizes compensation awarded to, earned by, or paid to the named officers. The section of the proxy statement captioned, "Compensation discussion and analysis—Basis for compensation decisions" describes in greater detail the information reported in this table.

Name and Principal Position	Year	Salary	Stock Awards[2]	Option Awards[3]	Non-Equity Incentive Plan Compensation[4]	Change in Pension Value and Non-Qualified Deferred Compensation Earnings[5]	All Other Compensation[6]	SEC Total	Total Without Change in Pension Value[7]
Robert B. Ford, *Chairman of the Board and Chief Executive Officer*	2025	$1,500,000	$8,787,378	$8,788,430	$1,968,750	$2,194,304	$959,798	$24,198,660	$23,173,052
	2024	1,500,000	8,226,593	8,227,441	2,861,250	1,342,793	618,998	22,777,075	22,591,322
	2023	1,500,000	7,436,600	7,437,649	2,945,250	3,665,280	283,392	23,268,171	20,373,964
Philip P. Boudreau, *Executive Vice President, Finance and Chief Financial Officer*	2025	974,231	3,045,935	3,046,350	1,055,400	894,302	74,418	9,090,636	8,250,640
	2024	884,039	2,693,071	2,693,336	1,224,700	655,852	74,748	8,225,746	7,597,619
	2023	513,943	786,041	786,272	583,500	603,343	44,083	3,317,182	2,727,268
Lisa D. Earnhardt, *Executive Vice President and Group President, Medical Devices*	2025	924,231	2,543,989	2,544,364	1,283,400	594,787	178,953	8,069,724	7,631,875
	2024	879,269	2,016,528	2,016,819	1,249,200	266,598	130,047	6,558,461	6,444,774
	2023	737,654	1,684,197	1,684,477	904,900	401,828	85,380	5,498,436	5,196,818
Daniel G. Salvadori, *Executive Vice President and Group President, Established Pharmaceuticals and Nutritional Products*	2025	924,231	2,238,786	2,239,049	388,200	531,518	212,501	6,534,285	6,252,557
	2024	879,269	1,833,239	1,833,495	855,400	231,344	157,015	5,789,762	5,789,762
	2023	790,000	1,880,183	1,880,493	880,300	411,877	91,977	5,934,830	5,662,042
Christopher J. Scoggins, *Executive Vice President, Diabetes Care*	2025	859,502	1,662,503	1,662,743	1,095,300	1,213,176	108,443	6,601,667	5,472,142
Hubert L. Allen,[1] *Former Executive Vice President, General Counsel and Secretary*	2025	524,019	2,095,392	2,095,609	447,500	1,179,839	653,224	6,995,583	6,576,450
	2024	911,154	2,095,365	2,095,609	1,094,700	1,244,337	540,170	7,981,335	7,527,867
	2023	830,000	1,959,639	1,959,993	941,700	1,500,412	228,916	7,420,660	6,491,684

[1] Mr. Allen retired from Abbott effective June 27, 2025.

[2] In accordance with the Securities and Exchange Commission (SEC) rules, the amounts in this column represent the aggregate grant date fair value of the awards in accordance with Financial Accounting Standards Board ASC Topic 718. Abbott determines grant date fair value by multiplying the number of shares granted by the average of the high and low market prices of an Abbott common share on the award's date of grant.

[3] In accordance with SEC rules, the amounts in this column represent the aggregate grant date fair value of the awards in accordance with Financial Accounting Standards Board ASC Topic 718. These amounts were determined as of the option's grant date using a Black-Scholes stock option valuation model. These amounts are being reported solely for the purpose of comparative disclosure in accordance with SEC rules. There is no certainty that the amount determined using a Black-Scholes stock option valuation model would be the value at which employee stock options would be traded for cash. The assumptions are the same as those described in Note 9, entitled "Incentive Stock Program" of Abbott's Notes to Consolidated Financial Statements included under Item 8, "Financial Statements and Supplementary Data" in Abbott's 2025 Annual Report on SEC Form 10-K.

(4) This compensation is earned as a performance-based incentive bonus, pursuant to the 1998 Abbott Laboratories Performance Incentive Plan. Additional information regarding the Performance Incentive Plan can be found in the section of this proxy statement captioned, "Compensation discussion and analysis—Basis for compensation decisions."

(5) The plan amounts shown below are reported in this column.

For Mr. Ford, Mr. Boudreau, Ms. Earnhardt, Mr. Salvadori, and Mr. Allen, the amounts shown alongside the officer's name are for 2025, 2024, and 2023, respectively. For Mr. Scoggins, the amounts shown are for 2025.

Abbott Laboratories Annuity Retirement Plan

R. B. Ford: $89,023 / ($4,208) / $116,664; P. P. Boudreau: $84,843 / ($33) / $109,932; L. D. Earnhardt: $41,074 / $9,991 / $35,501; D. G. Salvadori: $33,118 / $7,308 / $30,508; C. J. Scoggins: $107,991; and H. L. Allen: $67,497 / $71,983 / $95,131.

Abbott Laboratories Supplemental Pension Plan

R. B. Ford: $936,585 / $189,961 / $2,777,543; P. P. Boudreau: $755,153 / $628,160 / $479,982; L. D. Earnhardt: $396,775 / $103,696 / $266,117; D. G. Salvadori: $248,610 / ($19,417) /$242,280; C. J. Scoggins: $1,021,534; and H. L. Allen: $351,636 / $381,485 / $833,845.

Non-Qualified Defined Contribution Plan Earnings

The totals in this column include reportable interest credited under the 1998 Abbott Laboratories Performance Incentive Plan, the Abbott Laboratories 401(k) Supplemental Plan, and the 1986 Abbott Laboratories Management Incentive Plan (although none of the named officers currently receives awards under this plan).

R. B. Ford: $1,168,696 / $1,157,040 / $771,073; P. P. Boudreau: $54,306 / $27,725 / $13,429; L. D. Earnhardt: $156,938 / $152,911 / $100,210; D. G. Salvadori: $249,790 / $231,344 /$139,089; C. J. Scoggins: $83,651; and H. L. Allen: $760,706 / $790,869 / $571,436.

(6) The amounts shown below are reported in this column.

For Mr. Ford, Mr. Boudreau, Ms. Earnhardt, Mr. Salvadori, and Mr. Allen, the amounts shown alongside the officer's name are for 2025, 2024, and 2023, respectively. For Mr. Scoggins, the amounts shown are for 2025.

Earnings on Non-Qualified Defined Contribution Plans (net of the reportable interest included in footnote 5)

R. B. Ford: $816,580 / $536,731 / $153,521; P. P. Boudreau: $2,431 / $627 / $216; L. D. Earnhardt: $115,133 / $70,652 / $18,159; D. G. Salvadori: $131,853 / $67,546 /$17,270; C. J. Scoggins: $39,981; and H. L. Allen: $596,397 / $460,106 / $149,665.

Each of the named officers' awards under the 1998 Abbott Laboratories Performance Incentive Plan is paid in cash to the officer on a current basis. Each of the named officers has a grantor trust into which the awards may be deposited, net of maximum tax withholdings. The named officers also have grantor trusts in connection with the Abbott Laboratories 401(k) Supplemental Plan and the 1986 Abbott Laboratories Management Incentive Plan (although none of the named officers currently receives awards under the Management Incentive Plan). These amounts include the trusts' earnings (net of the reportable interest included in footnote 5).

Employer Contributions to Defined Contribution Plans

R. B. Ford: $75,000 / $75,000 / $75,000; P. P. Boudreau: $48,712 / $44,202 / $25,697; L. D. Earnhardt: $46,212 / $43,964 / $36,883; D. G. Salvadori: $46,212 / $43,964 /$39,500; C. J. Scoggins: $42,923; and H. L. Allen: $24,144 / $45,558 / $41,500.

These amounts include employer contributions to both Abbott's tax-qualified defined contribution plan and the Abbott Laboratories 401(k) Supplemental Plan. The Abbott Laboratories 401(k) Supplemental Plan permits eligible Abbott officers to contribute amounts in excess of the limit set by the Internal Revenue Code for employee contributions to 401(k) plans up to the excess of (i) 18% of their base salary over (ii) the amount contributed to Abbott's tax-qualified 401(k) plan. Abbott matches participant contributions at the rate of 250% of the first 2% of compensation contributed to the plan. The named officers have these amounts paid to them in cash on a current basis and deposited into a grantor trust established by the officer, net of maximum tax withholdings.

Other Compensation

Mr. Ford's non-business-related flights on corporate aircraft are covered by time-sharing lease agreements, pursuant to which he reimburses Abbott for certain costs associated with those flights in accordance with Federal Aviation Administration regulations. The following amounts are included in the totals in this column, which reflect Abbott's incremental cost less reimbursements for non-business-related flights: $68,218 / $7,267 / $54,871.

Abbott determines the incremental cost for flights based on the direct cost to Abbott, including fuel costs, parking, handling and landing fees, catering, travel fees, and other miscellaneous direct costs.

Also included in the totals shown in the table is the cost of providing a corporate automobile less the amount reimbursed by the officer: P. P. Boudreau: $23,275 / $23,359 / $17,620; L. D. Earnhardt: $1,998 / $5,234 / $20,338; D. G. Salvadori: $24,436 / $29,895 /$25,207; C. J. Scoggins: $24,027; and H. L. Allen: $15,693 / $24,506 / $27,751.

The following costs associated with financial planning are included: P. P. Boudreau: $0 / $950 / $550; L. D. Earnhardt: $10,000 / $10,000 / $10,000; D. G. Salvadori: $10,000 / $10,000 /$10,000; and H. L. Allen: $7,500 / $10,000 / $10,000.

The following costs associated with health program benefits in 2025 and 2024 are included: P. P. Boudreau: $0 / $5,610; L. D. Earnhardt: $5,610 / $0; D. G. Salvadori: $0 / $5,610; and H. L. Allen: $5,610 / $0.

For Mr. Scoggins, the 2025 amount includes $917 in tax equalization payments and $595 of reimbursement of associated taxes provided according to standard employment policies.

For Mr. Allen, the 2025 amount includes $2,161 in miscellaneous benefits and $1,719 of reimbursement of associated taxes provided according to standard employment policies.

The named officers are also eligible to participate in an executive disability benefit described on page 67.

[7] To demonstrate how year over year changes in pension value impact total compensation, as determined under SEC rules, we have included this column to show total compensation without pension value changes. The amounts reported in this column are calculated by subtracting the change in pension value reported in the Change in Pension Value and Non-Qualified Deferred Compensation Earnings column, as described in footnote 5 to this table, from the amounts reported in the SEC Total column. The amounts reported in this column differ from, and are not a substitute for, the amounts reported in the SEC Total column.

2025 Grants of plan based awards

Name	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards Target (#)[2][3]	All Other Option Awards: Numbers of Securities Underlying Options (#)[4]	Exercise or Base Price of Options Awards ($/Sh.)	Closing Market Price on Grant Date	Grant Date Fair Value of Stock and Option Awards
R. B. Ford	2/25/2025	2/21/2025			64,897				$8,787,378 [5]
	2/25/2025	2/21/2025				241,706	$ 135.42	$135.82	8,788,430 [6]
P. P. Boudreau	2/25/2025	2/21/2025			22,495				3,045,935 [5]
	2/25/2025	2/21/2025				83,783	135.42	135.82	3,046,350 [6]
L. D. Earnhardt	2/25/2025	2/21/2025			18,788				2,543,989 [5]
	2/25/2025	2/21/2025				69,977	135.42	135.82	2,544,364 [6]
D. G. Salvadori	2/25/2025	2/21/2025			16,534				2,238,786 [5]
	2/25/2025	2/21/2025				61,580	135.42	135.82	2,239,049 [6]
C. J. Scoggins	2/25/2025	2/21/2025			12,278				1,662,503 [5]
	2/25/2025	2/21/2025				45,730	135.42	135.82	1,662,743 [6]
H. L. Allen	2/25/2025	2/21/2025			15,475				2,095,392 [5]
	2/25/2025	2/21/2025				57,635	135.42	135.82	2,095,609 [6]

[1] During 2025, each of the named officers participated in the 1998 Abbott Laboratories Performance Incentive Plan, an annual, non-equity incentive plan. The annual cash incentive award earned by the named officer in 2025 under the plan is shown in the Summary Compensation Table under the column captioned, "Non-Equity Incentive Plan Compensation." No future payouts will be made under the plan's 2025 annual cash incentive award. The Performance Incentive Plan is described in greater detail in the section of the proxy statement captioned, "Compensation discussion and analysis—Basis for compensation decisions."

[2] These are performance-based restricted stock awards that have a 3-year term and vest upon Abbott reaching a minimum return on equity target, with no more than one-third of the award vesting in any one year. In 2025, Abbott reached its minimum return on equity target and one-third of each of the awards granted on February 25, 2025 vested on February 27, 2026. The equity targets are described in the section of the proxy statement captioned, "Compensation discussion and analysis—Basis for compensation decisions."

[3] In the event of a grantee's death or disability, these awards are deemed fully earned. The treatment of these awards upon a change in control is described in the section of the proxy statement captioned, "Potential payments upon termination or change in control—Equity awards." Outstanding restricted shares and restricted stock units receive dividend payments at the same rate as all other shareholders.

[4] Options with respect to one-third of the shares covered by these awards are exercisable after one year; two-thirds after two years; and all after three years. The options vest in the event of the grantee's death or disability. The treatment of these awards upon a change in control is described in the section of the proxy statement captioned, "Potential payments upon termination or change in control—Equity awards." Under the Abbott Laboratories 2017 Incentive Stock Program, these options have an exercise price equal to the average of the high and low market prices (rounded-up to the next even penny) of an Abbott common share on the date of grant.

[5] Abbott determines the grant date fair value of stock and stock unit awards by multiplying the number of restricted shares or restricted stock units granted by the average of the high and low market prices of a common share on the grant date.

[6] These values were determined as of the option's grant date using a Black-Scholes stock option valuation model. The model uses the assumptions described in Note 9, entitled "Incentive Stock Program" of Abbott's Notes to Consolidated Financial Statements included under Item 8, "Financial Statements and Supplemental Data" in Abbott's 2025 Annual Report on SEC Form 10-K.

2025 Outstanding equity awards at fiscal year end

The following table summarizes the outstanding equity awards held by the named officers at year end.

| Name | Option Awards[1][2] | | | | | Stock Awards[2] | | | |
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
R. B. Ford								23,336	$ 2,923,767
								46,888	5,874,598
								64,897	8,130,945
	151,869			$ 44.40	2/16/2027				
	246,963			59.94	2/15/2028				
	240,059			75.90	2/21/2029				
	390,896			87.72	2/20/2030				
	359,090			124.04	2/18/2031				
	344,827			117.58	2/17/2032				
	184,054	92,028		106.24	2/16/2033				
	88,097	176,196		116.98	2/20/2034				
		241,706		135.42	2/24/2035				
P. P. Boudreau								1,618	$ 202,719
								874	109,503
								15,349	1,923,076
								22,495	2,818,399
	29,020			$ 87.72	2/20/2030				
	25,613			124.04	2/18/2031				
	24,938			117.58	2/17/2032				
	12,766	6,383		106.24	2/16/2033				
	6,815	3,408		103.18	8/31/2033				
	28,839	57,680		116.98	2/20/2034				
		83,783		135.42	2/24/2035				
L. D. Earnhardt								5,285	$ 662,158
								11,493	1,439,958
								18,788	2,353,948
	114,940			$ 87.72	2/20/2030				
	71,070			124.04	2/18/2031				
	80,380			117.58	2/17/2032				
	41,684	20,843		106.24	2/16/2033				
	21,595	43,192		116.98	2/20/2034				
		69,977		135.42	2/24/2035				

Name	Option Awards[1][2]					Stock Awards[2]			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
D. G. Salvadori								5,900 $ 739,211	
								10,448 1,309,030	
								16,534 2,071,545	
	75,591			$ 44.40	2/16/2027				
	49,611			50.72	7/20/2027				
	182,935			59.94	2/15/2028				
	162,430			75.90	2/21/2029				
	132,182			87.72	2/20/2030				
	98,708			124.04	2/18/2031				
	111,474			117.58	2/17/2032				
	46,535	23,268		106.24	2/16/2033				
	19,632	39,266		116.98	2/20/2034				
		61,580		135.42	2/24/2035				
C. J. Scoggins								3,168 $ 396,919	
								5,627 705,007	
								12,278 1,538,310	
	51,557			$ 75.90	2/21/2029				
	43,388			79.98	3/31/2029				
	68,578			87.72	2/20/2030				
	63,991			124.04	2/18/2031				
	48,852			117.58	2/17/2032				
	24,988	12,495		106.24	2/16/2033				
	10,573	21,148		116.98	2/20/2034				
		45,730		135.42	2/24/2035				
H. L. Allen								6,149 $ 770,408	
								11,942 1,496,213	
								15,475 1,938,863	
	167,056			$ 44.40	2/16/2027				
	246,963			59.94	2/15/2028				
	151,933			75.90	2/21/2029				
	130,298			87.72	2/20/2030				
	87,422			124.04	2/18/2031				
	95,000			117.58	2/17/2032				
	48,502	24,252		106.24	2/16/2033				
	22,439	44,879		116.98	2/20/2034				
		57,635		135.42	2/24/2035				

[1] Except as noted, these options are fully vested.

(2) The vesting dates of outstanding unexercisable stock options and unvested restricted stock awards at December 31, 2025 are as follows.

Name	Option Awards				Stock Awards[a]	
	Number of Unexercised Shares Remaining from Original Grant	Number of Option Shares Vesting—Date Vested 2026	Number of Option Shares Vesting—Date Vesting 2027	Number of Option Shares Vesting—Date Vesting 2028	Number of Restricted Shares or Units	Number of Restricted Shares or Units Vesting—Date Vested 2026
R. B. Ford	92,028	92,028 - 2/17			23,336	[b]
	176,196	88,098 - 2/21	88,098 - 2/21		46,888	[c]
	241,706	80,568 - 2/25	80,569 - 2/25	80,569 - 2/25	64,897	[d]
P. P. Boudreau	6,383	6,383 - 2/17			1,618	[b]
	57,680	28,840 - 2/21	28,840 - 2/21		15,349	[c]
	83,783	27,927 - 2/25	27,928 - 2/25	27,928 - 2/25	22,495	[d]
	3,408	3,408 - 9/1			874	[e]
L. D. Earnhardt	20,843	20,843 - 2/17			5,285	[b]
	43,192	21,596 - 2/21	21,596 - 2/21		11,493	[c]
	69,977	23,325 - 2/25	23,326 - 2/25	23,326 - 2/25	18,788	[d]
D. G. Salvadori	23,268	23,268 - 2/17			5,900	[b]
	39,266	19,633 - 2/21	19,633 - 2/21		10,448	[c]
	61,580	20,526 - 2/25	20,527 - 2/25	20,527 - 2/25	16,534	[d]
C. J. Scoggins	12,495	12,495 - 2/17			3,168	[b]
	21,148	10,574 - 2/21	10,574 - 2/21		5,627	[c]
	45,730	15,243 - 2/25	15,243 - 2/25	15,244 - 2/25	12,278	[d]
H. L. Allen	24,252	24,252 - 2/17			6,149	[b]
	44,879	22,439 - 2/21	22,440 - 2/21		11,942	[c]
	57,635	19,211 - 2/25	19,212 - 2/25	19,212 - 2/25	15,475	[d]

[a] The equity targets are described in the section of the proxy statement captioned, "Compensation discussion and analysis—Basis for compensation decisions."

[b] These are the restricted shares that remained outstanding and unvested on December 31, 2025, from an award made on February 17, 2023. The award has a 3-year term with no more than one-third of the original award vesting in any one year upon Abbott reaching a minimum return on equity target, measured at the end of the relevant year. In 2025, Abbott reached its minimum return on equity target and these shares vested on February 27, 2026.

[c] These are the restricted shares that remained outstanding and unvested on December 31, 2025, from an award made on February 21, 2024. The award has a 3-year term with no more than one-third of the original award vesting in any one year upon Abbott reaching a minimum return on equity target, measured at the end of the relevant year. In 2025, Abbott reached its minimum return on equity target and half of these shares vested on February 27, 2026.

[d] These are the restricted shares that remained outstanding and unvested on December 31, 2025, from an award made on February 25, 2025. The award has a 3-year term with no more than one-third of the original award vesting in any one year upon Abbott reaching a minimum return on equity target, measured at the end of the relevant year. In 2025, Abbott reached its minimum return on equity target and one-third of these shares vested on February 27, 2026.

(e) These are the restricted shares that remained outstanding and unvested on December 31, 2025, from an award made on September 1, 2023. The award has a 3-year term, with no more than one-third of the original award vesting in any one year upon Abbott reaching a minimum return on equity target, measured at the end of the relevant year. In 2025, Abbott reached its minimum return on equity target and these shares will vest on September 1, 2026.

2025 Option exercises and stock vested

The following table summarizes for each named officer the number of shares the officer acquired on the exercise of stock options and the number of shares the officer acquired on the vesting of stock awards in 2025:

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
R. B. Ford	285,388	$26,476,339	71,444	$9,707,096
P. P. Boudreau	—	—	11,949	1,620,708
L. D. Earnhardt	91,367	4,828,818	16,781	2,280,034
D. G. Salvadori	23,771	2,141,767	19,098	2,594,845
C. J. Scoggins	103,871	8,589,697	9,476	1,287,504
H. L. Allen	189,788	17,054,443	18,916	2,570,117

Pension benefits

During 2025, the named officers participated in two Abbott sponsored defined benefit pension plans: the Abbott Laboratories Annuity Retirement Plan, a tax qualified pension plan; and the Abbott Laboratories Supplemental Pension Plan, a non-qualified supplemental pension plan. The Supplemental Pension Plan also includes a benefit feature Abbott uses to attract officers who are at the mid-point of their careers. This feature provides an additional benefit to officers who are mid-career hires that is less valuable to officers who have spent most of their careers at Abbott. Except as provided in Abbott's change in control agreements, Abbott does not have a policy granting extra years of credited service under the plans. These change in control agreements are described on pages 67 and 68.

The compensation considered in determining the pension payable to the named officers is the compensation shown in the "Salary" and "Non-Equity Incentive Plan Compensation" columns of the Summary Compensation Table on page 55.

Annuity retirement plan

The Annuity Retirement Plan covers eligible employees in the United States who are age 21 or older, and provides participants with a life annuity benefit at normal retirement equal to A plus the greater of B or C below.

A. 1.10% of 5-year final average earnings multiplied by years of benefit service after 2003.

B. 1.65% of 5-year final average earnings multiplied by years of benefit service prior to 2004 (up to 20); plus 1.50% of 5-year final average earnings multiplied by years of benefit service prior to 2004 in excess of 20 (but no more than 15 additional years); less 0.50% of the lesser of 3-year final average earnings (but not more than the social security wage base in any year) or the social security covered compensation level multiplied by years of benefit service.

C. 1.10% of 5-year final average earnings multiplied by years of benefit service prior to 2004.

The benefit for service prior to 2004 (B or C above) is reduced for the cost of preretirement surviving spouse benefit protection. The reduction is calculated using formulas based on age and employment status during the period in which coverage was in effect.

Final average earnings are the average of the employee's 60 highest paid consecutive calendar months of compensation (salary and non-equity incentive plan compensation). The Annuity Retirement Plan covers earnings up to the limit imposed by Internal Revenue Code Section 401(a)(17) and provides for a maximum of 35 years of benefit service.

Participants become fully vested in their pension benefit upon the completion of five years of service. The benefit is payable on an unreduced basis at age 65. Participants hired after 2003 who terminate prior to age 55 with at least 10 years of service may choose to commence their benefits on an actuarially reduced basis as early as age 55. Participants hired prior to 2004 who terminate prior to age 50 with at least 10 years of service may choose to commence their benefits on an actuarially reduced basis as early as age 50. Participants hired prior to 2004 who terminate prior to age 50 with less than 10 years of service may choose to commence their benefits on an actuarially reduced basis as early as age 55.

The Annuity Retirement Plan offers several optional forms of payment, including certain and life annuities, joint and survivor annuities, and level income annuities. The benefit paid under any of these options is actuarially equivalent to the life annuity benefit produced by the formula described above.

Participants who retire from Abbott prior to their normal retirement age may receive subsidized early retirement benefits. Participants hired after 2003 are eligible for early retirement at age 55 with 10 years of service. Participants hired prior to 2004 are eligible for early retirement at age 50 with 10 years of service or age 55 if the employee's age plus years of benefit service total 70 or more. As of December 31, 2025, Messrs. Ford, Boudreau, and Scoggins were eligible for early retirement benefits under the plan.

The subsidized early retirement reductions applied to the benefit payable for service after 2003 (A above) depend upon the participant's age at retirement. If the participant retires after reaching age 55, the benefit is reduced 5 percent per year for each year that payments are made before age 62. If the participant retires after reaching age 50 but prior to reaching age 55, the benefit is actuarially reduced from age 65.

The early retirement reductions applied to the benefit payable for service prior to 2004 (B and C above) depend upon age and service at retirement:

- In general, the 5-year final average earnings portions of the benefit are reduced 3 percent per year for each year that payments are made before age 62 and the 3-year final average earnings portion of the benefit is reduced 5 percent per year for each year that payments are made before age 62.

- Employees who participated in the plan before age 36 may elect "Special Retirement" on the last day of any month after reaching age 55 with age plus Seniority Service points of at least 94 or "Early Special Retirement" on the last day of any month after reaching age 55, provided their age plus Seniority Service points would reach at least 94 before age 65. Seniority Service includes periods of employment prior to attaining the minimum age required to participate in the plan. If Special Retirement or Early Special Retirement applies, Seniority Service is used in place of benefit service in the formulas. The 5-year final average earnings portions of the benefit in B above are reduced 1⅔ percent for each year between ages 59 and 62 plus 2½ percent for each year between ages 55 and 59. The 3-year final average earnings portion of the benefit is reduced 5 percent per year for each year that payments are made before age 62. Benefit C is payable on an unreduced basis at Special Retirement and is reduced 3 percent per year for each year that payments are made before age 62, if Early Special Retirement applies.

Supplemental pension plan

With the following exceptions, the provisions of the Supplemental Pension Plan are substantially the same as those of the Annuity Retirement Plan:

- Officers' 5-year final average earnings are calculated using the average of the 5 highest years of base earnings and the 5 highest years of payments under Abbott's non equity incentive plans.

- The Annuity Retirement Plan does not include amounts deferred or payments received under the Abbott Laboratories Deferred Compensation and Restoration Plan in its calculation of a participant's final average earnings. To preserve the pension benefits of Deferred Compensation and Restoration Plan participants, the Supplemental Pension Plan includes amounts deferred by a participant under the Deferred Compensation and Restoration Plan in its calculation of final average earnings. Beginning in the year following their election as an officer, Abbott officers are no longer eligible to defer compensation under the Deferred Compensation and Restoration Plan.

- In addition to the benefits outlined above for the Annuity Retirement Plan, participating officers are eligible for a benefit equal to 0.6% of 5-year final average earnings for each year of service for each of the first 20 years of service occurring after the participant attains age 35. The benefit is further limited by the maximum percentage allowed under the Annuity Retirement Plan under that plan's benefit formulas (A, B, and C above). The portion of this additional officer benefit attributable to service prior to 2004 is reduced 3 percent per year for each year that payments are made before the plan's unreduced retirement age. The portion attributable to service after 2003 is reduced 5 percent per year for each year that payments are made before the plan's unreduced retirement age if the participant is at least age 55 at early retirement. If the participant is under age 55 at retirement, the portion attributable to service after 2003 is actuarially reduced from age 65.

- The Supplemental Pension Plan provides early retirement benefits similar to those provided under the Annuity Retirement Plan. The benefits provided to Abbott's officers under the Supplemental Pension Plan are reduced from the plan's unreduced retirement age, unless the benefit is being actuarially reduced from age 65. As of December 31, 2025, Messrs. Ford, Boudreau, and Scoggins were eligible for early retirement benefits under the plan.

- Vested plan benefits accrued under the Supplemental Pension Plan may be funded through a grantor trust established by the officer. Consistent with the distribution requirements of Internal Revenue Code Section 409A and its regulations, those officers who were elected prior to 2009 may have the entire amount of their vested plan benefits funded through a grantor trust. Officers elected after 2008 may only have the vested plan benefits that accrue following the calendar year in which the officer is first elected funded through a grantor trust. Vested plan benefits accrued through December 31, 2008, to the extent not previously funded, were distributed to the participants' individual trusts and included in the participants' income.

Benefits payable under the Supplemental Pension Plan are offset by the benefits payable from the Annuity Retirement Plan, calculated as if benefits under the plans commenced at the same time. The amounts paid to an officer's Supplemental Pension Plan grantor trust to fund plan benefits are actuarially determined. The plan is designed to result in Abbott paying the officer's Supplemental Pension Plan benefits to the extent assets held in the officer's trust are insufficient.

2025 Pension benefits

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)[1]	Payments During Last Fiscal Year ($)
R. B. Ford	Abbott Laboratories Annuity Retirement Plan	29	$ 685,922	$ 0
	Abbott Laboratories Supplemental Pension Plan	29	11,651,052	1,112,866 [2]
P. P. Boudreau	Abbott Laboratories Annuity Retirement Plan	29	669,821	0
	Abbott Laboratories Supplemental Pension Plan	29	3,078,743	655,025 [2]
L. D. Earnhardt	Abbott Laboratories Annuity Retirement Plan	7	172,836	0
	Abbott Laboratories Supplemental Pension Plan	7	1,301,027	0
D. G. Salvadori	Abbott Laboratories Annuity Retirement Plan	11	180,830	0
	Abbott Laboratories Supplemental Pension Plan	11	1,312,144	86,216 [2]
C. J. Scoggins	Abbott Laboratories Annuity Retirement Plan	23	777,360	0
	Abbott Laboratories Supplemental Pension Plan	23	4,242,620	1,376,551 [2]
H. L. Allen	Abbott Laboratories Annuity Retirement Plan	20	779,371	27,252
	Abbott Laboratories Supplemental Pension Plan	20	6,830,586	565,532 [2]

[1] Abbott calculates these present values using: (i) a 5.78% discount rate for the Annuity Retirement Plan and a 5.63% discount rate for the Supplemental Pension Plan, the same effective discount rates it uses for Financial Accounting Standards Board ASC Topic 715 calculations for financial reporting purposes; and (ii) each plan's unreduced retirement age. The present values shown in the table reflect post-retirement mortality, based on the Financial Accounting Standards Board ASC Topic 715 assumption, but do not include a factor for pre-retirement termination, mortality, or disability.

[2] Consistent with the distribution requirements of Internal Revenue Code Section 409A and its regulations, vested Supplemental Pension Plan benefits, to the extent not previously funded, were distributed to the participants' individual grantor trusts and included in the participants' income. Amounts held in the officer's individual trust are expected to offset Abbott's obligations to the officer under the plan. During 2025, the amounts shown, less applicable tax withholdings, were deposited in such individual trusts established by the named officers. Grantor trusts are described in greater detail in the section of the proxy statement captioned, "Compensation discussion and analysis—Benefits and perquisites."

2025 Non-qualified deferred compensation

The following table summarizes Christopher J. Scoggins' non-qualified deferred compensation under the Abbott Laboratories Deferred Compensation & Restoration Plan. Neither Mr. Scoggins nor Abbott has contributed to the plan since he became an Abbott officer. None of Abbott's other named officers have any non-qualified deferred compensation.

Name	Plan Name	Executive contributions in last FY ($)	Registrant contributions in last FY ($)	Aggregate earnings in last FY ($)[3]	Aggregate withdrawals/ distributions ($)	Aggregate balance at last FYE ($)[4]
C. J. Scoggins [1]	Deferred Compensation & Restoration Plan[2]	$0	$0	$310	$0	$1,939

[1] Mr. Scoggins' eligibility to participate in the Deferred Compensation & Restoration Plan ceased after he became an Abbott officer.

[2] The plan permits participants to defer up to 75 percent of their base salary and up to 100 percent of their annual cash incentives and credits a participant's account with an amount equal to the employer matching contributions that otherwise would have been made for the participant under Abbott's tax-qualified defined contribution plan. Participants may direct the investment of their deferral accounts into one or more of several funds chosen by the administrator, and the deferral and the deferral account are credited with investment returns based on the performance of the fund(s) selected. During 2025, the weighted average rate of return credited to Mr. Scoggins' account was 19 percent.

The plan provides for cash distributions in either a lump sum or installments after separation from service and permits in-service withdrawals in accordance with specific procedures. Participants make distribution elections each year that apply to the salary deferrals to be made or performance bonus to be earned in the following calendar year, in accordance with the requirements of Internal Revenue Code Section 409A. Participants may request withdrawals due to financial hardship; if a hardship withdrawal is approved, it is limited to the amount needed to address the hardship.

[3] The amounts reported in this column are not included in the Summary Compensation Table of this proxy statement.

[4] The amounts reported in this column have not been previously reported as compensation in the Summary Compensation Table because they relate to contributions made before Mr. Scoggins became a named officer.

Potential payments upon termination or change in control

Potential payments upon termination—Generally

Abbott does not have employment agreements with its named officers.

The following summarizes the payments that the named officers, other than Mr. Allen, would have received if their employment had terminated on December 31, 2025. Earnings would have continued to be paid to the named officer's Performance Incentive Plan, Management Incentive Plan, and Supplemental 401(k) Plan grantor trusts, until the trust assets were fully distributed. The amount of these payments would depend on the period over which the trusts' assets were distributed and the trusts' earnings. If the trusts' assets were distributed over a ten-year period and based on current earnings, the named officers would receive the following average annual payments over such ten-year period:

- R. B. Ford, $1,143,003
- P. P. Boudreau, $64,497
- L. D. Earnhardt, $179,200
- D. G. Salvadori, $244,588
- C. J. Scoggins, $118,791

In addition, the following one-time deposits would have been made under the Abbott Laboratories Supplemental Pension Plan for the following named officers:

- R. B. Ford, $1,233,625
- P. P. Boudreau, $437,984
- L. D. Earnhardt, $899,870
- D. G. Salvadori, $80,649
- C. J. Scoggins, $789,821

If the termination of employment was due to disability, then the following named officers also would have received, in addition to Abbott's standard disability benefits, a monthly long-term disability benefit in the amount of:

- R. B. Ford, $98,438
- P. P. Boudreau, $52,770
- L. D. Earnhardt, $64,170
- D. G. Salvadori, $19,410
- C. J. Scoggins, $54,765

This long-term disability benefit would continue for up to 24 months following termination of employment. It ends if the officer retires, recovers, dies, or ceases to meet eligibility criteria.

In addition, if the employment of these named officers had terminated due to death or disability, the officer's unvested stock options and restricted shares would have vested on December 31, 2025 with values as set forth below in the section captioned, "Equity awards."

Potential payments upon change in control

Abbott has change in control arrangements with other key members of its management team, in the form of change in control agreements for Abbott officers and a change in control plan for certain other management personnel. The agreements with the named officers are described below.

Each change in control agreement continues in effect until December 31, 2026, and can be renewed for successive two-year terms upon notice prior to the expiration date. If notice of non-renewal is given, the agreement will expire on the later of the scheduled expiration date and the one-year anniversary of the date of such notice. If no notice is given, the agreement will expire on the one-year anniversary of the scheduled expiration date. Each agreement also automatically extends for two years following any change in control (see below) that occurs while the agreement is in effect.

The agreements provide that if the officer is terminated other than for cause or permanent disability or if the officer elects to terminate employment for good reason (see below) within two years following a change in control of Abbott, the officer is entitled to receive a lump sum payment equal to three times the officer's annual salary and annual incentive ("bonus") award (assuming for this purpose that all target performance goals have been achieved or, if higher, based on the average bonus for the last three years), plus any unpaid bonus owing for any completed performance period and the pro rata bonus for any current bonus period (based on the highest of the bonus assuming achievement of target performance, the average bonus for the past three years, or in the case of the unpaid bonus for any completed performance period, the actual bonus earned). If the officer is terminated other than for cause or permanent disability or if the officer elects to terminate employment for good reason during a potential change in control (see below), the officer is entitled to receive a lump sum payment of the annual salary and bonus payments described above, except that the amount of the bonus to which the officer is entitled will be based on the actual achievement of the applicable performance goals. If the potential change in control becomes a "change in control event" (within the meaning of Section 409A of the Internal Revenue Code), the officer will be entitled to receive the difference between the bonus amounts the officer received upon termination during the potential change in control and the bonus amounts that would have been received had such amounts instead been based on the higher of the officer's target bonus or the average bonus paid to the officer in the preceding three years. Bonus payments include payments made under the Performance Incentive Plan. The officer will also receive up to three years of additional employee benefits (including welfare benefits, outplacement services and tax and financial counseling, and the value of three more years of pension accruals).

If change in control related payments and benefits become subject to the excise tax imposed under Section 4999 of the Internal Revenue Code, payments under the agreement will be reduced to prevent application of the excise tax if such a reduction would leave the executive in a better after-tax position than if the payments were not reduced and the tax applied. The agreements also limit the conduct for which awards under Abbott's incentive stock programs can be terminated and generally permit options to remain exercisable for the remainder of their term.

For purposes of the agreements, the term "change in control" includes the following events: any person becoming the beneficial owner of Abbott securities representing a specified percentage of the outstanding voting power (not including an acquisition directly from Abbott and its affiliates); a change in the majority of the members of the Board of Directors whose appointment was approved by a vote of at least two thirds of the incumbent directors; and the consummation of certain mergers or similar corporate transactions involving Abbott. A "potential change in control" under the agreements includes, among other things, Abbott's entry into an agreement that would result in a change in control. Finally, the term "good reason" includes: a significant adverse change in the executive's position, duties, or authority; Abbott's failure to pay the executive's compensation or a reduction in the executive's base pay or benefits; or the relocation of Abbott's principal executive offices to a location that is more than thirty-five miles from the location of the offices at the time of the change in control.

If a change in control had occurred on December 31, 2025 immediately followed by one of the covered circumstances described above, the named officers, other than Mr. Allen, would have been entitled to receive the following payments and benefits under the change in control agreements:

Name	Cash Termination Payments	Additional Supplemental Pension Plan Benefits	Welfare and Fringe Benefits
R. B. Ford	$14,506,500	$ 7,350,511	$ 116,272
P. P. Boudreau	7,376,400	4,968,004	123,337
L. D. Earnhardt	7,281,900	854,092	116,165
D. G. Salvadori	6,386,700	287,526	108,413
C. J. Scoggins	6,706,800	3,576,930	80,008

Equity awards

Under Abbott Laboratories' Incentive Stock Programs, upon a change in control, the surviving company may assume, convert, or replace awards to executive officers on an equivalent basis. If the surviving company does not do so, then the awards vest. If the surviving company does assume, convert, or replace the awards on an equivalent basis, then the awards vest if the officer's employment is terminated without cause or the officer resigns for good reason during the period six months prior to and through two years after a change in control. The term "good reason" has the same definition as in the change of control agreements.

If a change in control had occurred on December 31, 2025, and the surviving company did not assume, convert, or replace the awards, then the named officers, other than Mr. Allen, would have vested in the following options and restricted shares:

Name	Unvested Stock Options		Restricted Shares	
	Number of Option Shares	Value of Option Shares	Number of Restricted Shares	Value of Restricted Shares
R. B. Ford	509,930	$3,217,322	135,121	$ 16,929,310
P. P. Boudreau	151,254	676,268	40,336	5,053,697
L. D. Earnhardt	134,012	755,985	35,566	4,456,064
D. G. Salvadori	124,114	769,556	32,882	4,119,786
C. J. Scoggins	79,373	413,770	21,073	2,640,236

The value of stock options shown is based on the excess of the closing price of a common share on December 31, 2025 over the exercise price of such options, multiplied by the number of unvested stock options held by the named officer. The value of restricted shares shown is determined by multiplying the number of restricted shares that would vest as of December 31, 2025 and the closing price of a common share on December 31, 2025.

CEO pay ratio

Abbott's compensation programs are designed to attract and retain talented people around the world who share Abbott's mission to help people live their healthiest possible lives. We use a consistent approach for determining compensation for our employees, including the CEO. However, compensation elements and pay levels of our employees can vary dramatically from country to country based on market trends, cost of living, and cost of labor. These factors, along with movement of the U.S. dollar against other currencies, can cause variation in median employee compensation and the resulting ratio.

As of October 1, 2025, Abbott employed 115,065 people, 68%[1] of whom were employed outside of the U.S. To identify our median employee, we examined the 2025 base salary of all employees globally, excluding the CEO. We removed 5,696 employees[2], representing less than 5% of our global workforce, in locations where the cost of living, cost of labor, or currency movement against the U.S. dollar was not representative of our global employee compensation arrangements. We annualized the base salary of all permanent employees who were hired in 2025 but did not work for the entire year. The base salary for employees outside of the U.S. was converted to U.S. dollars.

After identifying the median employee, we collected annual total compensation for this employee using the same methodology we use for our named executive officers as disclosed in the Summary Compensation Table on page 55 and then added the cost of medical and dental benefits ($16,795) in the calculation of annual total compensation for the median employee and CEO.

The annual total compensation of our median employee was $145,528, resulting in a ratio of 166:1.

The above ratio and annual total compensation amount are reasonable estimates that have been calculated using methodologies and assumptions permitted by SEC rules.

[1] Total U.S. employees: 36,925; total non-U.S. employees: 78,140.

[2] Belarus (44), Egypt (312), Indonesia (490), Kazakhstan (165), Malaysia (1,838), Pakistan (1,378) and Philippines (1,469).

Pay versus performance

The following table presents the Company's pay versus performance disclosure as required by the SEC. The "Compensation Actually Paid" portions of this table are calculated in accordance with SEC rules and include certain amounts that were not received during the respective fiscal year and may not be received in the future. The section of the proxy statement captioned, "Compensation Discussion and Analysis—Basis for Compensation Decisions" describes how the Compensation Committee links pay to performance.

Year[1]	Summary Compensation Table Total for Ford[2]	Compensation Actually Paid to Ford[3]	Average Summary Compensation Table Total for Non-PEO NEOs[2]	Average Compensation Actually Paid to Non-PEO NEOs[4]	Value of Initial Fixed $100 Investment Based On:[5]		Net Income (in millions)	Adjusted Diluted EPS[7]
					Total Shareholder Return[5]	Peer Group Total Shareholder Return[6]		
2025	$24,198,660	$ 26,833,361	$7,458,379	$7,632,237	$125	$148	$8,663	$ 5.15
2024	$22,777,075	$ 24,767,687	$7,362,647	$7,713,265	$142	$147	$ 8,133	$ 4.67
2023	$ 23,268,171	$ 20,487,194	$ 6,232,663	$5,691,925	$136	$143	$5,723	$ 4.44
2022	$ 21,722,152	$ 8,014,859	$7,402,414	$2,903,667	$133	$140	$6,933	$ 5.34
2021	$24,914,886	$43,342,034	$ 9,267,772	$20,389,311	$167	$143	$ 7,071	$ 5.21

[1] The Principal Executive Officer ("PEO") and named officers for the applicable years were as follows:

- 2025: Robert B. Ford served as the Company's PEO for the entirety of 2025. The Company's other named officers for 2025 were: Philip P. Boudreau; Lisa D. Earnhardt; Daniel G. Salvadori; Christopher J. Scoggins; and Hubert L. Allen.

- 2024: Robert B. Ford served as the Company's PEO for the entirety of 2024. The Company's other named officers for 2024 were: Philip P. Boudreau; Hubert L. Allen; Lisa D. Earnhardt; Daniel G. Salvadori; and Robert E. Funck, Jr.

- 2023: Robert B. Ford served as the Company's PEO for the entirety of 2023. The Company's other named officers for 2023 were: Robert E. Funck, Jr.; Philip P. Boudreau; Hubert L. Allen; Lisa D. Earnhardt; and Daniel G. Salvadori.

- 2022: Robert B. Ford served as the Company's PEO for the entirety of 2022. The Company's other named officers for 2022 were: Robert E. Funck, Jr.; Hubert L. Allen; Daniel G. Salvadori; and Andrea F. Wainer.

- 2021: Robert B. Ford served as the Company's PEO for the entirety of 2021. The Company's other named officers for 2021 were: Robert E. Funck, Jr.; Hubert L. Allen; Daniel G. Salvadori; Andrea F. Wainer; and Miles D. White.

[2] Amounts reported in this column represent (i) the total compensation reported in the Summary Compensation Table for the applicable year in which the named officer served as PEO in the case of Mr. Ford and (ii) the average of the total compensation reported in the Summary Compensation Table for the applicable year for the Company's named officers other than the individual serving as PEO for all or a portion of such years.

(3) Amounts reported in this column are based on total compensation reported for Mr. Ford in the Summary Compensation Table for the indicated fiscal years and adjusted as shown in the table below.

	Ford				
	2025	2024	2023	2022	2021
Summary Compensation Table - Total Compensation[a]	$24,198,660	$22,777,075	$ 23,268,171	$21,722,152	$24,914,886
- Change in Accumulated Benefits Under Defined Benefit and Actuarial Pension Plans[b]	(1,025,608)	(185,753)	(2,894,207)	—	(2,429,795)
+ Service Costs Under Defined Benefit and Actuarial Pension Plans[c]	376,506	400,203	369,300	551,654	482,954
- Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year[d]	(17,575,808)	(16,454,034)	(14,874,249)	(17,399,594)	(17,379,272)
+ Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year[e]	15,031,850	15,483,191	15,931,161	16,976,728	22,729,219
+ Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years[f]	1,349,086	601,245	365,421	(7,581,367)	10,936,340
+ Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year[g]	4,155,927	1,833,529	(1,969,172)	(6,515,228)	3,865,474
+ Dividends paid on equity awards[h]	322,748	312,231	290,769	260,514	222,228
= Compensation Actually Paid	$26,833,361	$24,767,687	$20,487,194	$8,014,859	$43,342,034

[a] Represents Total Compensation as reported in the Summary Compensation Table for the indicated fiscal year.

[b] Represents the aggregate change in the actuarial present value of Mr. Ford's accumulated benefit under all defined benefit and actuarial pension plans reported in the Summary Compensation Table for the indicated fiscal year.

[c] Represents the sum of the actuarial present value of Mr. Ford's benefit under all defined benefit and actuarial pension plans attributable to services rendered during the indicated fiscal year, calculated using the same methodology as used in the Company's financial statements under generally accepted accounting principles.

[d] Represents the aggregate grant date fair value of option awards and stock awards granted to Mr. Ford reported in the Summary Compensation Table during the indicated fiscal year, computed in accordance with the Company's methodology used for financial reporting purposes.

[e] Represents the aggregate fair value as of the indicated fiscal year-end of Mr. Ford's outstanding and unvested option awards and stock awards granted during such fiscal year, computed in accordance with the Company's methodology used for financial reporting purposes.

[f] Represents the aggregate change in fair value during the indicated fiscal year of the outstanding and unvested option awards and stock awards granted in prior fiscal years and held by Mr. Ford as of the last day of the indicated fiscal year, computed in accordance with the Company's methodology used for financial reporting purposes.

[g] Represents the aggregate change in fair value, measured from the prior fiscal year-end to the vesting date, of each option award and stock award held by Mr. Ford that was granted in a prior fiscal year and which vested during the indicated fiscal year, computed in accordance with the Company's methodology used for financial reporting purposes.

[h] Represents the aggregate value of dividends paid on outstanding and unvested stock awards.

(4) Amounts reported in this column are based on the average total compensation reported for the Company's named officers other than the individuals serving as PEO in the Summary Compensation Table for the indicated fiscal year and adjusted as shown in the table below:

		Other NEOs Average[a]				
		2025	**2024**	**2023**	**2022**	**2021**
	Summary Compensation Table - Total Compensation[b]	$7,458,379	$7,362,647	$6,232,663	$7,402,414	$9,267,772
-	Change in Accumulated Benefits Under Defined Benefit and Actuarial Pension Plans[c]	(621,646)	(239,056)	(618,518)	—	(503,651)
+	Service Costs Under Defined Benefit and Actuarial Pension Plans[d]	201,450	191,517	168,628	290,245	263,706
-	Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year[e]	(4,634,944)	(4,602,725)	(3,561,910)	(5,406,145)	(6,156,884)
+	Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year[f]	3,964,071	4,331,148	3,820,883	5,274,761	8,052,203
+	Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years[g]	295,744	149,112	90,401	(2,269,110)	6,303,872
+	Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year[h]	892,945	439,849	(511,224)	(2,469,621)	3,050,194
+	Dividends paid on equity awards[i]	76,238	80,773	71,002	81,123	112,099
=	Compensation Actually Paid	$7,632,237	$7,713,265	$5,691,925	$2,903,667	$20,389,311

[a] Please see footnote 1 for the named officers included in the average for each indicated fiscal year. Mr. White was a named officer in 2021, and his 2021 compensation is included in the average compensation reported in this table for 2021.

[b] Represents the average Total Compensation as reported in the Summary Compensation Table for the reported named officers in the indicated fiscal year.

[c] Represents the average aggregate change in the actuarial present value of the reported named officers accumulated benefit under all defined benefit and actuarial pension plans reported in the Summary Compensation Table for the indicated fiscal year.

[d] Represents the average sum of the actuarial present value of the reported named officers benefit under all defined benefit and actuarial pension plans attributable to services rendered during the indicated fiscal year, calculated using the same methodology as used in the Company's financial statements under generally accepted accounting principles.

[e] Represents the average aggregate grant date fair value of the option awards and stock awards granted to the reported named officers reported in the Summary Compensation Table during the indicated fiscal year, computed in accordance with the Company's methodology used for financial reporting purposes.

(f) Represents the average aggregate fair value as of the indicated fiscal year-end of the reported named officers outstanding and unvested option awards and stock awards granted during such fiscal year, computed in accordance with the Company's methodology used for financial reporting purposes.

(g) Represents the average aggregate change in fair value during the indicated fiscal year of the outstanding and unvested option awards and stock awards granted in prior fiscal years and held by the reported named officers as of the last day of the indicated fiscal year, computed in accordance with the Company's methodology used for financial reporting purposes.

(h) Represents the average aggregate change in fair value, measured from the prior fiscal year-end to the vesting date, of each option award and stock award held by the reported named officers that was granted in a prior fiscal year and which vested during the indicated fiscal year, computed in accordance with the Company's methodology used for financial reporting purposes.

(i) Represents the average aggregate value of dividends paid on outstanding and unvested stock awards held by the reported named officers during the indicated fiscal year.

(5) Pursuant to rules of the SEC, the comparison assumes $100 was invested on December 31, 2020 in our common stock. Historic stock price performance is not necessarily indicative of future stock price performance.

(6) The TSR Peer Group consists of the Standard & Poor's 500 Health Care Index, an independently prepared index that includes companies in the healthcare industry.

(7) Adjusted Diluted EPS is diluted earnings per common share from continuing operations excluding specified items, such as intangible amortization expense and various other costs including expenses related to restructuring actions or business acquisitions. As noted in the CD&A, for 2025, the Compensation Committee determined that Adjusted Diluted EPS continues to be viewed as a core driver of the Company's performance and shareholder value creation.

We believe the compensation paid, calculated in accordance with SEC disclosure rules, in each of the years reported above and over the five-year cumulative period are reflective of the Compensation Committee's emphasis on "pay-for-performance" as the compensation paid fluctuated year-over-year. However, these relationships are primarily due to the result of our stock performance and our varying levels of achievement against pre-established performance goals under our annual incentive plan and our LTI plan, including our TSR and Adjusted Diluted EPS performance. The section of the proxy statement captioned, "Compensation Discussion and Analysis—Basis for Compensation Decisions" describes in greater detail the Compensation Committee's emphasis on "pay-for-performance". The relationship between compensation paid and the pay of our NEOs is described below:

- *Relationship Between Compensation Paid to the PEO and Average Other Named Officers and the Company's Cumulative TSR* – In 2021, the compensation paid to Mr. Ford and the other named officers increased by 49% and 87%, respectively, compared to a TSR of 31%. In 2022, the compensation paid to Mr. Ford and the other named officers decreased by 82% and 86%, respectively, compared to a TSR of negative 21%. In 2023, the compensation paid to Mr. Ford and the other named officers increased by 156% and 96%, respectively, compared to a TSR of 2%. In 2024, the compensation paid to Mr. Ford and the other named officers increased by 20% and 36%, respectively, compared to a TSR of 5%. In 2025, the compensation paid to Mr. Ford increased by 8%, while compensation paid to the other named officers decreased by 1%, respectively, compared to a TSR of 13%.

- *Relationship Between Compensation Paid to the PEO and Average Other Named Officers and the Company's Net Income* – In 2021, the compensation paid to Mr. Ford and the other named officers increased by 49% and 87%, respectively, compared to a 57% increase in our net income. In 2022, the compensation paid to Mr. Ford and the other named officers decreased by 82% and 86%, respectively, compared to a 2.0% decrease in our net income. In 2023, the compensation paid to Mr. Ford and the other named officers increased by 156% and 96%, respectively, compared to a 17.5% decrease in our net income. In 2024, the compensation paid to Mr. Ford and the other named officers increased by 20% and 36%, respectively, compared to a 42% increase in our net income. In 2025, the compensation paid to Mr. Ford increased by 8%, while compensation paid to the other named officers decreased by 1%, respectively, compared to a 7% increase in our net income.

- *Relationship Between Compensation Paid to the PEO and Average Other Named Officers and the Company's Adjusted Diluted EPS Performance* – In 2021, the compensation paid to Mr. Ford and the other named officers increased by 49% and 87%, respectively, compared to a 43% increase in our Adjusted Diluted EPS, as calculated per footnote 7 above. In 2022, the compensation paid to Mr. Ford and the other named officers decreased by 82% and 86%, respectively, compared to a 2.5% increase in our Adjusted Diluted EPS, as calculated per footnote 7 above. In 2023, the compensation paid to Mr. Ford and the other named officers increased by 156% and 96%, respectively, compared to a 16.9% decrease in our Adjusted Diluted EPS, as calculated per footnote 7 above. In 2024, the compensation paid to Mr. Ford and the other named officers increased by 20% and 36%, respectively, compared to a 5.2% increase in our Adjusted Diluted EPS, as calculated per footnote 7 above. In 2025, the compensation paid to Mr. Ford increased by 8%, while compensation paid to the other named officers decreased by 1%, respectively, compared to a 10.3% increase in our Adjusted Diluted EPS, as calculated per footnote 7 above.

- *Relationship Between the Company's TSR and the Peer Group TSR* – The TSR for the peer group disclosed in footnote 6 of the table above increased by 0.7% in 2025, increased by 3% in 2024, increased by 2% in 2023, decreased by 2% in 2022 and increased by 26% in 2021, as compared to the Company's TSR which decreased by 12% in 2025, increased by 5% in 2024, increased by 2% in 2023, decreased by 21% in 2022 and increased by 31% during 2021.

Our compensation program is linked directly to our business strategy, to help focus participants on those activities that drive our business strategy and create value for shareholders.

The following list includes the most important performance measures used to link the compensation of our named officers for the most recently completed fiscal year to Company performance and business strategy. Please see page 26 of the CD&A for additional detail.

• Sales	• Gross Margin
• Diluted EPS	• Total Shareholder Return
• Return on Assets	• Return on Equity
• Free Cash Flow	• Division Margin

Ratification of Ernst & Young LLP as auditors

Abbott's By-Laws provide that the Audit Committee shall appoint annually a firm of independent registered public accountants to serve as auditors. In October 2025, the Audit Committee appointed Ernst & Young LLP to act as auditors for 2026. Ernst & Young LLP has served as Abbott's auditors since 2014.

Although the Audit Committee has sole authority to appoint auditors, it would like to know the opinion of the shareholders regarding its appointment of Ernst & Young LLP as auditors for 2026. For this reason, shareholders are being asked to ratify this appointment. If the shareholders do not ratify the appointment of Ernst & Young LLP as auditors for 2026, the Audit Committee will take that fact into consideration, but may, nevertheless, continue to retain Ernst & Young LLP.

The Board of Directors recommends a vote FOR ratification of the appointment of Ernst & Young LLP as auditors for 2026.

Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting and will be given the opportunity to make a statement if they desire to do so. They will also be available to respond to appropriate questions.

Audit fees and non-audit fees

The following table presents fees for professional audit services by Ernst & Young LLP for the audit of Abbott's annual financial statements for the years ended December 31, 2025 and December 31, 2024 and fees billed for other services rendered by Ernst & Young LLP during these periods.

	2025	**2024**
Audit fees:[1]	$ 31,856,000	$30,854,000
Audit related fees:[2]	1,664,000	1,574,000
Tax fees:[3]	5,767,000	6,241,000
All other fees:[4]	293,000	242,000
Total	$39,580,000	$ 38,911,000

[1] Audit fees include amounts billed or to be billed for professional services rendered for the audit of Abbott's annual financial statements, the review of Abbott's financial statements included in Abbott's quarterly reports, and the audits of Abbott's internal control over financial reporting, statutory and subsidiary audits, the review of documents filed with the Securities and Exchange Commission, and certain accounting consultations in connection with the audits.

[2] Audit related fees include audits of certain employee benefit plans' financial statements, assurance reports related to certain information technology systems, and other agreed upon procedures.

[3] Tax fees consist principally of professional services rendered for tax compliance and tax planning and advice including assistance with tax audits and appeals.

[4] All other fees include regulatory and technical education services, participation in industry surveys, benchmarking analyses, and a required compliance assessment associated with Abbott's hosting of certain health data.

Policy on Audit Committee pre-approval of audit and permissible non-audit services of the independent auditor

The Audit Committee has established policies and procedures to pre-approve all audit and permissible non-audit services performed by the independent auditor and its related affiliates.

Prior to engagement of the independent registered public accounting firm for the next year's audit, management will submit a schedule of all proposed services expected to be rendered during that year for each of four categories of services to the Audit Committee for approval.

Prior to engagement, the Audit Committee pre-approves these services by category of service. The fees are budgeted and the Audit Committee requires the independent registered public accounting firm and management to report actual fees versus the budget periodically by category of service. During the year, circumstances may arise when it may become necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval. In those instances, the Audit Committee requires specific pre-approval before engaging the independent registered public accounting firm.

The Audit Committee may delegate pre-approval authority to one or more of its members. The member to whom such authority is delegated must report any pre-approval decisions to the Audit Committee at its next scheduled meeting.

Report of the Audit Committee

Management is responsible for Abbott's internal controls and the financial reporting process. The independent registered public accounting firm is responsible for performing an audit of the consolidated financial statements and expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States of America, as well as expressing an opinion on the effectiveness of internal control over financial reporting. The Audit Committee reviews these processes on behalf of the Board of Directors. In this context, the Audit Committee has reviewed and discussed the audited financial statements contained in the 2025 Annual Report on Form 10-K with Abbott's management and its independent registered public accounting firm.

The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the Securities and Exchange Commission.

The Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm the firm's independence. The Audit Committee has also considered whether the provision of the services described on page 75 under the caption "Audit fees and non-audit fees" is compatible with maintaining the independence of the independent registered public accounting firm.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in Abbott's Annual Report on Form 10-K for the year ended December 31, 2025 filed with the Securities and Exchange Commission.

Audit Committee

N. McKinstry, Chair
C. Babineaux-Fontenot
P. Gonzalez
M. A. Kumbier
J. G. Stratton



Item
3

Say on pay—An advisory vote on the approval of executive compensation

Shareholders are being asked to approve the compensation of Abbott's named officers, as disclosed under Securities and Exchange Commission rules, including the Compensation Discussion and Analysis, the compensation tables, and related material included in this proxy statement.

Abbott's strong, sustainable performance has resulted in total shareholder return (TSR) significantly exceeding the peer group median on a one-year, three-year and five-year basis.

In 2025, Abbott's one-year total shareholder return (TSR) was 13%, delivering shareholder returns exceeding the 7% peer group median.

On a three-year and five-year basis, our TSR performance was 21% and 25%, respectively, performing above the peer group medians of 6% and 17%.

Relative to our peers, on a one-year basis our TSR performance placed us at the 63rd percentile. On a three-year and five-year basis our TSR performance placed us at the 68th and 58th percentile, respectively. These consistent top-tier returns are driven by strong execution, an effective governance structure, and the strength of our diversified business model with leadership positions in some of the largest and fastest-growing markets in healthcare and innovative product portfolios across our businesses.



1-Year Total Shareholder Return
13%
7%
Abbott
Peer Median
3-Year Total Shareholder Return
21%
6%
Abbott
Peer Median
5-Year Total Shareholder Return
25%
17%
Abbott
Peer Median

In addition to delivering significant shareholder returns, Abbott continued to take important steps to position the Company for long-term, sustainable growth.



Robust innovation pipeline

- Steady cadence of important product approvals across our businesses that will be significant contributors to growth in the coming years.



Investing for future growth

- Increased manufacturing scale and capabilities across several important products, including a larger footprint in the U.S.



Shareholder returns

- Returned $5 billion to shareholders in 2025 and announced a 6.8% increase to our dividend for 2026, marking our 54th consecutive year of dividend increases.

Our compensation program is market-based and produces outcomes that directly link to both Company and officer performance. The vast majority of compensation for our executive officers is performance-based and objectively determined. Long Term Incentives (LTI), which comprise the largest percentage of compensation for our executive officers, are directly linked to shareholder returns. Our annual incentive plan links officer compensation to the metrics which ensure financial success for the short-term and position the Company for growth in the future as well.

The Compensation Committee, with the counsel of its independent consultant, concluded that the compensation reported herein was earned and appropriate. The specific details of the executive compensation program and compensation paid to the named executive officers are described on pages 26 through 74 of this proxy statement.

While this vote is advisory and non-binding, the Board of Directors and Compensation Committee value the opinion of the shareholders and will review the voting results and take into account the results and our ongoing dialogue with shareholders when future compensation decisions are made.

Accordingly, the Board of Directors recommends that you vote FOR the approval of the named officers' compensation.

Approval of the Abbott Laboratories 2026 Incentive Stock Program

The Board of Directors has adopted, subject to shareholder approval, the Abbott Laboratories 2026 Incentive Stock Program (the "Plan"). A copy of the Plan is attached to this proxy statement as Exhibit A.

The Board of Directors recommends a vote FOR the approval of the Plan.

Why shareholders should approve the plan

- **Additional shares are needed.** Abbott's current equity program is set to expire in 2027. If shareholders do not approve the Plan and Abbott cannot grant equity awards, Abbott will be placed at a competitive disadvantage, making it difficult to attract, retain, and motivate its employees, officers, and non-employee directors.

  In a typical year, over 99% of grants awarded are extended to employees other than executive officers. The Plan is expected to benefit approximately 15,000 employees in 70+ countries around the world.

- **Equity awards are an important component of Abbott's compensation program.** The Plan will enable Abbott to attract and retain the services of employees, officers, and non-employee directors.

- **Equity incentives align the interests of our employees, officers and non-employee directors with those of other shareholders**. Abbott believes that equity incentives motivate recipients to focus on growth in shareholder value.

Upon shareholder approval, the Plan will replace the 2017 Incentive Stock Program, as amended (the "Prior Plan"). No further awards will be granted under the Prior Plan, and any shares remaining available for grant will be retired and not transferred to the Plan. If the Plan is not approved by shareholders, then the Plan will not become effective and the Prior Plan will continue in full force and effect. Additionally, the Plan share reserve will be reduced by the number of shares subject to awards granted under the Prior Plan between March 1, 2026 and April 24, 2026 (the date of the Annual Shareholder Meeting), with each Full Value Award share being counted as three shares against the Prior Plan's share reserve.

An aggregate of 140,000,000 shares initially will be available for issuance under the Plan. This number was determined based on analysis of various factors, including the average share usage rate ("burn rate"), potential dilution, industry plan cost standards, and anticipated equity compensation needs. In 2023, 2024, and 2025, the Prior Plan's burn rate was 0.4 percent, calculated as of December 31, 2025 (without adjustment for Full Value Awards), as follows:

$$\frac{\text{The Aggregate Number of Shares Subject to Awards Granted during the Year}}{\text{Weighted Average Number of Shares Outstanding during the Year}}$$

A "Full Value Award" is any award settled in shares, other than an option or stock appreciation right.

The potential dilution to current shareholders that could result from the future issuance of shares available under the Plan, in addition to shares subject to awards outstanding under the Prior Plan, would be approximately 9.0 percent, calculated as follows:

$$\frac{\text{New Shares Requested + Shares Subject to Outstanding Awards}}{\text{New Shares Requested + Shares Subject to Outstanding Awards + Total Common Shares Outstanding}}$$

Based on these factors and Abbott's current grant practices, the shares requested for use under the Plan are expected to meet Abbott's equity grant needs for approximately 4-5 years. The shares reserved may, however, last for a shorter or longer period of time depending on currently unknown factors, such as the number of grant recipients, future grant practices, and Abbott's share price.

Status of the prior plan

As of March 1, 2026, there were 33,533,747 common shares subject to outstanding awards granted under the Prior Plan, including 23,222,237 options with a weighted average exercise price of $95.19 and a weighted average remaining term of 4.98 years and 10,311,510 Full Value Awards. As of March 1, 2026, 37,038,155 shares remained available for grant under the Prior Plan. Each Full Value Award share was counted as three shares against the Prior Plan's share reserve.

As of March 1, 2026, Abbott had 1,741,657,324 total common shares outstanding. The terms and conditions of outstanding awards under the Prior Plan will not be affected by the approval of the Plan, and the Prior Plan will remain in effect with respect to awards which have already been granted.

As noted above, upon shareholder approval of the Plan, no further awards will be granted under the Prior Plan and any shares remaining available under the Prior Plan will be retired and not transferred to the Plan; provided, that shares under outstanding Prior Plan awards that are not issued due to forfeiture, expiration, cancellation, or cash settlement and shares withheld to satisfy tax withholding obligations under Prior Plan Full Value Awards will become available for issuance under the Plan.

Key plan features

The Plan is intended to reinforce the alignment between employees' and non-employee directors' interests and shareholders' interests, and purposefully excludes features that could misalign those interests. Accordingly, the Plan and current award agreements:

- Require one-year minimum vesting for all awards (with 5% exception allowed)
- Vest executive officer awards under double-trigger Change in Control circumstances
- Count each Full Value Award share as three shares against the Plan's share reserve
- Limit grants to any individual participant in a calendar year
- Authorize the recoupment of awards under Abbott recoupment policies
- Prohibit repricing of underwater stock options or stock appreciation rights without shareholder approval, other than in the case of adjustment for corporate transactions
- Do not have evergreen share pool provisions
- Do not have a replacement option feature
- Do not provide tax gross-ups to officers or non-employee directors

Plan summary

This summary of the Plan's principal features is qualified in its entirety by reference to the Plan, which is attached to this proxy statement as Exhibit A.

The purpose of the Plan is to attract and retain outstanding employees, officers, and non-employee directors of Abbott and its subsidiaries and to motivate such individuals by providing opportunities to acquire Abbott common shares or to receive payments based on the value of such shares or on the financial performance of Abbott, or both, on advantageous terms and to further align such persons' interests with those of Abbott's other shareholders. To enable Abbott to accomplish this, the Plan authorizes the grant of several different forms of benefits including nonqualified stock options, restricted stock awards, restricted stock units, performance awards, and other share-based awards ("Benefits" or "awards").

Shares reserved

The Plan authorizes the grant of awards with respect to an aggregate of 140 million common shares, plus the number of shares that cease to be subject to awards under the Prior Plan (for example, awards that expire unexercised or that are forfeited); and less the number of shares subject to awards granted under the Prior Plan between March 1, 2026 and April 24, 2026 (the date of the Annual Shareholder Meeting), with each Full Value Award share being counted as three shares against the Prior Plan's share reserve; subject in each case to adjustments as provided below. Each share subject to a Full Value Award under the Plan shall be counted as three shares for every one share actually issued in connection with the award.

On December 31, 2025, the closing price of an Abbott common share on the New York Stock Exchange was $125.29. The common shares covered by the Plan may be either authorized but unissued shares or shares that have been or may be reacquired by Abbott in the open market, in private transactions, or otherwise.

If there is a lapse, expiration, termination, forfeiture, cancellation, or cash settlement of any Benefit granted under the Plan or the Prior Plan without the issuance of shares, the shares that had been subject to that Benefit may be used for the grant of new Benefits under the Plan. Any common shares withheld by Abbott to satisfy minimum statutory tax withholding obligations arising in connection with a Full Value Award granted under the Plan or the Prior Plan may be used for the grant of new Benefits.

Common shares that are issued under any Benefit and thereafter reacquired by Abbott pursuant to rights reserved upon the issuance of the shares or pursuant to the payment of the exercise price under stock options by delivery of other Abbott common shares, common shares under options or stock-settled stock appreciation rights that are not issued upon the net exercise or net settlement of the option or stock appreciation right, and common shares that are exchanged by the grantee or withheld by Abbott to satisfy tax withholding requirements in connection with any Benefit other than a Full Value Award (whether granted under the Plan or the Prior Plan) will not be available for subsequent awards under the Plan. Benefits settled in cash will not reduce the number of common shares available for subsequent awards under the Plan.

Administration

The Plan provides that grants of Benefits and other determinations under the Plan will be made by the Compensation Committee of the Board of Directors or such other committee consisting entirely of persons who are "non-employee directors" as defined in Rule 16b3 of the Securities Exchange Act, as amended (the "Committee"), except that the Committee may delegate its authority to the extent consistent with applicable law and Securities and Exchange Commission rules, and except that the Chief Executive Officer may decide the terms of and grant Benefits under the Plan to eligible persons other than directors and executive officers of Abbott, which grants shall be reported to the Committee.

To the extent not inconsistent with the Plan's provisions, the Committee's powers will include the power to:

- administer the Plan;
- exercise all the power and authority either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan;
- grant Benefits;
- determine the persons to whom and the time or times at which Benefits will be granted;
- determine the type and number of Benefits to be granted and the terms and conditions relating to any Benefit;
- determine whether and to what extent, a Benefit may be settled, canceled, forfeited, accelerated, exchanged, deferred (in accordance with Section 409A, if applicable), or surrendered;
- make adjustments in the terms and conditions applicable to Benefits;
- construe and interpret the Plan and any Benefit;
- prescribe, amend, and rescind rules and regulations relating to the Plan;
- determine the terms and provisions of any Benefit agreement; and
- make all other determinations deemed necessary or advisable for the administration of the Plan.

All determinations of the Committee will be made by the vote of a majority of its members, which will constitute a quorum.

Eligibility

Directors and employees of Abbott and its subsidiaries (including the persons named in the Summary Compensation Table on page 55) selected by the Committee will be eligible to receive Benefits under the Plan. In addition, directors who are not employees of Abbott or its subsidiaries ("non-employee directors") are eligible to receive certain annual restricted stock unit awards and elect to defer their directors' fees as nonqualified stock options, as described in more detail below. As of December 31, 2025, approximately 115,000 persons, including 115,000 employees, 9 executive officers and 12 non-employee directors were eligible to receive awards under the Plan.

Duration

The Plan will continue in effect until the tenth anniversary of its approval by Abbott's shareholders, unless terminated earlier by the Board of Directors.

Adjustments

The Plan provides for equitable adjustment by the Committee in the event of certain corporate events such as a stock split, special dividend (in cash, shares or other property), merger, spinoff, or similar occurrence affecting the shares including, for example, adjustments to the number of shares reserved under the Plan, the number of shares covered by, or issuable pursuant to each outstanding Benefit, the exercise price or purchase price relating to any Benefit, the performance goals, and the individual and share limitations under the Plan.

No Repricing

The Plan prohibits repricing of stock options or stock appreciation rights other than in connection with an adjustment. Specifically, the Plan provides that without prior approval of shareholders, the Committee may not lower the exercise price or base price of an outstanding stock option or stock appreciation right nor grant any Benefit or provide cash in replacement of a canceled stock option or stock appreciation right which had been granted at a higher exercise price or base price.

Minimum Vesting Requirements

Except with respect to five percent of the number of shares available for grant as of the effective date of the Plan, the Plan requires a minimum one-year vesting period for all awards granted under the Plan, other than in connection with an adjustment. The Committee has discretion to accelerate the vesting of awards, provided that such acceleration does not cause an award subject to a one-year minimum vesting period to vest prior to one year from grant, other than upon a "Change in Control" of Abbott (as defined in the Plan), or upon a participant's termination, death or disability. (See the section captioned "Other Share-Based Awards and Recognition Awards" below for details regarding additional limits on the grant of vested share awards).

Options

The Plan provides that the exercise price of any stock option will be at least 100 percent of the fair market value of the common shares on the grant date of the option, except in connection with an adjustment. The Committee may provide for the payment of the exercise price in cash, by delivery of other Abbott common shares having a market value equal to the purchase price of such shares, including by withholding of shares that would otherwise be distributed to the grantee upon exercise, through an open-market broker-assisted transaction, or by any other method approved by the Committee.

No dividend equivalents will be payable with respect to options, and no option may be granted with a term in excess of ten years from the date of grant. The Plan contains special rules covering the time of exercise in case of retirement, death, disability, or other termination of employment.

Restricted Stock Awards and Restricted Stock Units

Restricted stock awards consist of common shares transferred to participants, without payment, as additional compensation for their services to Abbott or one of its subsidiaries. Restricted stock units consist of a contractual right of the participant to receive common shares, or cash equal in value to those shares, in the future, without payment, as additional compensation for their services to Abbott or one of its subsidiaries. Restricted stock awards and restricted stock units awarded under the Plan will be subject to such terms and conditions as the Committee determines are appropriate, including without limitation, restrictions on the sale or other disposition of such shares.

Performance Awards

The Plan permits the grant of up to 500,000 performance awards in the form of restricted stock, restricted stock units and other share-based awards to any one participant, in aggregate, in any one calendar year. The goals established by the Committee may be based on any one or a combination of performance metrics, including earnings per share, return on equity, return on assets, return on net assets, return on investment, total shareholder return, net operating income, cash flow, increase in revenue, economic value added, increase in share price or cash flow return on investment, and may be applied to the performance of Abbott, a subsidiary, or a division or strategic business unit of Abbott, or may be applied to Abbott performance relative to a market index, a group of other companies or a combination thereof, all as determined by the Committee. The performance goals may include a threshold level of performance below which no payment will be made (or no vesting will occur), levels of performance at which specified payments will be made (or specified vesting will occur), and a maximum level of performance above which no additional payment will be made (or at which full vesting will occur).

Other Share-Based Awards and Recognition Awards

The Committee may grant other share-based awards, stock appreciation rights and other awards based on the value of Abbott common shares, subject to such terms and conditions as the Committee determines are appropriate; provided, that no dividend equivalents will be payable with respect to stock appreciation rights. The Committee may provide the right to vote and receive dividends on restricted stock and dividend equivalents on restricted stock units granted under the Plan. Unless otherwise provided, any dividends or dividend equivalents received, including in connection with a stock split of the common shares underlying an award, generally will be subject to the same restrictions as the common shares underlying the award and any dividend equivalents are included in the participant's ordinary income and deducted by the Company upon payment. The Plan provides that the base price of any stock appreciation right will be at least equal to the fair market value of the common shares on the date of grant of the stock appreciation right, except in connection with an adjustment, and that a stock appreciation right may not be granted with a term in excess of ten years from the date of grant. The Committee may grant no more than one thousand vested common shares to any one individual in any one calendar year, as a "recognition award".

Foreign Benefits

The Committee may grant Benefits to participants who reside in foreign jurisdictions, subject to such terms and conditions as the Committee determines are appropriate. The Committee may amend or vary the terms of the Plan in order to conform such terms with the requirements of each jurisdiction where a subsidiary is located as it considers necessary or desirable to take into account or to mitigate the burden of taxation and social security contributions for participants and/or the subsidiary, or amend or vary the terms of the Plan in a jurisdiction where the subsidiary is located as it considers necessary or desirable to meet the objectives of the Plan. The Committee may establish one or more sub-plans for these purposes. The Committee may establish administrative rules and procedures to facilitate the operation of the Plan in such jurisdictions. To the extent permitted under applicable law, the Committee, which may delegate its authority and responsibilities regarding Foreign Benefits to one or more officers of Abbott, has delegated its authority and responsibilities with respect to the administration of Benefits granted to participants who reside in foreign jurisdictions to the Executive Vice President of Human Resources.

Nonqualified Stock Options to Non-Employee Directors

The Plan permits each non-employee director to elect to receive any or all of his or her directors' fees earned under Abbott's Non-Employee Directors' Fee Plan in the form of nonqualified stock options, provided that such election is made by December 31 of the year preceding the period in which the fees are earned. The fees covered by any such election will be converted to stock options based on a reasonable valuation method. Each nonqualified stock option due to a director under this Plan will be granted annually, on the date of the annual shareholders meeting, will be immediately exercisable and non-forfeitable and will not be exercisable after the tenth anniversary of the date of grant.

Annual Restricted Stock Units to Non-Employee Directors

The Plan also provides that restricted stock units will automatically be awarded to each person elected a director of Abbott at the annual shareholders meeting who is not also an employee of Abbott or its subsidiaries. The awards will be made on the date the person is elected as a director, and each award will cover a number of common shares set by the Board in its sole discretion, upon recommendation by the Committee; provided that the fair market value of shares on the grant date of awards will not exceed $500,000 in any calendar year. The shares covered by the awards will be fully vested on the award date. The non-employee director receiving the restricted stock units will be entitled to receive one common share for each restricted stock unit upon the earliest of the date the director experiences a "separation from service" (within the meaning of Code Section 409A), the date the director dies or the date of a Change in Control that also qualifies as a "change in control event" within the meaning of Code Section 409A.

Change in Control

Unless assumed or otherwise provided in an award agreement (including award agreements with executive officers), upon the occurrence of a Change in Control of Abbott, the Plan provides that: (i) stock options will become fully vested and exercisable; (ii) terms and conditions of restricted stock awards and restricted stock units will be deemed to be satisfied, and all restrictions will lapse; (iii) other share-based awards will become fully vested and stock appreciation rights will become fully vested and exercisable; and (iv) performance awards will be deemed to have been earned at the greater of target performance or actual performance and immediately payable. The Plan's award agreements for Abbott's executive officers provide for accelerated vesting of any assumed Benefits in connection with a Change in Control only in double-trigger circumstances.

Tax Withholding

The Committee may permit or require a participant to pay all or a portion of the federal, state and local taxes (in U.S. or non-U.S. jurisdictions), including social security and Medicare withholding tax, arising in connection with the receipt or exercise of any Benefit, by having Abbott withhold shares or by delivering shares received in connection with the Benefit or previously acquired, having a fair market value approximating the amount to be withheld, by having Abbott or a subsidiary withhold from any cash compensation payable to the participant or sell shares issued pursuant to a Benefit and withhold from the proceeds, or by having the participant repay Abbott for taxes paid on the participant's behalf, or by any other method deemed acceptable by the Committee and in compliance with applicable law.

Nontransferability

Except as provided by the Committee, Benefits granted under the Plan will be exercisable only by the holder during the holder's lifetime; provided, however, that such Benefits will be transferable by will or by the laws of descent and distribution.

Amendment and Termination

The Plan may be amended from time to time or terminated by the Board of Directors. In the absence of shareholder approval, however, no such amendment may increase the aggregate number of shares available for Benefits, extend the term of the Plan, or change or add a category or categories of individuals who are eligible to participate in the Plan. In addition, without the written consent of the holder, no amendment or termination of the Plan may materially and adversely modify the holder's rights under the terms and conditions of an outstanding Benefit, except that the Plan may be amended for purposes of granting Benefits to employees in foreign jurisdictions (as described above under "Foreign Benefits") or as needed to comply with any tax or regulatory requirement, as determined by the Board of Directors or the Committee. Without limiting the foregoing, the Plan provides that the Plan or any Benefit may be amended without the consent of the holder to comply with or qualify for exemption from Code Section 409A and, to the extent permitted by Section 409A, the maximum term of a stock option or stock appreciation right may be extended as necessary to allow for exercise of such award following a period during which exercise was prohibited by applicable law.

New Plan Benefits

Future awards of Benefits under the Plan will be determined by the Committee and may vary from year to year and from participant to participant. Future awards under the Plan are generally not determinable at this time because the awards are discretionary and/or depend on the value of Abbott's common shares at the time that grants are determined. In addition, as discussed above, under the Plan, each non-employee director who is elected to the Board of Directors at the annual shareholder meeting receives an award of a number of restricted stock units covering the number of common shares having a fair market value on the date of the grant not exceeding $500,000. Had the Plan been in effect in 2025 and the Board of Directors approved awards at the maximum level permitted under the Plan, each eligible non-employee director would have received 3,894 restricted stock units. The Plan also permits each non-employee director to elect to receive any or all of his or her directors' fees earned under Abbott's Non-Employee Directors' Fee Plan in the form of nonqualified stock options. In 2025, if this election had been made with respect to the full amount of directors' fees earned by each non-employee director, then the following options would have been received: Audit Committee Chairman, options covering 4,666 shares; Compensation Committee Chairman, options covering 4,516 shares; Nominations and Governance Committee Chairman, options covering 4,417 shares; Public Policy Committee Chairman, options covering 4,417 shares; other committee chairs, options covering 4,217 shares; other Audit Committee members, options covering 3,948 shares; the lead director, options covering 4,965 shares; and other non-employee directors, options covering 3,769 shares.

Federal income tax consequences

The following discussion is a brief summary of the principal United States federal income tax consequences of the Plan for a participant who is a U.S. tax resident under the provisions of the Code currently in effect. The Internal Revenue Code and its regulations are subject to change. This summary is not intended to be exhaustive and does not describe, among other things, state, local or foreign income and other tax consequences. The specific tax consequences to a participant will depend upon that participant's individual circumstances.

Options and Stock Appreciation Rights

Under existing law and regulations, the grant of nonqualified stock options and stock appreciation rights will not result in income taxable to the employee or director or provide a deduction to Abbott. However, the exercise of a nonqualified stock option or stock appreciation right results in taxable income to the holder, and Abbott may be entitled to a corresponding tax deduction, subject to the limits of Code Section 162(m). At the time of the exercise of a nonqualified stock option, the participant will be taxed at ordinary income tax rates on the excess of the fair market value of the shares purchased over the option's exercise price. At the time of the exercise of a stock appreciation right, the participant will be taxed at ordinary income tax rates on the amount of the cash, or the fair market value of the shares, received by the employee upon exercise.

Restricted Stock Awards

A participant in the Plan who is granted a restricted stock award will not be taxed upon the acquisition of such shares so long as the interest in such shares is subject to a "substantial risk of forfeiture" within the meaning of Code Section 83. Upon lapse or release of the restrictions, the recipient will be taxed at ordinary income tax rates on an amount equal to the then current fair market value of the shares. Any such awards that are not subject to a substantial risk of forfeiture will be taxed at the time of grant. Abbott may be entitled to a corresponding tax deduction when the value of the award is included in the recipient's taxable income, subject to the limits of Code Section 162(m). The basis of restricted shares held after lapse or termination of restrictions will be equal to their fair market value on the date of lapse or termination of restrictions, and upon subsequent disposition any further gain or loss will be a long-term or short-term capital gain or loss, depending upon the length of time the shares are held. A recipient of a restricted stock award may elect to be taxed at ordinary income tax rates on the full fair market value of the restricted shares at the time of grant. If this election is made, the basis of the shares acquired will be equal to the fair market value at the time of grant, no tax will be payable upon the subsequent lapse or release of the restrictions, and any gain or loss upon disposition will be a capital gain or loss.

Restricted Stock Units

An employee or non-employee director who is granted a restricted stock unit will not be taxed upon the grant of the award. Upon receipt of payment of cash or common shares pursuant to a restricted stock unit, the employee or non-employee director will realize ordinary income in an amount equal to any cash received and the fair market value of any common shares received. Subject to the limits of Code Section 162(m), Abbott may be entitled to an income tax deduction equal to the amount of ordinary income recognized by the employee or non-employee director.

Performance Awards

A recipient of a performance award will generally realize ordinary income at the time common shares are transferred or cash is paid to the grantee with respect to such award. Abbott may be entitled to a corresponding tax deduction equal to the ordinary income recognized by the participant, subject to the limits of Code Section 162(m).

Section 409A

Section 409A of the Code imposes certain requirements on nonqualified deferred compensation arrangements. These include requirements on an individual's election to defer compensation and the individual's selection of the timing and form of distribution of the deferred compensation. Section 409A also generally provides that distributions must be made on or following the occurrence of certain events (such as the individual's separation from service, a predetermined date, or the individual's death). Section 409A imposes restrictions on an individual's ability to change his or her distribution timing or form after the compensation has been deferred. For certain individuals who are officers, Section 409A requires that such individual's distribution commence no earlier than six months after such officer's separation from service. Certain awards under the Plan may be designed to be subject to the requirements of Section 409A in form and in operation. For example, restricted stock units that provide for a settlement date following the vesting date may be subject to Section 409A. If an award under the Plan is subject to and fails to satisfy the requirements of Section 409A, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Section 409A fails to comply with the requirements of Section 409A, Section 409A imposes an additional 20 percent federal penalty tax on compensation recognized as ordinary income, as well as interest on such deferred compensation.

The Board of Directors recommends a vote FOR the approval of the Abbott Laboratories 2026 Incentive Stock Program.

Approval of the Abbott Laboratories 2026 Employee Stock Purchase Plan for Non-U.S. Employees

The Board of Directors has adopted, subject to shareholder approval, the Abbott Laboratories 2026 Employee Stock Purchase Plan for Non-U.S. Employees (the "ESPP"). The ESPP is an amendment and restatement of the Abbott Laboratories 2017 Employee Stock Purchase Plan for Non-U.S. Employees (the "2017 ESPP"), under which an aggregate of 15,000,000 Abbott common shares have been reserved for issuance, which includes an increase of 8,617,687 over the number of shares authorized but not yet issued under the 2017 ESPP, as of December 31, 2025, and with a term extending from August 1, 2026 through July 31, 2036. A copy of the ESPP is attached to this proxy statement as Exhibit B.

The Board of Directors recommends a vote FOR the approval of the ESPP.

ESPP Summary

The ESPP is a broad-based plan offering eligible employees the opportunity to acquire a stock ownership interest in Abbott, through periodic contributions applied towards the purchase of Abbott common shares at a discount from the then-current market price. Currently, the ESPP is offered in 62 countries. 100% of shares are issued to employees other than executive officers. The purpose of the Plan is to provide an opportunity for non-U.S. employees of certain Abbott subsidiaries to share in Abbott's growth.

This summary of the principal features of the ESPP is qualified in its entirety by reference to the ESPP, which is attached to this proxy statement as Exhibit B.

Administration

The ESPP provides that either the Compensation Committee or any other committee as the Board of Directors may designate from time to time (the "Administrator") will administer the ESPP. To the extent permitted under applicable law, the Administrator may delegate its authority and responsibilities under the ESPP to one or more Abbott officers at any time in its sole discretion.

The Administrator and, to the extent permitted under applicable law, its delegate(s), have full power and authority to promulgate any rules and regulations deemed necessary for the proper administration of the ESPP, to interpret the provisions and supervise the administration of the ESPP, to reconcile any inconsistency, correct any default and supply any omission in the terms of the ESPP and any instrument or agreement relating to the ESPP, to make factual determinations relevant to ESPP entitlements and to take all action in connection with administration of the ESPP as deemed necessary or advisable. Decisions of each of the Administrator and, where applicable, its delegate(s) will be final and binding upon all eligible employees who elect to participate in the ESPP. Abbott will pay all reasonable expenses incurred in the administration of the ESPP.

The Administrator may amend or vary the terms of the ESPP (other than the ten-year term), including through the adoption of one or more sub-plans, to: (i) conform such terms with the requirements of each jurisdiction where an Employer (as defined below) is located, (ii) take into account or mitigate or reduce the burden of taxation and social security contributions for participants and/or the Employer, or (iii) meet the goals and objectives of the ESPP.

Eligibility and Participation

Any individual who is an employee, as defined under the ESPP, of a participating Abbott subsidiary (each an "Employer"), is eligible to participate in the ESPP. However, the Administrator or, to the extent permitted by the Administrator and applicable law, an Employer, may prospectively condition participation by its employees upon a period of service with such Employer. Abbott's officers and non-employee directors are not eligible to participate in the ESPP. A participant's employment with an Employer will be deemed to be terminated on the day such entity ceases to be an Abbott subsidiary.

Eligible employees may join a purchase cycle prior to the start of that purchase cycle. The first purchase cycle under the amended and restated ESPP will commence on August 1, 2026 and end on January 31, 2027. As of December 31, 2025, Abbott estimates that approximately 65,000 employees are eligible to participate in the ESPP.

Securities Subject to the ESPP

An aggregate of 15 million Abbott common shares have been reserved for issuance under the ESPP, which includes the number of shares authorized but not yet issued under the 2017 ESPP, subject to adjustment as described below under "Adjustments." To the extent permitted under applicable stock exchange rules, shares may be purchased pursuant to a formula under certain sub-plans without regard to this limit.

The shares may be authorized but unissued shares, treasury shares, shares purchased on the open market, or a combination of each, as determined from time to time by the Administrator. If any purchase right granted under the ESPP expires or terminates for any reason without having been exercised in full, the unpurchased shares subject to that purchase right will become available under the ESPP.

If on any purchase date the number of shares otherwise purchasable by participants is greater than the number of shares then remaining available under the ESPP, the Administrator will allocate the available shares among the participants in such manner as it deems appropriate in its sole discretion.

Purchase Cycles and Purchase Dates

Abbott common shares will be offered under the ESPP through a series of purchase cycles. Unless otherwise determined by the Administrator, including with respect to a particular jurisdiction, subsidiary, or sub-plan, each purchase cycle will be six consecutive calendar months and subsequent purchase cycles will run consecutively after each preceding purchase cycle. Purchases will occur on the last business day of each purchase cycle. Except where prohibited by applicable law, the Administrator will have the power to make any changes without approval of the Board of Directors, and without regard to the expectations of any participants; provided, however, that Abbott and/ or the Employer must notify participants of any such change at least 30 days before such change becomes effective.

Purchase Price

The purchase price of the Abbott common shares acquired on each purchase date will be 85% of the lesser of (i) the closing selling price per share of Abbott common shares on the date such purchase cycle begins and (ii) the closing selling price per share of Abbott common shares on the last business day of such purchase cycle.

The closing selling price of Abbott common shares on any relevant date under the ESPP will be deemed to be equal to the closing selling price per share on such date as reported in the New York Stock Exchange Composite Transactions, or if no sale has been reported in the New York Stock Exchange Composite Transactions on that date, the closing price reported in the New York Stock Exchange Composite Transactions on the last preceding date on which there was a sale. On January 30, 2026, the closing selling price per common share determined on such basis was $109.30 per share.

Payroll Deductions/Contributions and Stock Purchases

Each participant may authorize periodic payroll deductions in any multiple of 1% to 10% (or such other maximum percentage that may be specified by the Administrator), in whole percentages only, of his or her eligible compensation. Where payroll deductions are prohibited under local law, the Administrator may permit participants to contribute to the ESPP by an alternative method of contribution, including personal checks or direct debits from personal bank accounts. Under procedures established by the Administrator, a participant's authorization and enrollment form will continue in effect from one purchase cycle to the next, unless the participant suspends his or her payroll deductions or contributions or discontinues his or her participation in the ESPP. The applicable exchange rate or conversion methodology for converting the payroll deductions or contributions of participants paid in non-U.S. currency into U.S. dollars, including the timing of the conversion, will be determined by the Administrator. Unless otherwise determined by the Administrator, each Employer will hold participant deductions or contributions until the end of the purchase cycle, then forward those amounts to Abbott for the purchase of common shares on the purchase date. For purposes of the ESPP, eligible compensation means the basic rate of cash remuneration of any employee as it appears on the books and records of such employee's Employer.

Unless a participant has previously ceased participation in the ESPP during a purchase cycle, a participant's purchase right will be automatically exercised on each purchase date to purchase that number of full Abbott common shares that the balance credited to such participant's account will entitle him or her to purchase. Any cash remaining in a participant's account after the purchase of Abbott common shares may be applied towards a notional interest in a fractional common share. Upon distribution of a participant's account, any fractional interest will be paid in cash.

Special Limitations

The ESPP imposes certain limitations upon a participant's right to acquire Abbott common shares, including that no participant may contribute more than the equivalent in local currency of $12,500 during any purchase cycle towards the purchase of Abbott common shares.

Discontinuance of Participation or Termination of Employment

The participant may discontinue participation in the ESPP during a purchase cycle and his or her accumulated payroll deductions will be refunded without interest (unless otherwise required under local law) as soon as administratively practicable. A participant who discontinues participation during a purchase cycle will be ineligible to participate in the ESPP until he or she re-enrolls in the ESPP for a subsequent purchase cycle in accordance with ESPP procedures.

If a participant terminates employment with his or her Employer for any reason prior to the expiration of a purchase cycle, then the participant's participation in the ESPP will immediately terminate and the amount credited to the participant's account will be refunded as soon as reasonably practicable.

Shareholder Rights

No participant will have any voting, dividend, or other shareholder rights with respect to Abbott common shares subject to any purchase right under the ESPP until the common shares have been purchased and delivered to the participant or into an account for the benefit of the participant as provided in the ESPP.

Adjustments

If after the grant of a purchase right, but prior to the purchase of Abbott common shares with respect to a particular purchase period, there is any increase or decrease in the number of outstanding Abbott common shares because of a stock split, stock dividend, combination or recapitalization, the Administrator in its sole discretion will make any substitution or adjustment as it deems appropriate with respect to: the maximum number and kind of Abbott common shares that may be issued under the ESPP, the purchase price per share of Abbott common shares, and any other limitations provided under the ESPP.

In the event Abbott effects one or more reorganizations, recapitalizations, spin-offs, split-ups, rights offerings or reductions of its outstanding common shares, the Administrator in its sole discretion may make any substitution or adjustment as it deems appropriate with respect to: the maximum number of Abbott common shares available under the ESPP, the purchase price per share of Abbott common shares covered by each outstanding purchase right, and any other limitations provided under the ESPP.

Assignability

No purchase rights will be assignable or transferable by the participant. Any attempted assignment, transfer, pledge or other disposition will be null and void and without effect.

Liquidation or Dissolution

In the event of the proposed liquidation or dissolution of Abbott, the purchase cycle then in progress will terminate immediately prior to the consummation of such proposed liquidation or dissolution, unless otherwise provided by the Administrator in its sole discretion, and all outstanding purchase rights will automatically terminate and the amounts of all payroll deductions will be refunded without interest (unless otherwise required under local law) to the participants as soon as reasonably practicable.

Change in Control

In the event of a proposed sale of all or substantially all of the assets of Abbott, or the merger or consolidation of Abbott with or into another entity, then in the sole discretion of the Administrator, (i) each purchase right will be assumed, or an equivalent purchase right will be substituted, by the successor corporation or parent or subsidiary of such successor corporation, or (ii) a new purchase date will be established by the Administrator on or before the date of the consummation of such merger, consolidation or sale, and all outstanding purchase rights will be automatically exercised on such new date.

Duration, Termination or Amendment of the ESPP

If the shareholders approve the 2026 ESPP, then it will be effective on August 1, 2026 and terminate on July 31, 2036, unless terminated earlier by the Board of Directors in its sole discretion. If shareholders do not approve the 2026 ESPP, then the requested increase in common shares and the extension of the ESPP's term will not become effective.

The Board of Directors may at any time amend the ESPP without shareholder approval; however, shareholder approval must be obtained if required by any applicable laws, stock exchange rules or regulations.

The Board may terminate or suspend the ESPP at any time in its sole discretion, including shortening and establishing a new purchase date for a purchase cycle in connection with a spin-off or other similar corporate event. The termination, suspension or amendment of the ESPP will not alter rights or obligations under any purchase right previously granted under the ESPP in any material adverse way without the consent of the affected participants, except as may be necessary or advisable to qualify for or comply with a tax or regulatory requirement.

Certain Income Tax Consequences

Abbott does not offer the ESPP to employees in the United States, so the issuance and exercise of purchase rights under the ESPP should generally not have any federal income tax consequences for Abbott or ESPP participants. However, depending on the tax rules of the foreign jurisdictions in which ESPP participants reside, there may be ordinary income to the participants at the time of their purchase of common shares under the ESPP. If the participant recognizes ordinary income in connection with his or her purchase of common shares under the ESPP, then the Employer may be entitled to a deduction in the same amount at the time such ordinary income is recognized.

In the event that Abbott or an Employer is required to withhold any applicable taxes with regard to any compensation or other income realized by a participant under the ESPP, then Abbott or such Employer may, as determined by the Administrator: (i) deduct the required amounts from any salary or other cash payment due to the participant; (ii) withhold from the proceeds of the sale of common shares acquired under the ESPP; (iii) withhold a sufficient number of common shares otherwise issuable to the participant following purchase; or (iv) implement any other method deemed acceptable and compliant with applicable law. If the amounts withheld or deducted are insufficient to satisfy the tax withholding obligations, the participant will be required to pay to Abbott or his or her Employer (or make other satisfactory arrangements for) the remaining amount of such taxes.

The ESPP is not intended to qualify under Section 423 of the Internal Revenue Code.

The foregoing is only a general summary of the effect of income taxation with respect to the purchase of shares under the ESPP and does not discuss U.S. federal income tax laws or the income tax laws of any municipality, state or foreign country.

New Plan Benefits

The benefits to be received by those Abbott employees who are eligible to participate in the amended ESPP are not determinable, since the amounts of future purchases by participants are based on elective participant contributions and also depend on the value of Abbott's common shares. No purchase rights have been granted, and no common shares have been issued, with respect to the share increase for which shareholder approval is sought under this Proposal.

Past Participation in the 2017 ESPP

The table below sets forth the number of common shares purchased by participating employees since the inception of the 2017 ESPP through December 31, 2025. Executive officers and non-employee directors of the Company (including nominees for election as director) and associates of such individuals, were not eligible to participate in the 2017 ESPP. No participating employee has purchased five percent or more of the total amount of common shares purchased under the 2017 ESPP.

Name and Position	Aggregate Number of Shares Purchased
Named Executive Officers	0
All current executive officers as a group	0
All current directors who are not executive officers as a group	0
All current and former employees, excluding current executive officers as a group	8,617,687

The Board of Directors recommends a vote "FOR" the approval of the Abbott Laboratories 2026 Employee Stock Purchase Plan for Non-U.S. Employees.

Equity compensation plan information

The following table presents information as of December 31, 2025 about our compensation plans under which Abbott common shares have been authorized for issuance.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders[1]	22,588,795	$ 90.0	57,308,530
Equity compensation plans not approved by security holders	—	—	—
Total[1]	22,588,795	$ 90.0	57,308,530

(1)(i) *Abbott Laboratories 2009 Incentive Stock Program.* Benefits under the Abbott Laboratories 2009 Incentive Stock Program (the "2009 Program") include non-qualified stock options, restricted stock, restricted stock units, performance awards, other share-based awards (including stock appreciation rights, dividend equivalents and recognition awards), awards to non-employee directors, and foreign benefits. The shares that remain available for issuance under the 2009 Program may be issued in connection with any one of these benefits and may be either authorized but unissued shares or treasury shares (except that restricted stock awards are satisfied from treasury shares).

If there is a lapse, expiration, termination, forfeiture or cancellation of any benefit granted under the 2009 Program without the issuance of shares or payment of cash thereunder, the shares subject to or reserved for that benefit, or so reacquired, may again be used for new stock options, rights, or awards of any type authorized under the Abbott Laboratories 2017 Incentive Stock Program (the "2017 Program"). If shares are issued under any benefit under the 2009 Program and thereafter are reacquired by Abbott pursuant to rights reserved upon their issuance, or pursuant to the payment of the purchase price of shares under stock options by delivery of other common shares of Abbott, the shares subject to or reserved for that benefit, or so reacquired, may not again be used for new stock options, rights, or awards of any type authorized under the 2009 Program.

In April 2017, the 2009 Program was replaced by the 2017 Program. No further awards will be granted under the 2009 Program.

(ii) *Abbott Laboratories 2017 Incentive Stock Program.* Benefits under the 2017 Program include non-qualified stock options, restricted stock, restricted stock units, performance awards, other share-based awards (including stock appreciation rights, dividend equivalents and recognition awards), awards to non-employee directors, and foreign benefits. The shares that remain available for issuance under the 2017 Program may be issued in connection with any one of these benefits and may be either authorized but unissued shares or treasury shares (except that restricted stock awards are satisfied from treasury shares).

If there is a lapse, expiration, termination, forfeiture or cancellation of any benefit granted under the 2017 Program without the issuance of shares or payment of cash thereunder, the shares subject to or reserved for that benefit, or so reacquired, may again be used for new stock options, rights, or awards of any type authorized under the 2017 Program. If shares are issued under any benefit under the 2017 Program and thereafter are reacquired by Abbott pursuant to rights reserved upon their issuance, or pursuant to the payment of the purchase price of shares under stock options by delivery of other common shares of Abbott, the shares subject to or reserved for that benefit, or so reacquired, may not again be used for new stock options, rights, or awards of any type authorized under the 2017 Program.

(iii) *Abbott* Laboratories *Employee Stock Purchase Plan for Non-U.S. Employees.* Eligible employees of participating non-U.S. affiliates of Abbott may participate in this plan. An eligible employee may authorize payroll deductions at the rate of 1% to 10% of eligible compensation (in multiples of one percent) subject to a limit of US $12,500 during any purchase cycle.

Purchase cycles are generally six months long and usually begin on August 1 and February 1. On the last day of each purchase cycle, Abbott uses participant contributions to acquire Abbott common shares. The shares may be either authorized but unissued shares, treasury shares, or shares acquired on the open market. The purchase price is typically 85% of the lower of the fair market value of the shares on the purchase date or on the first day of that purchase cycle. As the number of shares subject to outstanding options is indeterminable, columns (a) and (b) of the above table do not include information on the Employee Stock Purchase Plan. As of December 31, 2025, an aggregate of 6,382,313 common shares were available for future issuance under the Employee Stock Purchase Plan, including shares subject to purchase during the current purchase cycle.

In April 2017, the 2009 Employee Stock Purchase Plan for Non-U.S. Employees was amended and restated as the Abbott Laboratories 2017 Employee Stock Purchase Plan for Non-U.S. Employees.

If shareholders approve the Abbott Laboratories 2026 Incentive Stock Program and Abbott Laboratories 2026 Employee Stock Purchase Plan for Non-U.S. Employees (an amendment and restatement of the 2017 Employee Stock Purchase Plan for Non-U.S. Employees), then upon their becoming effective no further options or awards will be granted from any of the plans described in this "Equity Compensation Plan Information" section.

Because this table is as of December 31, 2025, it does not include equity awards granted by Abbott after such date or equity awards that will be assumed by Abbott upon the closing of Abbott's pending acquisition of Exact Sciences Corporation pursuant to the terms of the merger agreement. Abbott will not make future grants under the outstanding equity plans of Exact Sciences Corporation and the shares available for future grant under Exact Sciences Corporation's equity plans will terminate upon the closing of the transaction.

Additional information

Security ownership of executive officers and directors

The table below reflects the number of Abbott common shares beneficially owned as of January 31, 2026 by (i) each director nominee, (ii) the Chief Executive Officer, the Chief Financial Officer, and the other current and former executive officers listed in the Summary Compensation Table, and (iii) all directors and executive officers as a group. It also reflects the number of stock equivalent units held by non-employee directors under the Abbott Laboratories Non-Employee Directors' Fee Plan and restricted stock units held by non-employee directors.

Name	Shares Beneficially Owned[1][2]	Stock Options Exercisable Within 60 Days of January 31, 2025	Stock Equivalent Units
H. L. Allen	191,899	1,015,515	—
N. Ahuja	—	—	—
R. J. Alpern	40,798	—	10,409
C. Babineaux-Fontenot	5,317	—	—
S. E. Blount	34,058	—	—
P. P. Boudreau	50,980	191,141	—
L. D. Earnhardt	71,928	395,433	—
R. B. Ford	469,508	2,266,549	—
P. Gonzalez	6,919	—	5,208
M. A. Kumbier	15,714	—	—
D. W. McDew	10,392	—	—
N. McKinstry	38,724	83,133	—
M. G. O'Grady	5,317	12,749	—
M. F. Roman	8,478	—	5,882
D. G. Salvadori	132,233	942,525	—
C. J. Scoggins	63,621	350,239	—
D. J. Starks	6,729,075	17,929	—
J. G. Stratton	19,033	—	13,034
All directors and executive officers as a group[3]	7,952,728	5,161,403	34,533

[1] This column includes shares held in the officers' accounts in the Abbott Laboratories Stock Retirement Trust as follows: P. P. Boudreau, 364; and all executive officers as a group, 12,213. Each officer has shared voting power and sole investment power with respect to the shares held in his or her account.

[2] This column includes restricted stock units held by the non-employee directors and payable in stock upon their retirement from the Board as follows: R. J. Alpern, 40,798; C. Babineaux-Fontenot, 5,317; S. E. Blount, 34,058; P. Gonzalez, 6,919; M. A. Kumbier, 12,633; D. W. McDew, 10,392; N. McKinstry, 34,058; M. G. O'Grady, 5,317; M. F. Roman, 8,418; D. J. Starks, 19,015; J. G. Stratton, 15,578; and all directors as a group, 192,503.

[3] None of the directors or executive officers have pledged shares. No director or executive officer beneficially owns more than one percent of the outstanding shares of Abbott. The directors and executive officers as a group beneficially own less than one percent of the outstanding shares of Abbott.

Information concerning security ownership

The table below reports the most recently reported number of common shares beneficially owned by BlackRock, Inc. and The Vanguard Group (directly or through their subsidiaries), the only persons known to Abbott to beneficially own more than 5% of Abbott's outstanding common shares.

Name and Address of Beneficial Owner	Shares Beneficially Owned	Percent of Class
BlackRock, Inc.[1] 50 Hudson Yards New York, NY 10001	134,061,311	7.7%
The Vanguard Group[2] 100 Vanguard Blvd. Malvern, PA 19355	174,894,079	10.05%

[1] The information shown was provided by BlackRock, Inc. in a Schedule 13G/A it filed with the Securities and Exchange Commission on January 26, 2024. BlackRock reported that it has sole voting power over 120,538,358 of these shares and sole dispositive power over all of these shares.

[2] The information shown was provided by The Vanguard Group in a Schedule 13G/A it filed with the Securities and Exchange Commission on December 3, 2025. Vanguard reported that it has shared voting power over 10,372,669 of these shares, sole dispositive power over 158,240,243 of these shares, and shared dispositive power over 16,653,836 of these shares.

Delinquent Section 16(a) reports

Section 16(a) of the Exchange Act requires Abbott's directors and executive officers to file initial reports of their ownership of Abbott's equity securities and reports of changes in such ownership with the SEC. Abbott believes that during fiscal year 2025, all required reports under Section 16(a) were filed on a timely basis, other than a late Form 3 filing for Dr. Nita Ahuja, which was filed one business day late due to delays in obtaining her EDGAR filing codes.

Approval process for related person transactions

It is Abbott's policy that the Nominations and Governance Committee oversee, review, and approve any transaction in which Abbott participates and in which any related person has a direct or indirect material interest if such transaction involves or is expected to involve payments of $120,000 or more in the aggregate per fiscal year. Related person transactions requiring review by the Nominations and Governance Committee pursuant to this policy are identified in:

- Questionnaires annually distributed to Abbott's directors and officers,
- Certifications submitted annually by Abbott officers related to their compliance with Abbott's Code of Business Conduct, or
- Communications made directly by the related person to the Chief Financial Officer or General Counsel.

In determining whether to approve a related person transaction, the Nominations and Governance Committee will consider the following items, among others:

- The related person's relationship to Abbott and interest in the transaction,
- The material facts of the transaction, including the aggregate value of such transaction or, in the case of indebtedness, the amount of principal involved,
- The benefits to Abbott of the transaction,
- If applicable, the availability of other sources of comparable products or services,

- An assessment of whether the transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally,
- Whether a transaction has the potential to impair director independence, and
- Whether the transaction constitutes a conflict of interest.

This process is included in the Nominations and Governance Committee's written charter, which is available in the corporate governance section of Abbott's investor relations website (**www.abbottinvestor.com**). During 2025, the son-in-law of one of Abbott's directors, Sally E. Blount, Ph.D., was employed by Abbott, and his total compensation exceeded the foregoing threshold.

Other matters

In accordance with Abbott's articles of incorporation, Abbott has advanced defense costs on behalf of the Board of Directors and certain officers and employees in connection with a derivative action regarding Abbott's manufacturing of certain infant powder formula products.

Date for receipt of shareholder proposals for the 2027 Annual Meeting proxy statement

Shareholder proposals for presentation at the 2027 Annual Meeting must be received by Abbott no later than November 13, 2026 and must otherwise comply with the applicable requirements of the Securities and Exchange Commission to be considered for inclusion in the proxy statement and proxy for the 2027 meeting.

Procedure for recommendation and nomination of directors and transaction of business at Annual Meeting

Proxy Access: A shareholder, or a group of up to 20 shareholders, owning continuously for at least three years Abbott common shares representing an aggregate of at least 3% of the voting power entitled to vote in the election of directors, may nominate and have included in Abbott's proxy materials director nominees constituting up to 20% of the Board, provided that the shareholder(s) and the nominee(s) satisfy the requirements in Abbott's By-Laws.

Nominating shareholders are permitted to include in Abbott's proxy statement a 500-word statement in support of their nominee(s). Abbott may omit any information or statement that it, in good faith, believes is materially false or misleading, omits to state a material fact, or would violate any applicable law or regulation.

Other Nominations of Directors or Proposals to Transact Business: A shareholder may also recommend persons as potential nominees for director by submitting the names of such persons in writing to the Chair of the Nominations and Governance Committee or the Secretary of Abbott. Recommendations should be accompanied by a statement of qualifications and confirmation of the person's willingness to serve. A nominee who is recommended by a shareholder following these procedures will receive the same consideration as other comparably qualified nominees.

A shareholder entitled to vote for the election of directors at an Annual Meeting and who is a shareholder of record at the time of the giving of notice provided for under Article II of Abbott's By-Laws, through the date of the Annual Meeting, may directly nominate persons for director, or make proposals of other business to be brought before the Annual Meeting, by providing proper timely written notice to the Secretary of Abbott.

Notice Requirements: The notice submitted by a shareholder must include certain information required by Article II of Abbott's By-Laws, including information about the shareholder, any person directly or indirectly controlling, controlled by or under common control with such shareholder, any beneficial owner of Abbott shares owned of record by such shareholder, certain other associated persons, their respective affiliates or associates, others acting in concert with them or participants with respect to any proposed business or nominations, and any proposed director nominee.

For each matter the shareholder proposes to bring before the Annual Meeting, the notice must also include a brief description of the business to be discussed, the reasons for conducting such business at the Annual Meeting, and certain other information specified in the By-Laws. In addition, in the case of a director nomination, including through proxy access, the notice must include a written questionnaire with respect to the background and qualifications of the proposed nominee, a written representation and agreement of the proposed nominee addressing matters specified in the By-Laws, and certain other information specified in the By-Laws.

To be timely, written notice either to directly nominate persons for director, including through proxy access, or to bring business properly before the Annual Meeting must be received at Abbott's principal executive offices not later than the close of business on the ninetieth day, or earlier than the one hundred twentieth day, prior to the anniversary date of the preceding Annual Meeting. If the Annual Meeting is called for a date that is more than thirty days prior to or more than sixty days after such anniversary date, notice by the shareholder must be received not earlier than the one hundred twentieth day prior to such Annual Meeting and not later than the close of business on the later of (i) the ninetieth day prior to such Annual Meeting and (ii) the tenth day following the day on which public announcement was made. To be timely for the 2027 Annual Meeting, this written notice must be received by Abbott no later than the close of business on January 24, 2027.

In addition, the notice must be updated and supplemented, if necessary, so that the information provided or required to be provided is true and correct (i) as of the record date for the Annual Meeting and (ii) as of the date that is ten business days prior to the meeting. Any such update or supplement must be received by the Secretary of Abbott at Abbott's principal executive offices (A) not later than the close of business five business days after the record date for determining the shareholders entitled to receive notice of such meeting (in the case of an update required to be made under clause (i) of the foregoing sentence) and (B) not later than the close of business seven business days prior to the date of the Annual Meeting or, if practicable, any postponement, rescheduling or adjournment thereof (and, if not practicable, on the first practicable date prior to the date to which the Annual Meeting has been postponed, rescheduled or adjourned) (in the case of an update required to be made pursuant to clause (ii) of the foregoing sentence)), and must also meet the other requirements set forth in the By-Laws.

In addition to satisfying the foregoing requirements under Abbott's By-Laws, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than Abbott's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Securities Exchange Act of 1934, as amended. For the purposes of Rule 14a-19, the Board's role in terms of including a shareholder nominee on the proxy card is to ensure the shareholder nominee is eligible based on the requirements specified in the By-Laws, not the nominee's suitability to serve on the Board.

General

It is important that proxies be returned promptly. Shareholders are urged, regardless of the number of shares owned, to vote their shares. Most of Abbott's shareholders may vote their shares by telephone or using the Internet. Shareholders who wish to vote by mail should sign and return their proxy card in the enclosed business reply envelope. Shareholders who vote by telephone or the Internet do not need to return their proxy card.

The 2026 Annual Meeting will be held virtually. Please see pages 98 and 99 for information on how to attend and participate in the Annual Meeting.

By order of the Board of Directors.

Elizabeth C. Cushman
Secretary

Information about the Annual Meeting

Notice and access

In accordance with the Securities and Exchange Commission's "Notice and Access" rules, Abbott mailed a Notice of Internet Availability of Proxy Materials (the "Notice") to certain shareholders in mid-March of 2026. The Notice describes the matters to be considered at the Annual Meeting and how the shareholders can access the proxy materials online. It also provides instructions on how those shareholders can vote their shares. If you received the Notice, you will not receive a print version of the proxy materials, unless you request one. If you would like to receive a print version of the proxy materials, free of charge, please follow the instructions on the Notice.

How to attend the meeting on the virtual meeting platform

Shareholders can attend, vote their shares, and submit questions during the Annual Meeting at **meetnow.global/ABT2026**. The Annual Meeting will begin promptly at 8:00 a.m. Central Time on April 24, 2026.

To be admitted to the Annual Meeting, shareholders will be required to enter a control number.

Registered Shareholders. If you are a registered holder (i.e., you received your proxy materials from Abbott through Abbott's transfer agent, Computershare), you may attend the Annual Meeting without advance registration. Your 15-digit control number is provided on your proxy card, email, or Notice. Please follow the instructions on your proxy card, email, or Notice to attend the meeting. If you no longer have these documents, please contact Computershare at 1-888-332-2268.

Beneficial Shareholders. If you are a beneficial holder (i.e., you received your proxy materials from your broker, bank, or other agent), you may attend the meeting using either of the options described below.

Using the control number found on the voting instructions included with your proxy materials. On the day of the meeting, visit **meetnow.global/ABT2026** and log in by entering the control number that appears on the voting instructions included with your proxy materials.

We expect that most beneficial shareholders will be able to attend the Annual Meeting, vote their shares, and ask questions using this option. However, Abbott recommends that you confirm this ability with the broker, bank, or other agent through which you hold your shares. If your broker, bank, or other agent does not provide for the ability to access the Annual Meeting using the control number included with your proxy materials, you must register in advance to attend the Annual Meeting as described below.

Registering in advance of the Annual Meeting. To register, you must submit your name, email address, and a legal proxy from your broker reflecting your ownership of Abbott shares.

Please send your registration materials to Computershare at **legalproxy@computershare.com**, with "Legal Proxy" in the subject line. Registration requests must be received by Computershare no later than 5 p.m. Eastern Time on Tuesday, April 21, 2026.

Requests for registration can also be submitted by mail to:

> Computershare
> Abbott Legal Proxy
> P.O. Box 43001
> Providence, RI 02940-3001

You will receive a confirmation of your registration by email from Computershare, along with a 15-digit control number needed to be admitted to the Annual Meeting.

Who can vote

Shareholders of record at the close of business on February 25, 2026 will be entitled to notice of and to vote at the Annual Meeting. As of January 31, 2026, Abbott had 1,737,674,869 outstanding common shares, which are Abbott's only outstanding voting securities. All shareholders have cumulative voting rights in the election of directors and one vote per share on all other matters.

How to vote

Whether or not you plan to virtually attend the Annual Meeting, Abbott strongly urges you to submit your proxy or vote your shares in advance of the Annual Meeting.

Registered shareholders. Registered shareholders may vote by mail by signing and promptly returning their proxy in the enclosed envelope. Abbott's By-Laws provide that a shareholder may authorize no more than two persons as proxies to attend and vote at the meeting. Registered shareholders may also vote their shares:

- by telephone (1-800-652-VOTE (8683)), or
- or on the Internet at **www.investorvote.com/abt**.

If you vote by telephone or using the Internet, you do not need to return your proxy card. The instructions for voting can be found with your proxy card or on the Notice.

Beneficial shareholders. Beneficial shareholders should refer to the voting instructions provided by their broker, bank, or other agent to direct the voting of their shares in advance of the meeting.

Voting at the meeting. Shareholders participating in the Annual Meeting on the virtual meeting platform may vote their shares at the Annual Meeting.

How to submit questions

Following conclusion of the business items on the agenda for the Annual Meeting, Abbott will hold a live question and answer session where questions pertinent to meeting matters will be answered, as time permits. Shareholders participating in the meeting on the virtual meeting platform can submit questions during the Annual Meeting by clicking on the message icon in the upper right-hand corner of the page on the meeting center site. Questions that are substantially similar may be grouped together in a single response to avoid repetition and to allow more time for other questions.

Technical support

The virtual meeting platform is fully supported across most internet browsers (MS Edge, Firefox, Chrome and Safari) and devices (desktops, laptops, tablets, and cell phones) running the most up to date version of applicable software and plugins. Participants should ensure that they have a strong WiFi connection wherever they intend to participate in the Annual Meeting. For further assistance, please call 1-888-724-2416 (toll free) or 1-781-575-2748 (international toll).

Revoking a proxy

You may revoke your proxy by voting at the Annual Meeting or, at any time prior to the meeting:

- by delivering a written notice to the Secretary of Abbott,
- by delivering an authorized proxy with a later date, or
- by voting by telephone or using the Internet after you have given your proxy.

Cumulative voting

Cumulative voting allows a shareholder to multiply the number of shares owned by the number of directors to be elected and to cast the total for one nominee or distribute the votes among the nominees, as the shareholder desires. Shareholders may not cumulate their votes against a nominee. If you wish to cumulate your votes, you must sign and mail in your proxy card or attend the Annual Meeting.

Discretionary voting authority

Unless authority is withheld in accordance with the instructions on the proxy, the persons named in the proxy will vote the shares covered by proxies they receive to elect the 12 nominees named in Item 1 on the proxy card. Should a nominee become unavailable to serve, the shares will be voted for a substitute designated by the Board of Directors, or for fewer than 12 nominees if, in the judgment of the proxy holders, such action is necessary or desirable. The persons named in the proxy may also decide to vote shares cumulatively in their sole discretion so that one or more of the nominees may receive fewer votes than the other nominees (or no votes at all), although they have no present intention of doing so. The proxy holders may not cast your vote for any nominee from whom you have withheld authority to vote.

Where a shareholder has specified a choice for or against the ratification of the appointment of Ernst & Young LLP as auditors, the advisory vote on the approval of executive compensation, or the approval of the equity compensation plans, or where the shareholder has abstained on these matters, the shares represented by the proxy will be voted (or not voted) as specified. Where no choice has been specified, the proxy will be voted FOR the ratification of Ernst & Young LLP as auditors, FOR the approval of executive compensation, and FOR the approval of the approval of the equity compensation plans.

Aside from matters set forth in this proxy statement, the Board of Directors is not aware of any other issue which may properly be brought before the meeting. If other matters are properly brought before the meeting, the accompanying proxy will be voted in accordance with the judgment of the proxy holders.

Quorum and vote required to approve each item on the proxy

A majority of the outstanding shares entitled to vote on a matter, represented at the meeting or by proxy, constitutes a quorum for consideration of that matter at the meeting. The affirmative vote of a majority of the shares represented at the meeting and entitled to vote on a matter shall be the act of the shareholders with respect to that matter.

Effect of abstentions and broker non-votes

Shares represented by proxies which are present and entitled to vote on a matter but which have elected to abstain from voting on another matter will have the effect of votes against those directors or that matter. A proxy submitted by an institution, such as a broker or bank that holds shares for the account of a beneficial owner, may indicate that all or a portion of the shares represented by that proxy are not being voted with respect to a particular matter. This could occur, for example, when the broker or bank is not permitted to vote those shares in the absence of instructions from the beneficial owner of the shares. These "non-voted shares" will be considered shares not present and, therefore, not entitled to vote on those matters, although these shares may be considered present and entitled to vote for other purposes. Brokers and banks have discretionary authority to vote shares in the absence of instructions on matters the New York Stock Exchange considers "routine," such as the ratification of the appointment of the auditors. They do not have discretionary authority to vote shares in absence of instructions on "non-routine" matters. The election of directors, the advisory vote on the approval of executive compensation, and shareholder proposals are "non-routine" matters. Non-voted shares will not affect the determination of the outcome of the vote on any matter to be decided at the meeting.

Inspectors of election

The inspectors of election and the tabulators of all proxies, ballots, and voting tabulations that identify shareholders are independent and are not Abbott employees.

Cost of soliciting proxies

The accompanying proxy is solicited by the Board of Directors on behalf of Abbott for use at the Annual Meeting.

Abbott will bear the cost of making solicitations from its shareholders and will reimburse banks and brokerage firms for out-of-pocket expenses incurred in connection with this solicitation. Proxies may be solicited by mail, telephone, Internet, or in person by directors, officers, or employees of Abbott and its subsidiaries.

Abbott has retained Sodali & Co. to aid in the solicitation of proxies at an estimated cost of $21,500 plus reimbursement for reasonable out of pocket expenses.

Abbott Laboratories Stock Retirement Plan

Participants in the Abbott Laboratories Stock Retirement Plan will receive voting instructions for their shares held in the Abbott Laboratories Stock Retirement Trust. The Stock Retirement Plan's Investment Committee must solicit voting instructions from the participants and follow the voting instructions it receives. The Investment Committee may use its own discretion with respect to those shares for which no voting instructions are received.

Confidential voting

It is Abbott's policy that all proxies, ballots, and voting tabulations that reveal how a particular shareholder has voted be kept confidential and not be disclosed, except:

- where disclosure may be required by law or regulation,
- where disclosure may be necessary in order for Abbott to assert or defend claims,
- where a shareholder provides comments with a proxy,
- where a shareholder expressly requests disclosure,
- to allow the inspectors of election to certify the results of a vote, or
- in other limited circumstances, such as a contested election or proxy solicitation not approved and recommended by the Board of Directors.

Householding of proxy materials

Shareholders sharing an address may receive only one copy of the proxy materials or the Notice of Internet Availability of Proxy Materials, unless their broker, bank, or other intermediary has received contrary instructions from any shareholder at that address. This is known as "householding." Shareholders wishing to discontinue householding and receive separate copies of the proxy materials or the Notice of Internet Availability of Proxy Materials should notify their broker, bank, or other intermediary.

Exhibit A — Abbott Laboratories 2026 Incentive Stock Program

1. PURPOSE. The purpose of the Abbott Laboratories 2026 Incentive Stock Program is to attract and retain outstanding directors, officers and other employees of Abbott Laboratories and its Subsidiaries, and to furnish incentives to such persons by providing opportunities to acquire common shares of the Company, or monetary payments based on the value of such shares or the financial performance of the Company, or both, on advantageous terms as herein provided and to further align such persons' interests with those of the Company's other shareholders through compensation that is based on the value of the Company's common shares.

2. ADMINISTRATION.

(a) Plan Administrator.

The Program will be administered by the Committee. For purposes of the Program, the "Committee" shall be a committee of at least two persons which shall be either the Compensation Committee of the Board or such other committee comprised entirely of persons who are "non-employee directors" as defined in Rule 16b-3 of the Exchange Act"". The Compensation Committee of the Board shall serve as the Committee administering the Program until such time as the Board designates a different Committee. A majority of the members of the Committee shall constitute a quorum and all determinations of the Committee shall be made by a majority of its members. Any determination of the Committee under the Program may be made without notice of a meeting of the Committee by a writing signed by all of the Committee members.

(b) Powers of the Administrator.

The Committee has the following powers, which it may exercise in its sole discretion, subject to and not inconsistent with the express provisions of the Program: (i) to administer the Program; (ii) to exercise all the power and authority either specifically granted to it under the Program or necessary or advisable in the administration of the Program; (iii) to grant Benefits; (iv) to determine the persons to whom and the time or times at which Benefits shall be granted, (v) to determine the type and number of Benefits to be granted, the number of Shares to which a Benefit may relate and the terms, conditions, restrictions and Performance Goals relating to any Benefit; (vi) to determine whether, to what extent, and under what circumstances a Benefit may be settled, canceled, forfeited, accelerated (subject to Section 5(b) hereof), exchanged, deferred (in accordance with the requirements of Code Section 409A) or surrendered; provided that, except in connection with an adjustment provided for in Section 4(e), the Committee shall neither lower the exercise price or base price of an outstanding Option or Stock Appreciation Right nor grant any Benefit or provide cash in replacement of a canceled Option or Stock Appreciation Right which had been granted at a higher exercise price or base price without the prior approval of the Company's shareholders; (vii) to make adjustments in the terms and conditions (including Performance Goals) applicable to Benefits; (viii) to construe and interpret the Program and any Benefit; (ix) to prescribe, amend and rescind rules and regulations relating to the Program, including any sub-Program contemplated by Section 10; (x) to determine the terms and provisions of any Benefit Agreement (which need not be identical for each Grantee); and (xi) to make all other determinations deemed necessary or advisable for the administration of the Program. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Program or in any Benefit Agreement in the manner and to the extent it shall deem necessary or advisable to carry the Program into effect and shall be the sole and final judge of such necessity or advisability. The decision of the Committee as to all questions of interpretation, application and administration of the Program shall be final, binding and conclusive on all persons. No Committee member or delegate thereof shall be liable for any action taken or determination made, or which the Committee member or delegate fails to take or make, in good faith with respect to the Program or any Benefit.

(c) Delegation of Authority.

The Committee may, from time to time, delegate any or all of its duties, powers and authority to any officer or officers of the Company, except to the extent such delegation would be inconsistent with Rule 16b-3 of the Exchange Act or other applicable law, rule or regulation. To the extent consistent with applicable law, the Chief Executive Officer of the Company may determine the terms and conditions of and grant Benefits under the Program other than to persons subject to Section 16(b) of the Exchange Act with respect to transactions involving equity securities of the Company at the time that delegated authority is exercised. All such grants by the Chief Executive Officer shall be reported annually to the Committee; however, the Committee is not required to take any action with respect to such grants.

3. PARTICIPANTS. Participants in the Program shall consist of the Non-Employee Directors and employees of the Company or any of its Subsidiaries who the Committee in its sole discretion may designate from time to time to receive Benefits. The Committee's designation of a person to receive a Benefit in any year shall not require the Committee to designate such person to receive a Benefit in any other year. The Committee shall consider such factors as it deems pertinent in selecting participants and in determining the type and amount of their respective Benefits.

4. SHARES RESERVED UNDER THE PROGRAM AND ADJUSTMENTS.

(a) Share Reserve.

Subject to adjustment as provided in Section 4(e), the maximum number of Shares available for issuance under the Program is 140,000,000 Shares plus the number of Shares subject to outstanding awards under the Prior Program that on or after the Effective Date cease to be subject to such awards other than by reason of exercise or settlement of the awards (to the extent they are exercised for or settled in vested and non-forfeitable Shares), including due to cash settlement of such Prior Program awards (the "Share Limit"), and less the number of Shares subject to outstanding awards under the Prior Program that were granted on or after March 1, 2026. Each Share issued under the Program pursuant to a Full Value Award shall be counted against the foregoing Share Limit as three shares for every one share actually issued in connection with such Full Value Award. Such Shares may, in whole or in part, be authorized but unissued Shares or Shares that shall have been or may be reacquired by the Company in the open market, in private transactions or otherwise; provided, however, that to the extent required by the Illinois Business Corporations Act of 1983, any fully vested Shares or Restricted Stock issued under the Program shall consist only of Shares that have been reacquired by the Company. No Benefits shall be granted under the Prior Program after the date of shareholder approval of this Program and any shares previously reserved under the Prior Program in excess of the number of shares as to which Benefits have been granted under the Prior Program will not become available for issuance under this Program.

(b) Shares Reissuable under Program.

If there is a lapse, expiration, termination, forfeiture, cancellation or cash settlement of any Benefit without the issuance of Shares or if Shares are withheld by the Company to satisfy minimum statutory tax withholding obligations in connection with an applicable taxable event for a Full Value Award granted under the Program or the Prior Program, the Shares reserved for such Benefit or withheld to satisfy such minimum statutory tax liability, as applicable, may again be used for the grant of new Benefits of any type authorized under this Program.

(c) Shares not Reissuable under Program.

Notwithstanding the foregoing provisions of this Section 4, Shares that are issued under any Benefit and thereafter reacquired by the Company pursuant to rights reserved upon the issuance thereof, or pursuant to the payment of the exercise price of Shares under Options by delivery of other Shares, or Shares under Options or stock-settled Stock Appreciation Rights that were not issued upon the net exercise or net settlement of such Options or Stock Appreciation Rights, or Shares repurchased by the Company with the proceeds collected in connection with the exercise of outstanding Options, and Shares that are exchanged by a Grantee or withheld by the Company to satisfy tax withholding requirements in connection with any Benefit other than a Full Value Award (whether granted under the Program or the Prior Program) shall not be available for subsequent awards of Benefits. Upon the exercise of any Benefit granted in tandem with any other Benefits, such related Benefits shall be canceled to the extent of the number of Shares as to which the Benefit is exercised and, notwithstanding the foregoing, such number of shares shall no longer be available for Benefits.

(d) Limitation on Number of Shares Subject to Benefits.

Subject to adjustment under Section 4(e), (i) the maximum number of Shares with respect to which Options under Section 6 and Stock Appreciation Rights under Section 9(a) may be granted to any one participant, in the aggregate in any one calendar year, shall be two million (2,000,000) Shares, and (ii) the maximum number of Shares with respect to which Full Value Awards that are Performance Awards may be granted to any one participant, in the aggregate in any one calendar year, shall be five hundred thousand (500,000) Shares, provided that for any performance period in excess of one year, such maximum value shall be determined by multiplying 500,000 by a fraction, the numerator of which is the number of months in the performance period and the denominator of which is twelve.

(e) Adjustments.

Except as provided in a Benefit Agreement or as otherwise provided in the Program, if the Committee determines that any special dividend or other distribution (whether in the form of cash, Shares, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, spin-off, combination, repurchase, or share exchange, or other similar corporate transaction or event, affects the Shares such that an equitable change or adjustment relating to the Program or Benefits is appropriate, then the Committee shall make any such equitable changes or adjustments as it deems necessary or appropriate, including by way of illustration, changes or adjustments to any or all of (i) the number and kind of Shares or other property (including cash) that may thereafter be issued in connection with Benefits, including the Share Limit and the limitations in Section 4(d) hereof, (ii) the number and kind of Shares or other property issued or issuable in respect of outstanding Benefits, (iii) the exercise price, grant price or purchase price relating to any Benefit, (iv) the Performance Goals, and (v) the individual and other limitations applicable to Benefits; provided that no such adjustment shall cause any Benefit hereunder which is or becomes subject to Code Section 409A to fail to comply with the requirements of such section; and provided further that, unless otherwise determined by the Committee, any additional Shares or other securities or property issued with respect to Shares covered by awards granted under the Program as a result of any stock split, combination, stock dividend, recapitalization or other adjustment event described in this Section 4(e) shall be subject to the restrictions and other provisions of the original Benefit awarded under the Program.

5. TYPES OF BENEFITS AND MINIMUM VESTING.

(a) Benefits.

The following Benefits, alone or in combination, may be granted under the Program: (i) Options, (ii) Restricted Stock Awards, (iii) Restricted Stock Units, (iv) Performance Awards, and (v) Other Share-Based Awards (including Stock Appreciation Rights, dividend equivalents and recognition awards).

(b) Minimum Vesting Requirements.

Notwithstanding any other provision of the Program, except in connection with an adjustment provided for in Section 4(e), no portion of an Award granted under the Program may vest before the first anniversary of the date of grant, subject to earlier vesting in whole or in part as contemplated in Section 13 hereof or otherwise in connection with a Change in Control or upon a participant's death, disability, or termination; provided, however, that the Company may grant Awards with respect to up to five percent (5%) of the number of Shares reserved under Section 4(a) as of the Effective Date without regard to the minimum vesting period set forth in this Section 5(b). The Committee may accelerate the vesting or exercisability of a Benefit in circumstances other than a Change in Control or a participant's death, disability, or termination, provided that such acceleration does not cause an Award that is subject to the minimum vesting requirements of this Section 5(b) to vest or become exercisable prior to the first anniversary of the date of grant.

6. OPTIONS. The Committee may grant Options to Grantees which may be subject to such restrictions, terms and conditions, as the Committee shall determine in its sole discretion and as shall be evidenced by the applicable Benefit Agreement (provided that any such Benefit is subject to the vesting requirements described herein and in Section 5(b)).

The Committee shall determine the exercise price for each Share purchasable under an Option, but in no event shall the exercise price per Share be less than the Fair Market Value of a Share on the Option's date of grant, except in connection with an adjustment provided for in Section 4(e). The exercise price shall be paid in full at the time of exercise; payment may be made as determined by the Committee, including (1) in cash, which may be paid by check, or other instrument acceptable to the Company; (2) unless otherwise provided in the Benefit Agreement, in Shares having a then market value equal to the aggregate exercise price (including by withholding Shares that otherwise would be distributed to the Grantee upon exercise of the Option); (3) delivery of a properly executed exercise notice, together with irrevocable instructions to a broker to deliver promptly to the Company the amount of sales proceeds from the Option Shares or loan proceeds to pay the exercise price and any withholding taxes due to the Company; or (4) by any other method permitted by the Committee. Any amount necessary to satisfy applicable federal, state or local tax withholding requirements (or corresponding requirements under applicable laws in non-U.S. jurisdictions) shall be paid promptly upon notification of the amount due. The amount of tax withholding may be paid in Shares having a then market value equal to the amount required to be withheld (including by withholding Shares that otherwise would be distributed to the Grantee upon exercise of the Option), or a combination of cash and Shares.

An Option shall be exercisable over its term (which shall not exceed ten (10) years from the date of grant), at such times and upon such conditions as the Committee may determine, as reflected in the Benefit Agreement. An Option may be exercised to the extent of any or all full Shares as to which the Option has become exercisable, by giving written notice of such exercise to the Committee or its designated agent, in such form as the Committee may prescribe.

Except as otherwise provided in the applicable Benefit Agreement, (i) in the event of termination of employment for any reason other than retirement, disability or death, the right of the Grantee to exercise an Option shall terminate upon the earlier of the end of the original term of the Option or three (3) months after the Grantee's last day of work for the Company or its Subsidiaries; (ii) in the event of termination of employment due to retirement or disability, or if the Grantee should die while employed, the right of the Grantee or his or her successor in interest to exercise an Option shall terminate upon the end of the original term of the Option; and (iii) if the Grantee should die within three (3) months after termination of employment for any reason other than retirement or disability, the right of his or her successor in interest to exercise an Option shall terminate upon the earlier of the end of the original term of the Option or three (3) months after the date of such death.

No Dividend Equivalents shall be payable with respect to Options.

7. RESTRICTED STOCK AWARDS AND RESTRICTED STOCK UNITS.

(a) Restricted Stock Awards.

The Committee may grant Restricted Stock Awards, subject to such restrictions, terms and conditions, as the Committee shall determine in its sole discretion and as shall be evidenced by the applicable Benefit Agreement (provided that any such Benefit is subject to the vesting requirements set forth in Section 5(b) above). Subject to Section 5(b), the vesting of a Restricted Stock Award may be conditioned upon the completion of a specified period of employment or service with the Company or any Subsidiary, upon the attainment of specified Performance Goals, and/or upon such other criteria as the Committee may determine in its sole discretion.

Except as provided in the applicable Benefit Agreement, no Shares underlying a Restricted Stock Award may be sold, assigned, transferred, or otherwise encumbered or disposed of by the Grantee until such Shares have vested in accordance with the terms of such Benefit.

If and to the extent that the applicable Benefit Agreement may so provide, a Grantee shall have the right to vote and receive dividends on Restricted Stock granted under the Program. Unless otherwise provided in the applicable Benefit Agreement, any Shares received as a dividend on or in connection with a stock split of the Shares underlying a Restricted Stock Award awarded under this Section shall be subject to the same restrictions as the Shares underlying such Restricted Stock Award.

Upon the termination of a Grantee's employment or service with the Company and its Subsidiaries, the Restricted Stock granted to such Grantee shall be subject to the terms and conditions specified in the applicable Benefit Agreement.

(b) Restricted Stock Units. The Committee may grant Restricted Stock Units, subject to such restrictions, terms and conditions, as the Committee shall determine in its sole discretion and as shall be evidenced by the applicable Benefit Agreement (provided that any such Restricted Stock Unit is subject to the vesting requirements described in Section 5(b) above). Subject to Section 5(b), the vesting of a Restricted Stock Unit granted under the Program may be conditioned upon the completion of a specified period of employment or service with the Company or any Subsidiary, upon the attainment of specified Performance Goals, and/or upon such other criteria as the Committee may determine in its sole discretion.

Unless otherwise provided in a Benefit Agreement, upon the vesting of a Restricted Stock Unit there shall be delivered to the Grantee, as soon as practicable following the date on which such Benefit (or any portion thereof) vests, subject to Section 13, that number of Shares equal to the number of Restricted Stock Units that have vested (or the cash equivalent thereof in the case of a cash-settled award).

Except as provided in the applicable Benefit Agreement, a Restricted Stock Unit may not be sold, assigned, transferred or otherwise encumbered or disposed of by the Grantee. Subject to the requirements of Code Section 409A, Restricted Stock Units may provide the Grantee with the right to receive dividend equivalent payments with respect to Shares subject to the Benefit (both before and after the Benefit is earned or vested), which payments may be either made currently or credited to an account for the participant, and may be settled in cash or Shares, as determined by the Committee. Any such settlements and any such crediting of dividend equivalents may be subject to such conditions, restrictions and contingencies as the Committee shall establish, including the reinvestment of such credited amounts in Share equivalents.

Upon the termination of a Grantee's employment or service with the Company and its Subsidiaries, the Restricted Stock Units granted to such Grantee shall be subject to the terms and conditions specified in the applicable Benefit Agreement.

8. PERFORMANCE AWARDS. The Committee may grant Benefits including Restricted Stock, Restricted Stock Units and Other Share-Based Awards, which, subject to the minimum vesting requirements of Section 5(b) hereof, may be earned in whole or in part based on the attainment of performance goals established by the Committee (each a "Performance Award"), based on performance criteria selected by the Committee, which may include (but is not limited to) one or more of the following: earnings per share, return on equity, return on assets, return on net assets, return on investment, total shareholder return, net operating income, cash flow, increase in revenue, economic value added, increase in share price or cash flow return on investment, and any combination of, or a specified increase in, any of the foregoing (the "Performance Goals"). Where applicable, the Performance Goals may be expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to one or more of the Company, a Subsidiary, or a division or strategic business unit of the Company, or may be applied to the performance of the Company relative to a market index, a group of other companies or a combination thereof, all as determined by the Committee. The Performance Goals may include a threshold level of performance below which no payment will be made (or no vesting will occur), levels of performance at which specified payments will be made (or specified vesting will occur), and a maximum level of performance above which no additional payment will be made (or at which full vesting will occur). In addition, partial achievement of Performance Goals may result in payment or vesting corresponding to the degree of achievement of the Performance Goal.

Payments earned in respect of any Benefit may be decreased or increased in the sole discretion of the Committee based on such factors as it deems appropriate. Notwithstanding the foregoing, any Benefits may be adjusted in accordance with Section 4(e).

9. OTHER SHARE-BASED AWARDS AND RECOGNITION AWARDS.

(a) Other Share-Based Awards.

The Committee may grant Other Share-Based Awards, including Stock Appreciation Rights, under terms and conditions specified by the Committee in the applicable Benefit Agreement (subject to the minimum vesting requirements of Section 5(b) above, if applicable), which may include the attainment of Performance Goals; provided, however, that with respect to a Stock Appreciation Right, in no event shall (i) the base price per Share be less than the Fair Market Value of a Share on the Stock Appreciation Right's date of grant, except in connection with an adjustment provided for in Section 4(e), nor (ii) the term of such Stock Appreciation Right exceed ten (10) years from the date of grant. Such terms and conditions shall be consistent with the terms of the Program. In addition, in no event shall Dividend Equivalents be payable with respect to Stock Appreciation Rights. Shares or other securities or property delivered pursuant to a Benefit in the nature of a purchase right granted under this Section 9 shall be purchased for such consideration, paid for at such times, by such methods, and in such forms, including, without limitation, Shares, other Benefits, notes or other property, as the Committee shall determine, subject to any required corporate action.

(b) Recognition Awards.

Notwithstanding any provisions to the contrary, and subject to Section 5(b), the Committee may grant fully vested Shares to employees of the Company and its Subsidiaries only if the aggregate number of Shares subject to such awards granted in any fiscal year to any single individual does not exceed one thousand (1,000) Shares.

10. FOREIGN BENEFITS.

The Committee may grant Benefits to Grantees who reside in foreign jurisdictions. Notwithstanding anything in the Program to the contrary, each of the Committee and, to the extent permitted under applicable law, the Executive Vice President, Human Resources, may, in its or his or her sole discretion: (a) amend or vary the terms of the Program in order to conform such terms with the requirements of each jurisdiction where a Subsidiary is located; (b) amend or vary the terms of the Program in each jurisdiction where a Subsidiary is located as it or he considers necessary or desirable to take into account or to mitigate or reduce the burden of taxation and social security contributions for Participants and/or the Subsidiary (including, without limitation, determining comparable minimum withholding liability under applicable non-U.S. tax laws for purposes of Section 4(b)); or (c) amend or vary the terms of the Program in a jurisdiction where the Subsidiary is located as it or he considers necessary or desirable to meet the goals and objectives of the Program. Each of the Committee and, to the extent permitted under applicable law, the Executive Vice President, Human Resources, may, where it deems appropriate in its or his or her sole discretion, establish one or more sub-Programs for these purposes. The Committee and, to the extent permitted under applicable law, the Executive Vice President, Human Resources, may, in its or his or her sole discretion, establish administrative rules and procedures to facilitate the operation of the Program in such jurisdictions. To the extent permitted under applicable law, the Committee may delegate its authority and responsibilities under this Section 10 to one or more officers of the Company. In this regard and to the extent permitted under applicable law, the Committee hereby delegates its authority and responsibilities under this Section 10 to the Executive Vice President, Human Resources.

11. OPTIONS TO NON-EMPLOYEE DIRECTORS.

Each Non-Employee Director may elect to receive any or all of his or her fees earned under Section 3 of the Abbott Laboratories Non-Employee Directors' Fee Plan (the "Directors' Fee Plan") in the form of Options under this Section. Each such election shall be irrevocable, and must be made in writing and filed with the Secretary of the Company by December 31 of the calendar year preceding the period in which such fees are earned. A Non-Employee Director may file a new election each calendar year applicable to fees earned in the immediately succeeding calendar year, provided that a new election to receive benefits in the form of Options shall not be effective until the period covered by the Non-Employee Director's current election has ended. If no new election is received by December 31 of any calendar year, the election, if any, then in effect shall continue in effect until a new election is made and has become effective. If a director does not elect to receive his or her fees in the form of Options, the fees due such director shall be paid or deferred as provided in the Directors' Fee Plan and any applicable election thereunder by the director.

Each Option due to a director under this Program pursuant to an election shall be granted annually, on the date of the annual shareholders meeting. Except as otherwise provided, each such Option shall be (A) subject to the terms and conditions of Section 6, (B) immediately exercisable and non-forfeitable and (C) exercisable until the expiration of ten (10) years from the date of grant.

12. ANNUAL RESTRICTED STOCK UNITS TO NON-EMPLOYEE DIRECTORS. Each year, on the date of the annual shareholders meeting, each person who is elected a Non-Employee Director at the annual shareholders meeting shall be awarded Restricted Stock Units covering the amount set by the Board in its sole discretion, upon recommendation by the Committee; provided, however that the Fair Market Value of the Shares on the date of awards granted to a Non-Employee Director shall not exceed $500,000 in any calendar year.

The Restricted Stock Units granted to Non-Employee Directors shall be fully vested on the date of the award, subject to Section 5(b), and shall be awarded and/or issued or paid in a manner that will comply with Code Section 409A. Subject to the requirements of Code Section 409A, the Non-Employee Director receiving the Restricted Stock Units shall be entitled to receive one Share for each Restricted Stock Unit upon the earliest of (A) the director's "separation from service" (within the meaning of Code Section 409A); (B) the date the director dies; or (C) the date of occurrence of a Change in Control that also qualifies as a "change in control event" (within the meaning of Treasury Regulation Section 1.409A-3(i)(5)).

Subject to the requirements of Code Section 409A, the Non-Employee Director receiving the Restricted Stock Units shall be entitled to receive cash payments equal to the dividends and distributions paid on the Shares (other than dividends or distributions of securities of the Company which may be issued with respect to its shares by virtue of any stock split, combination, stock dividend or recapitalization) to the same extent as if each Restricted Stock Unit was a Share, and those shares were not subject to the restrictions imposed by this Program, provided that the record date with respect to such dividend or distribution occurs within the period commencing with the date of grant of the Benefit and ending upon the earliest of (A) the date of the director's death, (B) the date of the director's "separation from service" (within the meaning of Code Section 409A), or (C) the date of the occurrence of a Change in Control that also qualifies as a "change in control event" (within the meaning of Treasury Regulation Section 1.409A-3(i)(5)).

While outstanding, the Restricted Stock Units may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of except by will or the laws of descent and distribution.

Except in the event of conflict, all provisions of the Program shall apply to this Section 12. In the event of any conflict between the provisions of the Program and this Section 12, this Section 12 shall control.

13. CHANGE IN CONTROL PROVISIONS.

(a) Treatment of Benefits Upon a Change in Control.

Notwithstanding any other provision of this Program, the following provisions shall apply upon the occurrence of a Change in Control unless otherwise provided in a Benefit Agreement:

(i) All Options then outstanding under this Program shall become fully vested and exercisable as of the date of the Change in Control, whether or not then otherwise vested or exercisable;

(ii) All Stock Appreciation Rights and Other Share-Based Awards then outstanding shall become fully vested and exercisable as of the date of the Change in Control, whether or not then otherwise vested or exercisable;

(iii) All terms and conditions of all Restricted Stock Awards then outstanding shall be deemed satisfied and all restrictions on those Restricted Stock Awards will lapse as of the date of the Change in Control;

(iv) All terms and conditions of all Restricted Stock Units then outstanding shall be deemed satisfied, all restrictions on those Restricted Stock Units will lapse and the Restricted Stock Units shall be immediately payable as of the date of the Change in Control; and

(v) All performance criteria shall be deemed to have been attained based on the greater of target performance or actual performance and all Performance Awards then outstanding shall be deemed to have been fully earned and to be immediately payable as of the date of the Change in Control.

Notwithstanding the foregoing, with respect to each Benefit that is subject to Code Section 409A, if a Change in Control would have occurred under the Program but such Change in Control does not also qualify as a "change in control event" (within the meaning of Treasury Regulation Section 1.409A-3(i)(5)), then each such Benefit shall become vested and non-forfeitable; provided, however, that the Grantee shall not be able to exercise the Benefit, and the Benefit shall not become payable, except in accordance with the terms of such Benefit or until such earlier time as the exercise and/or payment complies with Code Section 409A.

(b) Determination of Occurrence of a Change in Control.

A "Change in Control" shall be deemed to have occurred on the earliest of the following dates:

(i) The date any Person is or becomes the Beneficial Owner (as defined below), directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its Affiliates) representing 20% or more of the combined voting power of the Company's then outstanding securities, excluding any Person who becomes such a Beneficial Owner in connection with a transaction described in clause (a) of paragraph (iii) below; or

(ii) The date the following individuals cease for any reason to constitute a majority of the number of directors then serving: individuals who, on the date hereof, constitute the Board and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of the Company) whose appointment or election by the Board or nomination for election by the Company's shareholders was approved or recommended by a vote of at least two-thirds ($^2/_3$) of the directors then still in office who either were directors on the date hereof or whose appointment, election or nomination for election was previously so approved or recommended; or

(iii) The date on which there is consummated a merger or consolidation of the Company or any direct or indirect Subsidiary of the Company with any other corporation or other entity, other than (a) a merger or consolidation (I) immediately following which the individuals who comprise the Board immediately prior thereto constitute at least a majority of the board of directors of the Company, the entity surviving such merger or consolidation or, if the Company or the entity surviving such merger is then a Subsidiary, the ultimate parent thereof and (II) which results in the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary of the Company, at least 50% of the combined voting power of the securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation, or (b) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities Beneficially Owned by such Person any securities acquired directly from the Company or its Affiliates) representing 20% or more of the combined voting power of the Company's then outstanding securities; or

(iv) The date the shareholders of the Company approve a plan of complete liquidation or dissolution of the Company or there is consummated an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets, other than a sale or disposition by the Company of all or substantially all of the Company's assets to an entity, at least 50% of the combined voting power of the voting securities of which are owned by shareholders of the Company, in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary, in substantially the same proportions as their ownership of the Company immediately prior to such sale.

Notwithstanding the foregoing, a Change in Control shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the record holders of the common shares of the Company immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of the Company immediately following such transaction or series of transactions.

For purposes of this Program: "Affiliate" shall have the meaning set forth in Rule 12b-2 under Section 12 of the Exchange Act; "Beneficial Owner" shall have the meaning set forth in Rule 13d-3 under the Exchange Act; "Person" shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and as used in Section 13(d) and 14(d) thereof and the rules thereunder, except that such term shall not include (1) the Company or any of its Subsidiaries, (2) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary, (3) an underwriter temporarily holding securities pursuant to an offering of such securities, or (4) a corporation owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of shares of the Company; and "Subsidiary" shall mean any corporation, partnership, joint venture or business trust, fifty percent (50%) or more of the control of which is owned, directly or indirectly, by the Company.

(c) Assumption of Benefits.

In the event that, in connection with a Change in Control, outstanding Benefits under the Program are either assumed or converted into substituted Benefits, each such assumed or substituted Benefit shall continue to be subject to the same terms and conditions to which it was subject immediately prior to the transaction resulting in the assumption or substitution.

(d) Grantee Election in Certain Transactions.

Upon a Change in Control in which the outstanding Shares are changed into, or exchanged for, property (including cash) other than solely stock or securities of the Company or another corporation (disregarding, for this purpose, cash paid in lieu of fractional shares), each Grantee may elect to receive, immediately following such Change in Control in exchange for cancellation of any Option or Stock Appreciation Right held by such Grantee immediately prior to the Change in Control, a cash payment, with respect to each Share subject to such Option or right, equal to the difference between the value of consideration (as determined by the Committee) received by the shareholders for a Share in the Change in Control, less any applicable purchase price.

14. GENERAL PROVISIONS.

(a) Nontransferability, Deferrals and Settlements. Unless otherwise determined by the Committee or provided in a Benefit Agreement, Benefits shall not be transferable by a Grantee except by will or the laws of descent and distribution and shall be exercisable during the lifetime of a Grantee only by such Grantee or his guardian or legal representative. Notwithstanding the foregoing, any transfer of Benefits to independent third parties for cash consideration without shareholder approval is prohibited. Any Benefit shall be null and void and without effect upon any attempted assignment or transfer, except as herein provided, including without limitation any purported assignment, whether voluntary or by operation of law, pledge, hypothecation or other disposition, attachment, divorce, trustee process or similar process, whether legal or equitable, upon such Benefit. With respect to Benefits other than Options, the Committee may require or permit Grantees to elect to defer the issuance of Shares (with settlement in cash or Shares as may be determined by the Committee or elected by the Grantee in accordance with procedures established by the Committee), or the settlement of Benefits in cash under such rules and procedures as established under the Program to the extent that such deferral complies with Code Section 409A and any Treasury Regulations or guidance promulgated thereunder. It may also provide that such deferred settlements include the payment or crediting of interest, dividends or dividend equivalents on the deferral amounts.

(b) No Right to Continued Employment, etc. Nothing in the Program or in any Benefit granted or any Benefit Agreement or other agreement entered into pursuant hereto shall confer upon any Grantee the right to continue in the employ or service of the Company, any Subsidiary or to be entitled to any remuneration or benefits not set forth in the Program or such Benefit Agreement or other agreement or to interfere with or limit in any way the right of the Company or any such Subsidiary to terminate such Grantee's employment or service.

(c) Sale of Subsidiary. For all purposes hereunder, except as otherwise provided by the Committee, a Grantee's employment or service with a Subsidiary shall be deemed to be terminated on the day such entity ceases to be a Subsidiary of the Company.

(d) Taxes. The Company shall be entitled to withhold, or require a participant to remit to the Company, the amount of any tax attributable to any amount payable or shares deliverable under the Program. The Company may defer making payment or delivery if any such tax may be pending unless and until indemnified to its satisfaction, and the Company shall have no liability to any participant for exercising the foregoing right. The Committee may, in its sole discretion and subject to such rules as it may adopt, permit or require a Grantee to pay all or a portion of the federal, state and local taxes (in U.S. or non-U.S. jurisdictions), including social security and Medicare withholding tax, arising in connection with the receipt or exercise of any Benefit by, without limitation: (i) having the Company withhold Shares, (ii) tendering Shares received in connection with such Benefit back to the Company, (iii) delivering other previously acquired Shares having a Fair Market Value approximately equal to the amount to be withheld, (iv) selling Shares issued pursuant to such Benefit and having the Company withhold from proceeds of the sale of such Shares, (v) having the Company or a Subsidiary, as applicable, withhold from any cash compensation payable to the Grantee, or (vi) requiring the Grantee to repay the Company or Subsidiary, in cash or in Shares, for taxes paid on the Grantee's behalf.

(e) Amendment and Termination. The Program may be amended or terminated at any time by action of the Board. However, no amendment may, without shareholder approval: (i) increase the aggregate number of Shares available for Benefits (except to reflect an event described in Section 4(e)); (ii) extend the term of the Program; or (iii) change or add a category or categories of individuals who are eligible to participate in the Program. If the Program is not, within twelve months of the Effective Date, approved by a majority of the shares voted at a regular or special meeting of the Company's shareholders, the Program will terminate and all Benefits made under it will be canceled. No amendment or termination of the Program (other than termination under Section 14(f) below) may materially and adversely modify any person's rights under the express terms and conditions of an outstanding Benefit without such person's written consent, except that the Committee may amend the Program in accordance with Section 10 above, or to qualify for or comply with any tax or regulatory requirement for which or with which the Board or Committee deems it necessary or desirable to qualify or comply including, without limitation, pursuant to Section 14(m) hereof.

(f) Duration of Program. Unless earlier terminated by the Board pursuant to the provisions of the Program, the Program shall expire on the tenth (10th) anniversary of its Effective Date. No Benefits shall be granted under the Program after such date.

(g) No Rights to Benefits; No Shareholder Rights. No individual shall have any claim to be granted any Benefit under the Program, and there is no obligation for uniformity of treatment of Grantees. No individual shall have any right to a Benefit or to payment or settlement under any Benefit unless and until the Committee or its designee shall have determined that a Benefit or payment or settlement is to be made. Except as provided specifically herein, a Grantee or a transferee of a Benefit shall have no rights as a shareholder with respect to any Shares covered by the Benefit until the date of the issuance of such Shares.

(h) Unfunded Status of Benefits. The Program is intended to constitute an "unfunded" plan for purposes of incentive and deferred compensation. With respect to any payments not yet made to a Grantee pursuant to a Benefit, nothing contained in the Program or any Benefit shall give any such Grantee any rights that are greater than those of a general creditor of the Company.

(i) No Fractional Shares. No fractional Shares shall be issued or delivered pursuant to the Program or any Benefit. The Committee shall determine whether cash, other Benefits, or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

(j) Regulations and Other Approvals. The obligation of the Company to sell or deliver Shares with respect to any Benefit shall be subject to all applicable laws, rules and regulations, including all applicable securities laws, and the obtaining of all such approvals by governmental agencies as may be deemed necessary or appropriate by the Committee.

(k) Listing, Registration or Qualification of Shares. Each Benefit is subject to the requirement that, if at any time the Committee determines, in its sole discretion, that the listing, registration or qualification of Shares issuable pursuant to the Program is required by any securities exchange or under any state or federal law (or corresponding requirements under applicable laws in non-U.S. jurisdictions), or the consent or approval of any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the grant of a Benefit or the issuance of Shares, no such Benefit shall be granted or payment made or Shares issued, in whole or in part, unless listing, registration, qualification, consent or approval has been effected or obtained free of any conditions not acceptable to the Committee.

(l) Restricted Securities. If the disposition of Shares acquired pursuant to the Program is not covered by a then current registration statement under the Securities Act of 1933 (the "Securities Act"), and is not otherwise exempt from such registration, then such Shares shall be restricted against transfer to the extent required by the Securities Act or regulations thereunder and the Committee may require a Grantee receiving Shares pursuant to the Program, as a condition precedent to receipt of such Shares, to represent to the Company in writing that the Shares acquired by such Grantee is acquired for investment only and not with a view to distribution.

(m) Section 409A. To the extent applicable, the Program and Benefit Agreements shall be interpreted in accordance with Section 409A of the Code and Treasury Regulations and other interpretive guidance issued thereunder, including without limitation any such Treasury Regulations or other guidance that may be issued after the date the Program became effective (collectively, "Code Section 409A"). Notwithstanding any provision of the Program, to the extent that any Benefit would be subject to Code Section 409A, no such Benefit may be granted if it would fail to comply with the requirements set forth in Code Section 409A. To the extent that the Committee determines that the Program or any Benefit is subject to Code Section 409A and fails to comply with or be exempt from the requirements of Code Section 409A, notwithstanding anything to the contrary contained in the Program or in any Benefit Agreement, the Committee reserves the right to amend or terminate the Program and/or amend, restructure, terminate or replace the Benefit, without the consent of the Grantee, to cause the Benefit to either be exempt from Code Section 409A or to comply with the applicable provisions of such section. Further, notwithstanding anything to the contrary contained in the Program, to the extent permitted by and in accordance with Treasury Regulation Section 1.409A-1(b)(5)(v)(C)(1), the Committee may extend the maximum term of an Option or Stock Appreciation Right as may be necessary to allow for the exercise of such Option or Stock Appreciation Right for up to thirty days following a period during which the exercise would have violated an applicable Federal, state, local or foreign law. In addition, to the extent a Benefit subject to Code Section 409A is payable upon a termination of employment or service with the Company and its Subsidiaries, such termination shall be deemed to have occurred under the Program with respect to such Benefit on the first day on which an individual has experienced a "separation from service" within the meaning of Code Section 409A; further, with respect to any such Benefit, if the Grantee is one of the Company's "specified employees" under Code Section 409A at the time of the Grantee's separation from service, any payment that otherwise would be made to such Grantee during the first six (6) months on or following his or her separation from service shall not be made until the date that is six (6) months and one (1) day after such separation from service, except to the extent that earlier payment would not result in such Grantee's incurring interest or additional tax under Code Section 409A.

(n) No Representations or Covenants with respect to Tax Qualification. Although the Company may endeavor to (i) qualify a Benefit for favorable or specific tax treatment under the laws of the United States or jurisdictions outside of the United States or (ii) avoid adverse tax treatment (*e.g.*, under Code Section 409A), the Company makes no representation to that effect and expressly disavows any covenant to maintain favorable or avoid unfavorable tax treatment, anything to the contrary in this Program, including Section 14(m) hereof, notwithstanding. The Company shall be unconstrained in its corporate activities without regard to the potential negative tax impact on holders of Benefits under the Program. Nothing in this Program or in a Benefit Agreement shall provide a basis for any person to take any action against the Company or any Subsidiary based on matters covered by Section 409A of the Code, including the tax treatment of any Benefits, and neither the Company nor any Subsidiary will have any liability under any circumstances to the Grantee or any other party if the Benefit that is intended to be exempt from, or compliant with, Section 409A of the Code, is not so exempt or compliant or for any action taken by the Committee with respect thereto.

(o) Recoupment Policy.

Any Benefit granted pursuant to this Program is subject to the terms and conditions of the Abbott Laboratories Recoupment Policy, the Abbott Laboratories Dodd-Frank Clawback Policy, and any other similar Company policies, including any predecessor and successor policies, each as may be amended and restated from time to time (collectively, the "Policies", and each individually, the "Policy"). Any Benefit (including Benefits that have vested) shall be subject to any recoupment or clawback that is required under applicable laws, rules, regulations, or stock exchange listing standards.

(p) Governing Law. The Program and all determinations made and actions taken pursuant hereto shall be governed by the laws of the State of Illinois without giving effect to the conflict of laws principles thereof. Each participant hereby consents to the exclusive jurisdiction of the federal courts in and the state courts of the State of Illinois in any dispute concerning or relating to the application of the Policy to the Program or any awards granted thereunder. If the Company prevails in all material respects in any such dispute, the Company shall be entitled to recover its reasonable legal fees and expenses incurred in connection with such dispute.

(q) Construction. Any reference in the Program to any law, statute, rule, regulation, or official guidance thereunder, shall be construed as a reference to such law, statute, rule, regulation, or official guidance, as the same may be amended, from time to time, or any successor provision to such law, statute, rule, regulation or official guidance.

(r) Effective Date. This Program shall become effective as of April 24, 2026 (the "Effective Date"), subject to the approval of the shareholders of the Company.

15. DEFINITIONS. For purposes of the Program, the following terms shall be defined as set forth below:

(1) "Benefit" means a grant under the Program of any of the types of awards described in Section 5(a), and where the context so requires in Section 4, includes grants of awards under the Prior Program.

(2) "Benefit Agreement" means any written agreement, contract, or other instrument or document evidencing the terms and conditions of a Benefit.

(3) "Board" means the Board of Directors of the Company.

(4) "Change in Control" has the meaning ascribed to it in Section 13.

(5) "Code" means the Internal Revenue Code of 1986 as amended. All references herein to specific sections of the Code shall include any successor provisions of the Code or corresponding sections of any future U.S. federal tax code.

(6) "Committee" has the meaning ascribed to it in Section 2.

(7) "Company" or "Abbott" means Abbott Laboratories, a corporation organized under the laws of the State of Illinois, or any successor corporation.

(8) "Effective Date" has the meaning ascribed to it in Section 14(r).

(9) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(10) "Executive Vice President, Human Resources" means the Company's Executive Vice President, Human Resources, or the individual holding the equivalent duties and responsibilities.

(11) "Fair Market Value" means, with respect to Shares or other property, the fair market value of such Share or other property determined by such methods or procedures as shall be established from time to time by the Committee.

(12) "Full Value Award" means any Benefit, other than an Option or Stock Appreciation Right, which Benefit is settled in Shares.

(13) "Grantee" means a person who, as a Non-Employee Director of the Company or an employee of the Company or a Subsidiary of the Company, or a beneficiary or estate of such person, has been granted a Benefit.

(14) "Non-Employee Director" means a member of the Board who is not an employee of the Company or any of its Subsidiaries.

(15) "Option" means a contractual right, granted to a Grantee to purchase Shares at a specified price during a specified period. Options granted under the Program are not intended to be "incentive stock options" within the meaning of Code Section 422.

(16) "Other Share-Based Award" means a Benefit granted to a Grantee pursuant to Section 9, which may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Shares.

(17) "Performance Award" has the meaning ascribed to it in Section 8.

(18) "Performance Goals" has the meaning ascribed to it in Section 8.

(19) "Prior Program" means the Abbott Laboratories 2017 Incentive Stock Program.

(20) "Program" means this Abbott Laboratories 2026 Incentive Stock Program, as amended from time to time.

(21) "Restricted Stock" or "Restricted Stock Award" means Shares awarded to a Grantee under Section 7(a), without payment, as compensation for services to the Company or its Subsidiaries, that are subject to vesting restrictions, which may include the attainment of specified Performance Goals.

(22) "Restricted Stock Unit" means a contractual right to receive a number of Shares or an amount of cash equal to the value of that number of Shares corresponding to the number of units granted to a Grantee, without payment, as compensation for services to the Company or its Subsidiaries, which right may be subject to vesting restrictions including the attainment of Performance Goals.

(23) "Shares" means common shares of the Company.

(24) "Stock Appreciation Right" means an Other Share-Based Award, payable in cash or Shares, that entitles a Grantee upon exercise to the excess of the Fair Market Value of the Shares underlying the Benefit over a base price established by the Committee in respect of such Shares.

(25) "Subsidiary" has the meaning ascribed to it in Section 13(b).

(26) "Treasury Regulations" means the Federal tax regulations promulgated by the United States Department of Treasury; any reference in the Program to a specific Treasury Regulation shall include any successor provision.

Exhibit B — Abbott Laboratories 2026 Employee Stock Employee Purchase Plan for Non-U.S. Employees

(As Amended and Restated Effective August 1, 2026)

1. _Introduction._ On February 20, 2026, the Board adopted this amended and restated Plan, which shall govern all grants of purchase rights on or after August 1, 2026, provided that shareholders of Abbott Laboratories approve the Plan. For the terms and conditions of the Plan applicable to purchase rights granted prior to August 1, 2026, refer to the version of the Plan in effect as of the date such purchase rights were granted. The purpose of the Plan is to provide an opportunity for non-U.S. Employees of Subsidiaries to purchase Common Shares of Abbott Laboratories and thereby to have the opportunity to share in its growth. The Plan is not intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986, as amended.

2. _Definitions._ When used herein, the following words and terms shall have the meanings set forth below, unless a different meaning clearly is required by the context. Whenever appropriate, words used in the singular shall be deemed to include the plural, and _vice versa_, and the masculine gender shall be deemed to include the feminine gender, unless a different meaning clearly is required by the context.

    2.1. "Administrator" shall mean the Compensation Committee of the Board or any other committee as the Board may designate from time to time in its sole discretion.

    2.2. "Board" shall mean the Board of Directors of the Company.

    2.3. "Common Share" shall mean a Common Share, no par value, of the Company.

    2.4. "Company" shall mean Abbott Laboratories, an Illinois corporation.

    2.5. "Eligible Compensation" shall mean the basic rate of cash remuneration of an Employee as it appears on the books and records of the Employee's Employer for services rendered. To the extent permitted by applicable law, each Employer with the approval of the Administrator shall have the authority to determine what constitutes the basic rate of cash remuneration for purposes of the definition of "Eligible Compensation," consistent with local custom and past practice.

    2.6. "Employee" shall mean an individual who is classified as an employee by an Employer in its sole discretion on its payroll records and who is ineligible to participate in the Abbott Laboratories Stock Retirement Plan. "Employee" shall include a full-time employee and a permanent part-time employee of an Employer. Notwithstanding the foregoing, the Administrator shall have the authority, in its sole discretion, to determine whether any individual is eligible to participate in the Plan, and may impose additional eligibility requirements or restrictions on participation prior to the commencement of a Purchase Cycle, consistent with applicable law. For all purposes hereunder, except as otherwise provided by the Administrator, a Participant's employment or service with an Employer shall be deemed to be terminated on the day such entity ceases to be a Subsidiary of the Company.

    2.7. "Employer" shall mean each Subsidiary that has been designated by the Administrator or its delegate as eligible to participate in the Plan with respect to its Employees.

    2.8. "Enrollment Period" shall mean such period of time, as determined by the Administrator in its sole discretion, preceding an Offering Date during which an Employee may enroll in the Plan.

    2.9. "Fair Market Value" of a Common Share shall mean the closing price of a single Common Share reported in the New York Stock Exchange Composite Transactions on the relevant date, or, if no sale shall have been reported on that date, the closing price reported in the New York Stock Exchange Composite Transactions on the last preceding day on which there was a sale.

    2.10. "IVR" shall mean interactive voice response system.

2.11. "Offering Date" shall mean the first business day of each Purchase Cycle.

2.12. "Participant" shall mean an Employee who elects to participate in the Plan in accordance with Section 4 of the Plan.

2.13. "Plan" shall mean the Abbott Laboratories 2026 Employee Stock Purchase Plan for Non-U.S. Employees, as amended from time to time. Prior to being renamed effective as of August 1, 2026, it was known as the Abbott Laboratories 2017 Employee Stock Purchase Plan for Non-U.S. Employees (the "2017 Plan").

2.14. "Purchase Date" shall mean the last business day of each Purchase Cycle, or such other date as may be established by the Administrator pursuant to Section 9.2(b) or Section 11.2.

2.15. "Purchase Cycle" shall mean each six-month period, or such other period as determined by the Administrator in its sole discretion pursuant to Section 5.2.

2.16. "Subsidiary" shall mean any corporation, partnership, joint venture, business trust or other entity 50% or more of the voting stock or control of which is owned, directly or indirectly, by the Company.

2.17. "U.S." shall mean the United States of America.

3. _Eligibility._ Any person who is an Employee during the Enrollment Period, other than an officer of the Company, shall be eligible to enroll and participate in the Plan. Notwithstanding the foregoing, the Administrator or, to the extent permitted by the Administrator and applicable law, each Employer may prospectively condition participation by an Employee upon a period of service with such Employer.

4. _Participation and Withdrawal_.

4.1. _Enrollment_. An eligible Employee may become a Participant with respect to an upcoming Purchase Cycle by filing during the Enrollment Period preceding the Offering Date a completed authorization and enrollment form, or by following an IVR, electronic or other enrollment process as prescribed by the Administrator. Unless otherwise determined by the Administrator, an eligible Employee who fails to follow the prescribed procedures to enroll in the Plan on or before the enrollment deadline for such Offering Date shall not participate in the Plan with respect to that Purchase Cycle, but instead may participate in the next following Purchase Cycle. Under procedures established by the Administrator, a Participant's authorization and enrollment form shall continue in effect from one Purchase Cycle to the next, unless the Participant suspends his payroll deductions or contributions or discontinues his participation in accordance with Section 4.3. Notwithstanding the foregoing, the Administrator may permit a new Employee who commences employment as a result of a merger, acquisition, purchase of assets or business, spin-off, or other corporate transaction to become a Participant during the Purchase Cycle in which he or she becomes a new Employee, in accordance with such procedures and enrollment process as prescribed by the Administrator.

4.2. _Payroll Deductions/Contributions_.

(a) An eligible Employee may authorize payroll deductions at the rate of 1% to 10% (or such other maximum percentage as specified by the Administrator), in whole percentages only, of the Employee's Eligible Compensation. Where payroll deductions are prohibited under local law, the Administrator may permit Employees to contribute to the Plan by an alternative method of contribution, including (but not limited to) personal checks or direct debits from personal banking accounts. Payroll deductions or contributions shall commence as of the Offering Date and as soon as administratively practicable following the date on which the eligible Employee completes the enrollment process, subject to any approvals or other requirements under local law. Each Employer may use the payroll deductions or contributions of its Participants for any corporate purpose, except where prohibited by local law. Neither the Company nor the Employer shall be obligated to segregate such payroll deductions or contributions, except as required by local law.

(b) Each Employer shall maintain a separate bookkeeping account, or other type of account if required by local law, for each of its Employees who participate in the Plan and shall credit to that account all payroll deductions or contributions made by or on behalf of the Employee pursuant to Section 4.2(a). No interest shall be paid or credited to the account of any Participant except where required by local law.

(c) The Administrator shall be entitled to determine the applicable exchange rate or conversion methodology for converting the payroll deductions or contributions of Participants paid in non-U.S. currency into U.S. dollars, including the timing of any such conversion. Each Employer shall hold such amounts until the end of the applicable Purchase Cycle when such amounts shall be forwarded to the Company for the purchase of Common Shares for Participants on the Purchase Date.

(d) Subject to Section 4.2(a) and such other limitations and requirements, if any, as prescribed by his Employer, a Participant may prospectively increase or decrease the rate of payroll deductions or contributions by filing a new authorization or by following IVR, electronic or other procedures prescribed by the Administrator. Such increase or decrease shall become effective as of the next Purchase Cycle. If a Participant fails to follow such procedures to change the rate of payroll deductions or contributions, the rate of payroll deductions or contributions shall remain unchanged at the originally elected rate throughout the Purchase Cycle and future Purchase Cycles, unless reduced to reflect a change by the Administrator in the maximum permissible rate.

4.3. *Suspension of Payroll Deductions/Contributions or Discontinuance of Participation.*

(a) A Participant may suspend payroll deductions or contributions, or discontinue participation under the Plan, at any time during a Purchase Cycle by completing and filing an authorization form or by following IVR, electronic or other procedures prescribed by the Administrator. Such suspension or discontinuance shall become effective as soon as administratively practicable.

(b) Upon the suspension of payroll deductions or contributions during a Purchase Cycle, the amount credited to the Participant's account as of the date of suspension shall be used to purchase Common Shares pursuant to Section 6 of the Plan. A Participant who suspends payroll deductions or contributions during a Purchase Cycle shall not be entitled to participate in any future Purchase Cycle and shall have no additional amounts withheld or contributed until he or she completes a new authorization for a subsequent Purchase Cycle or otherwise complies with the enrollment process in accordance with the enrollment procedures set forth in Section 4.1.

(c) Upon the Participant's discontinuation of participation during a Purchase Cycle, the amount credited to the Participant's account shall be refunded as soon as administratively practicable without interest (unless otherwise required by local law). Such Participant shall be ineligible to participate in the Plan until he or she re-enrolls in the Plan for a subsequent Purchase Cycle in accordance with the enrollment procedures set forth in Section 4.1.

4.4. *Termination of Employment.* If a Participant terminates employment with his Employer for any reason (including death, disability or retirement) prior to the expiration of a Purchase Cycle, the Participant's participation in the Plan shall immediately terminate, and the amount credited to the Participant's account shall be refunded to the Participant or the Participant's estate without interest (unless otherwise required by local law) as soon as administratively practicable. The Administrator in its discretion shall determine whether Employees have terminated employment for purposes of the Plan, and such determinations shall be final and binding on all parties. The Administrator may establish rules regarding when a leave of absence or other changes of employment status will be considered to be a termination of employment with respect to Employees for purposes of the Plan.

5. *Offering*.

    5.1. *Authorized Shares.* Subject to adjustment pursuant to Section 8 of the Plan, the maximum number of Common Shares that may be issued pursuant to the Plan shall be Fifteen Million (15,000,000) shares, which includes the number of Common Shares that remain available for future issuance, as of the date the shareholders of the Company approve the Plan, under the 2017 Plan. Such shares may be authorized but unissued shares, treasury shares, shares purchased on the open market, or a combination of each, as determined from time to time by the Administrator. If any purchase right granted shall expire or terminate for any reason without having been exercised in full, the unpurchased shares subject to that purchase right shall again become available for purposes of the Plan. If on any Purchase Date the number of shares otherwise purchasable by Participants is greater than the number of shares then remaining available under the Plan, the Administrator shall allocate the available shares among the Participants in such manner as it deems appropriate in its sole discretion. To the extent permitted under applicable stock exchange rules, shares may be purchased pursuant to a formula under sub-plans without regard to the limits of this Section 5.1.

    5.2. *Purchase Cycles.* Unless otherwise determined by the Administrator, including with respect to a particular jurisdiction, Subsidiary, or sub-plan: (a) the duration of each Purchase Cycle shall be six consecutive calendar months; (b) each Purchase Cycle shall commence on January 1 or July 1; and (c) subsequent Purchase Cycles shall run consecutively after each preceding Purchase Cycle. Except where prohibited by applicable law, the Administrator shall have the power to make any such changes without Board approval, and without regard to the expectations of any Participants; provided, however, that the Company and/or Employer shall notify Participants of any such change at least 30 days before such change becomes effective.

    5.3. *Grant of Purchase Right.* On each Offering Date, each Participant who has timely enrolled in a Purchase Cycle in accordance with Section 4.1 shall be granted the right to purchase that number of Common Shares which may be purchased with the balance credited to the Participant's account as of the applicable Purchase Date.

    5.4. *Purchase Cycle Limitation.* Notwithstanding any other provision of the Plan to the contrary, no Participant may contribute more than the equivalent in local currency of US$12,500 during each Purchase Cycle towards the purchase of Common Shares under the Plan. Any amounts contributed in excess of this limitation shall be carried over to the immediately following Purchase Cycle, or shall be refunded to the Participant, as the Employer in its sole discretion shall determine.

6. *Purchase of Shares*.

    6.1. *Automatic Purchase of Shares.* Unless a Participant has previously ceased participation in the Plan during a Purchase Cycle, a Participant's purchase right shall be automatically exercised on each Purchase Date to purchase that number of full Common Shares which the balance credited to the Participant's account shall entitle him to purchase. Any cash remaining in a Participant's account after the purchase of Common Shares may, unless otherwise determined by the Administrator, be applied to purchase a notional interest in a fractional Common Share, and shall remain in the Participant's account. Upon distribution of a Participant's account, any such interest in a fractional Common Share will be paid in cash.

    6.2. *Purchase Price.* The purchase price for a single Common Share for each Purchase Cycle shall be 85% of the lesser of: (a) the Fair Market Value of a Common Share on the Offering Date; and (b) the Fair Market Value of a Common Share on the Purchase Date.

ABBOTT

7. *Payment and Delivery*.

    7.1. *Direct Deposit of Shares.* Unless and until otherwise determined by the Administrator, all Common Shares purchased under the Plan on the Purchase Date shall be deposited directly into an account established in the name of each Participant with a broker or agent designated by the Administrator. Upon the purchase and allocation of Common Shares, each Employer shall deliver (by electronic or other means) to its Participants a record of the Common Shares credited to the Participant's account. The Administrator may authorize the broker or agent to utilize electronic or automated methods of share transfer for these purposes.

    7.2. *Mandatory Retention of Shares.* Before the commencement of any Purchase Cycle, the Administrator may require that: (a) any Common Shares purchased under the Plan during such Purchase Cycle be retained with a designated broker or agent for a designated period of time (and may restrict dispositions during that period) and/or may establish other procedures to restrict transfer of such Common Shares; and/or (b) Common Shares purchased under the Plan automatically participate in a dividend reinvestment plan or program maintained by the Company.

    7.3. *Fully Paid and Non-Assessable.* The Company shall retain the amount of payroll deductions or contributions transmitted by each Employer and used to purchase Common Shares as full payment for the Common Shares, and the Common Shares shall then be fully paid and non-assessable.

    7.4. *No Voting or Dividend Rights.* No Participant shall have any voting, dividend, or other shareholder rights with respect to Common Shares subject to any purchase right under the Plan until the Common Shares have been purchased and delivered to the Participant or into an account for the benefit of the Participant, as provided in this Section 7.

8. *Recapitalization*.

    8.1. *In General.* If after the grant of a purchase right, but prior to the purchase of Common Shares with respect to a particular Purchase Cycle, there is any increase or decrease in the number of outstanding Common Shares because of a stock split, stock dividend, combination or recapitalization, the Administrator in its sole discretion shall make any such substitution or adjustment, if any, as it deems appropriate, with respect to: (a) the maximum number and kind of Common Shares specified in Section 5.1; (b) the purchase price per Common Share and the number of Common Shares covered by each outstanding purchase right; and (c) any other limitations provided under this Plan. The Administrator shall take any further actions which, in the exercise of its discretion, may be necessary or appropriate under the circumstances.

    8.2. *Adjustments.* In the event the Company effects one or more reorganizations, recapitalizations, spinoffs, split-ups, rights offerings or reductions of its outstanding Common Shares, the Administrator in its sole discretion may make any such substitution or adjustment, if any, as it deems appropriate, with respect to: (a) the number and kind of shares specified in Section 5.1, (b) the purchase price per Common Share and the number of Common Shares covered by each outstanding purchase right, and (c) any other limitations provided under this Plan.

    8.3. *Binding Decisions.* The determinations of the Administrator under this Section 8 shall be conclusive and binding on all parties.

9. *Merger, Liquidation, Other Company Transactions*.

    9.1. *Liquidation or Dissolution.* In the event of the proposed liquidation or dissolution of the Company, the Purchase Cycle then in progress shall terminate immediately prior to the consummation of such proposed liquidation or dissolution, unless otherwise provided by the Administrator in its sole discretion, and all outstanding purchase rights shall automatically terminate and the amounts of all payroll deductions or employee contributions will be refunded without interest (unless otherwise required under local law) to the Participants as soon as reasonably practicable.

9.2. *Sale or Merger.* In the event of a proposed sale of all or substantially all of the assets of the Company, or the merger or consolidation of the Company with or into another entity, then in the sole discretion of the Administrator: (a) each purchase right shall be assumed, or an equivalent purchase right shall be substituted, by the successor corporation or parent or subsidiary of such successor corporation; or (b) a new Purchase Date shall be established by the Administrator on or before the date of consummation of such merger, consolidation or sale, and all outstanding purchase rights shall be automatically exercised on such new date.

10. *Transferability.* Purchase rights granted to Participants may not be voluntarily or involuntarily assigned, transferred, pledged, or otherwise disposed of in any way, and are exercisable during the Participant's lifetime only by the Participant. Any attempted assignment, transfer, pledge, or other disposition of a purchase right hereunder shall be null and void and without effect. If a Participant in any manner attempts to transfer, assign or otherwise encumber his or her rights or interest under the Plan, such act shall be treated as an election by the Participant to discontinue participation in the Plan pursuant to Section 4.3 of the Plan.

11. *Amendment or Termination of the Plan*.

    11.1. *Term of Plan.* The Plan shall continue until July 31, 2036, unless previously terminated in accordance with Section 11.2.

    11.2. *Amendment and Termination.* The Board may amend the Plan from time to time as it deems desirable in its sole discretion without approval of the shareholders of the Company, except to the extent shareholder approval is required by Rule 16b-3 of the Securities Exchange Act of 1934, as amended, applicable New York Stock Exchange or other stock exchange rules, or other applicable laws or regulations. The Board may terminate or suspend the Plan at any time in its sole discretion, including shortening a Purchase Cycle and establishing a new Purchase Date for such Purchase Cycle for some or all Participants in connection with a spin-off or other similar corporate event. The termination, suspension or amendment of the Plan shall not alter or impose rights or obligations under any purchase right theretofore granted under the Plan in any material adverse way without the consent of the affected Participants, unless such termination, suspension or amendment is necessary or advisable to qualify for or comply with any tax or regulatory requirement for which or with which the Board deems it necessary or desirable to qualify or comply, including, without limitation, pursuant to Section 18 hereof.

12. *Administration.* The Administrator shall have the power, authority and responsibility for the day-to-day administration of the Plan, the power, authority and responsibility specifically provided in this Plan, and any additional duties and responsibilities approved by the Board. To the extent permitted under applicable law, the Administrator may delegate its power, authority and responsibilities under the Plan to one or more officers of the Company at any time in its sole discretion. The Administrator and, to the extent permitted under applicable law, its delegate, shall have full power and authority to promulgate any rules and regulations which are deemed necessary for the proper administration of the Plan, to interpret the provisions and supervise the administration of the Plan, to correct any defect or supply any omission or reconcile any inconsistency in the terms of the Plan and any enrollment form or other instrument or agreement relating to the Plan, to make factual determinations relevant to Plan entitlements and to take all action in connection with administration of the Plan as deemed necessary or advisable. Decisions of the Administrator and, where applicable, its delegate, shall be final and binding upon all Participants. The Company shall pay all reasonable expenses incurred in the administration of the Plan. Neither the Administrator nor any delegate of the Administrator shall be liable for any action or determination made in good faith with respect to the Plan or any purchase right granted hereunder.

13. *Rules for Certain Jurisdictions.* Notwithstanding anything in the Plan to the contrary other than Section 11.1, the Administrator may, in its sole discretion: (a) amend or vary the terms of the Plan in order to conform such terms with the requirements of each jurisdiction where an Employer is located; (b) amend or vary the terms of the Plan in each jurisdiction where an Employer is located as it considers necessary or desirable to take into account or to mitigate or reduce the burden of taxation and social security contributions for Participants and/or the Employer; or (c) amend or vary the terms of the Plan in a jurisdiction where the Employer is located as it considers necessary or desirable to meet the goals and objectives of the Plan. The Administrator may, where it deems appropriate in its sole discretion, establish one or more sub-plans for these purposes. Without limitation to the above, the Abbott Laboratories, Limited Employee Stock Purchase Plan and the Abbott Laboratories Employee Share Ownership Plan shall each constitute a sub-plan to the Plan. The Administrator may, in its sole discretion, establish administrative rules and procedures to facilitate the operation of the Plan in such jurisdictions. The terms and conditions contained herein which are subject to variation in a jurisdiction shall be reflected in a written attachment to the Plan for each Employer in such jurisdiction, or shall be otherwise documented in such manner as may be prescribed by the Administrator. To the extent permitted under applicable law, the Administrator may delegate its authority and responsibilities under this Section 13 to one or more officers of the Company.

14. *Compliance with Legal and Exchange Requirements .* The Company shall not be under any obligation to issue Common Shares upon the exercise of any purchase right unless and until the Company has determined that: (a) it and the Participant have taken all actions required to register the Common Shares under the Securities Act of 1933, or to perfect an exemption from the registration requirements thereof; (b) any applicable listing requirement of any stock exchange on which the Common Shares are listed has been satisfied; and (c) all other applicable provisions of U.S. federal, state, local and applicable non-U.S. law have been satisfied.

15. *Governmental Approvals.* This Plan and the Company's obligation to sell and deliver shares of Common Shares under the Plan in any jurisdiction shall be subject to approval of any governmental authority required in connection with the Plan or the authorization, issuance, sale, or delivery of Common Shares hereunder in such jurisdiction. The Company shall have no obligation or liability to any person for any failure to issue or deliver Common Shares, or to permit participation in the Plan, where such action would violate applicable law or where the necessary approvals or consents have not been obtained as determined by the Company in its sole discretion.

16. *No Enlargement of Employee Rights.* Nothing contained in this Plan shall be deemed to give any Employee the right to be retained in the employ of the Company or an Employer or to interfere with the right of the Company or an Employer to discharge any Employee at any time. Any rights or benefits provided under this Plan shall not be considered part of normal or expected compensation for purposes of calculating any severance, resignation, redundancy, end of service payments, bonuses, long service awards, pension, retirement or similar payments.

17. *Withholding Taxes.* In the event that the Company or an Employer is required to withhold any applicable taxes in respect of any compensation or other income realized by a Participant under the Plan, the Company or such Employer may satisfy such withholding obligation by one or more of the following methods, as determined by the Administrator: (i) deducting the required amounts from any salary or other cash payment due to the Participant from the Company or such Employer; (ii) withholding from the proceeds of the sale of Common Shares acquired under the Plan, whether through voluntary sale by the Participant or a sale arranged by the Company; (iii) withholding a sufficient number of Common Shares otherwise issuable to the Participant following purchase; or (iv) any other method deemed acceptable by the Administrator and in compliance with applicable law. To the extent the amounts withheld or deducted are insufficient to satisfy the applicable tax withholding obligations, the Participant will be required to pay to the Company or such Employer, or make other arrangement satisfactory to the Company or such Employer for the payment of, the remaining amount of such taxes.

18. *Code Section 409A.* Notwithstanding any provision in the Plan to the contrary, if the Administrator determines that a purchase right granted under the Plan to a Participant who is subject to U.S. federal income tax may be subject to Section 409A of the Code or that any provision in the Plan would cause such a purchase right under the Plan to be subject to Section 409A of the Code, the Administrator may amend the terms of the Plan and/or of the outstanding purchase right or take such other action the Administrator determines is necessary or appropriate, in each case, without the Participant's consent, to exempt the outstanding purchase right or future purchase right that may be granted under the Plan from, or to allow any such purchase rights to comply with Section 409A of the Code, provided that any such amendment or action by the Administrator would not violate Section 409A of the Code. Notwithstanding the foregoing, the Company will have no liability to a Participant or any other party if the purchase right under the Plan that is intended to be exempt from or compliant with Section 409A of the Code is not so exempt or compliant or for any action taken by the Administrator with respect thereto. The Company makes no representation that any purchase right under the Plan is compliant with Section 409A of the Code.

19. *Governing Law.* This Plan shall be governed by and construed in accordance with the laws of the State of Illinois, without regard to conflicts of law principles. Each sub-plan established pursuant to Section 13 of the Plan shall be governed by and construed in accordance with the laws of the applicable jurisdiction, unless otherwise provided in such sub-plan document.

20. *Severability.* If any provision of the Plan shall be held illegal or invalid in any jurisdiction, such illegality or invalidity shall not affect the remaining provisions of the Plan in such jurisdiction, or any provision of the Plan in any other jurisdiction, and the Plan shall be construed and applied in such jurisdiction as if the invalid provision had never been contained herein.

21. *Effective Date.* This amended and restated Plan shall be effective August 1, 2026, subject to the approval of the shareholders of the Company.

Cautionary statement regarding forward-looking statements

This proxy statement contains statements that may be forward-looking statements for purposes of the Private Securities Litigation Reform Act of 1995. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "forecasts," variations of these words, and similar expressions are intended to identify these forward-looking statements. Abbott cautions that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements, including but not limited to those risks and uncertainties identified under "Item 1A. Risk Factors" of Abbott's Annual Report on Form 10-K for the year ended December 31, 2025. Abbott undertakes no obligation to release publicly any revisions to forward-looking statements as the result of subsequent events or developments, except as required by law.

The information on Abbott's website, including the contents of Abbott's Global Sustainability Report and 2030 Sustainability Plan, is not, and shall not be deemed to be, a part of this proxy statement or incorporated herein or into any of Abbott's other filings with the Securities and Exchange Commission.

Industry leadership

FORTUNE WORLD'S MOST ADMIRED COMPANIES since 1984; No. 1 in medical products and equipment in 2026	**DOW JONES BEST-IN-CLASS INDEX** 20 years on index of global sustainability leaders
TIME MAGAZINE BEST INVENTIONS OF 2025 Abbott's i-STAT TBI test	**FORTUNE AMERICA'S MOST INNOVATIVE COMPANIES** No. 26 out of 200
WALL STREET JOURNAL MANAGEMENT TOP 250 COMPANIES since 2017	**FORBES AMERICA'S BEST COMPANIES** No. 44 overall out of 500
AMERICA'S MOST JUST COMPANIES No. 31 overall on the JUST 100 list in 2025	**TIME 100 MOST INFLUENTIAL COMPANIES** Named a "Pioneer" company
FORTUNE CHANGE THE WORLD "We Give Blood" drive	**R&D 100** Abbott's TriClip and Liberta RC
FAST COMPANY NEXT BIG THINGS IN TECH Abbott's i-STAT TBI test	**EDISON AWARDS** Five Abbott technologies recognized with 2025 Edison Awards
VAULT BEST INTERNSHIPS No. 1 Health Sciences internship in 2026	**REPTRAK MOST REPUTABLE COMPANIES** Among 100 most reputable companies globally

Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400 U.S.A.

NOTICE OF ANNUAL MEETING
OF SHAREHOLDERS
AND PROXY STATEMENT

MEETING DATE
APRIL 24, 2026
8:00 A.M. CENTRAL TIME

YOUR VOTE IS IMPORTANT
Please sign and promptly return your proxy in the enclosed envelope or vote your shares by telephone or using the Internet.

The 2026 Annual Meeting of Shareholders will be held virtually at meetnow.global/ABT2026. Please see pages 98 and 99 of this proxy statement for instructions on how to attend the Annual Meeting. For technical support for the virtual meeting platform on the day of the Annual Meeting, please call 1-888-724-2416 (toll free) or 1-781-575-2748 (international toll).



